Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk. and its subsidiaries

Consolidated financial statements

as of Desember 31, 2019 and for the year then ended

with independent auditors’ report

Statement of the Board of Directors

regarding the Board of Director’s Responsibility for

Consolidated Financial Statements

as of December 31, 2019 and for the year ended

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and its Subsidiaries

On behalf of the Board of Directors, weundersigned:

1.	Name	:	Ririek Adriansyah
	Business Address	:	Jl. Japati No.1 Bandung 40133
	Address	:	Jl. Kenanga V B-6 No. 6 Taman Duta RT 002 RW 009 Kelurahan Cisalak, Kecamatan Sukma Jaya, Depok
	Phone	:	(022) 452 7101
	Position	:	President Director
:
2.	Name	:	Harry M. Zen
	Business Address	:	Jl. Japati No.1 Bandung 40133
	Address	:	Jl. H. Namin No. 48 A Kelurahan Cipete Utara Kecamatan Kebayoran Baru, Jakarta Selatan
	Phone	:	(022) 452 7201/ 021 520 9824
	Position	:	Director of Finance

We hereby state as follows:

1.	We are responsible for the preparation and presentation of the consolidated financial statement of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (the “Company”) and its subsidiaries;
2.	The Company and its subsidiaries’ consolidated financial statement have been prepared and presented in accordance with Indonesian financial accounting standards;
3.	All information has been fully and correctly disclosed in the Company and its subsidiaries’ consolidated financial statement;
4.	The Company and its subsidiaries’ consolidated financial statement do not contain false material information or facts, nor do they omit any material information or facts;
5.	We are responsible for the Company and its subsidiaries’ internal control system.

This statement is considered to be true and correct.

Jakarta, May 25, 2019

/s/ Ririek Adriansyah Ririek Adriansyah President Director	/s/ Harry M. Zen Harry M. Zen Director of Finance

This report is originally issued in the Indonesian language.

Independent Auditors’ Report

Report No. 00073/2.1032/AU.2/11/0687-3/1/I/2020

The Shareholders and Boards of Commissioners and Directors Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk

Management of Pusat Pengelolaan Program Kemitraan dan Program Bina Lingkungan (Community Development Center) Perusahaan Perseroan (Persero) PT Telekomunikasi
Indonesia Tbk

We have audited the accompanying financial statements of Pusat Pengelolaan Program Kemitraan dan Program Bina Lingkungan (Community Development Center) Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (“CDC”), which comprise of statement financial position as of December 31, 2019, and the statements of activities and cashflows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

CDC’s management is responsible for the preparation and fair presentation of these financial statements in accordance with the Non-Publicly Accountable Entities Financial Accounting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Standards on Auditing established by the Indonesian Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.  In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

This report is originally issued in the Indonesian language.

Independent Auditors’ Report (continued)

Report No. 00073/2.1032/AU.2/11/0687-3/1/I/2020 (continued)

Opinion

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Pusat Pengelolaan Program Kemitraan dan Program Bina Lingkungan (Community Development Center) Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk as of December 31, 2019, and the results of its financial performance and cash flows for the year then ended in conformity with the Non-Publicly Accountable Entities Financial Accounting Standards.

KAP Purwantono, Sungkoro & Surja

/s/Handri Tjendra, CPA

Handri Tjendra, CPA

Public Accountant Registration No. AP.1007

May 25, 2020

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER  31, 2019 AND FOR THE YEAR THEN ENDED

WITH INDEPENDENT AUDITORS’ REPORT

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of Desember 31, 2019

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

	Notes	2019	2018
ASSETS

CURRENT ASSETS
Cash and cash equivalents	2c,2e,2u,3,30,35	18,242	17,439
Other current financial assets	2c,2e,2u,4,30,35	554	1,304
Trade receivables - net provision for
impairment of receivables	2g,2u,2ad,5,35
Related parties	2c,30	1,792	2,126
Third parties		10,005	9,288
Other receivables - net of provision for
impairment of receivables	2g,2u,35	292	727
Inventories - net provision for obsolescence	2h,6	585	717
Assets held for sale	2j,9	39	340
Prepaid taxes	2t,25a	2,569	2,749
Claim for tax refund	2t,25b	992	596
Other current assets	2c,2i,2m,7,30	6,652	7,982
Total Current Assets		41,722	43,268

NON-CURRENT ASSETS
Long-term investments	2f,2u,8	1,944	2,472
Property and equipment - net of accumulated depreciation	2l,2m,2ab,9,33	156,973	143,248
Intangible assets - net of accumulated amortization	2d,2k,2n,2ab,11	6,446	5,032
Deferred tax assets - net	2t,2ad,25f	2,898	2,504
Other non-current assets	2c,2g,2i,2n,2t,2u,10,25,30,35	11,225	9,672
Total Non-Current Assets		179,486	162,928
TOTAL ASSETS		221,208	206,196

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables	2o,2u,12,35
Related parties	2c,30	819	993
Third parties		13,078	13,773
Other payables	2u,35	449	448
Taxes payable	2t,25c	3,431	1,180
Accrued expenses	2c,2u,13,30,35	13,736	12,769
Unearned income - current	2r,14a	7,352	5,190
Advances from customers	2c,30	1,289	1,569
Short-term bank loans	2c,2p,2u,15a,30,35	8,705	4,043
Current maturities of long-term borrowings	2c,2m,2p,2u,2v,15b,30,35	9,510	6,296
Total Current Liabilities		58,369	46,261

NON-CURRENT LIABILITIES
Deferred tax liabilities - net	2t,2ad,25f	1,230	1,252
Unearned income - net of current portion	2r,14b	803	652
Long service award provisions	2s,29	1,066	852
Pension benefits and other post-employment
benefits obligations	2s,28	8,078	5,555
Long-term borrowings - net of current maturities	2c,2m,2p,2u,2v,16,30,35	33,869	33,748
Other liabilities	2o,2u	543	573
Total Non-Current Liabilites		45,589	42,632
TOTAL LIABILITIES		103,958	88,893

EQUITY
Capital stock	1c,18	4,953	4,953
Additional paid-in capital	2w,19	2,711	2,455
Other equity	2f,2u,20	408	507
Retained earnings
Appropriated	27	15,337	15,337
Unappropriated		76,152	75,658
Net equity attributable to:
Owners of the parent company		99,561	98,910
Non-controlling interest	2b,17	17,689	18,393
TOTAL EQUITY		117,250	117,303
TOTAL LIABILITIES AND EQUITY		221,208	206,196

The accompanying notes form an integral part of these consolidated financial statements.

6

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the Year Ended December 31, 2019

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

	Notes	2019	2018
REVENUES	2c,2r,21,30	135,567	130,784

Operation, maintenance and telecommunication
service expenses	2c,2r,23,30	(42,226)	(43,791)
Depreciation and amortization expenses	2k,2l,2m,9,11	(23,178)	(21,406)
Personnel expenses	2c,2r,2s,22,30	(13,012)	(13,178)
Interconnection expenses	2c,2r,30	(5,077)	(4,283)
General and administrative expenses	2c,2r,24,30	(6,696)	(6,137)
Marketing expenses	2c,2r,30	(3,724)	(4,214)
Gains (losses) on foreign exchange - net	2q	(86)	68
Other income - net	2l,2r	826	1,002

OPERATING PROFIT		42,394	38,845

Finance income	2c,30	1,092	1,014
Finance cost	2c,2p,2r,30	(4,240)	(3,507)
Share of profit (loss) of associated companies - net	2f,8	(166)	53
Impairment of associated companies	2f,8	(1,172)	-

PROFIT BEFORE INCOME TAX		37,908	36,405

INCOME TAX (EXPENSE) BENEFIT	2t,2ad,25d
Current		(10,619)	(9,432)
Deferred		303	6
		(10,316)	(9,426)

PROFIT FOR THE YEAR		27,592	26,979

OTHER COMPREHENSIVE INCOME
Other comprehensive income to be reclassified to profit
or loss in subsequent periods:
Foreign currency translation	2f,2q,20	(105)	146
Change in fair value of available-for-sale financial assets	2u,20	6	(10)
Share of other comprehensive income of associated companies	2f,8	16	(14)
Other comprehensive income not to be reclassified to profit
or loss in subsequent periods:
Defined benefit actuarial gains (losses) - net	2s,28	(2,109)	4,820
Other comprehensive income (losses) - net		(2,192)	4,942

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		25,400	31,921

Profit for the year attributable to:
Owners of the parent company		18,663	18,032
Non-controlling interests	2b,17	8,929	8,947
		27,592	26,979
Total comprehensive income for the year attributable to:
Owners of the parent company		16,624	22,844
Non-controlling interests	2b	8,776	9,077
		25,400	31,921
BASIC EARNING PER SHARE
(in full amount)	2y,26
Net income per share		188.40	182.03
Net income per ADS (100 Series B shares per ADS)		18,839.68	18,202.70

The accompanying notes form an integral part of these consolidated financial statements.

7

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the Year Ended December 31, 2019

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

		Attributable to owners of the parent company
						Retained earnings
Description	Notes	Capital stock	Additional paid-in capital	Treasury stock	Other equity	Appropriated	Unappropriated	Net	Non-controlling interests	Total equity
Balance, January 1, 2018		5,040	4,931	(2,541)	387	15,337	69,559	92,713	19,417	112,130
Capital contribution to subsidiaries		-	-	-	-	-	-	-	34	34
Acquisition of business		-	(22)	-	(16)	-	-	(38)	65	27
Acquisition of non-controlling interest		-	-	-	-	-	-	-	(69)	(69)
Cash dividends	17,27	-	-	-	-	-	(16,609)	(16,609)	(10,131)	(26,740)
Cancellation of treasury stocks		(87)	(2,454)	2,541	-	-	-	-	-	-
Profit for the year	2b,17	-	-	-	-	-	18,032	18,032	8,947	26,979
Other comprehensive income - net	2f,2q,2s,2u,17	-	-	-	136	-	4,676	4,812	130	4,942
Balance, December 31, 2018		4,953	2,455	-	507	15,337	75,658	98,910	18,393	117,303

Capital contribution to subsidiaries		-	-	-	-	-	-	-	59	59
Entities under common control transaction		-	256	-	-	-	-	256	9	265
Capital contribution from non-controlling interest		-	-	-	-	-	-	-	70	70
Cash dividends	17,27	-	-	-	-	-	(16,229)	(16,229)	(9,618)	(25,847)
Profit for the year	2b,17	-	-	-	-	-	18,663	18,663	8,929	27,592
Other comprehensive income - net	2f,2q,2s,2u,17	-	-	-	(99)	-	(1,940)	(2,039)	(153)	(2,192)
Balance, December 31, 2019		4,953	2,711	-	408	15,337	76,152	99,561	17,689	117,250

The accompanying notes form an integral part of these consolidated financial statements.

8

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2019

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

	Notes	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from customers and other operators		135,372	127,855
Cash receipts for tax refund		1,446	2,578
Cash receipts from finance income		1,093	1,036
Cash payments for expenses		(56,787)	(54,099)
Cash payments to employees		(11,370)	(12,657)
Cash payments for corporate and final income taxes		(10,348)	(10,375)
Cash payments for finance costs		(4,358)	(3,735)
Cash payments for Value Added Taxes - net		(861)	(3,434)
Cash receipts from (payment for) others - net		762	(1,498)

Net cash provided by operating activities		54,949	45,671

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property and equipment	9	1,496	629
Proceeds from placement in other current financial assets - net		1,147	171
Proceeds from divestment of subsidiary		395	-
Proceeds from insurance claims	9	197	153
Dividen received from associated company	8	11	9
Purchase of property and equipment	9,37	(35,218)	(31,562)
Purchase of intangible assets	11,37	(2,008)	(2,972)
Acquisition of businesses - net of acquired cash		(1,166)	(420)
Acquisition of long-term investments	8	(732)	(337)
Increase (decrease) in advances and other assets		87	(761)

Net cash used in investing activities		(35,791)	(35,090)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from loans and other borrowings	15,16	26,524	35,364
Capital contribution from non-controlling interests of subsidiaries		59	34
Repayments of loan and other borrowings	15,16	(18,983)	(27,113)
Cash dividends paid to the Company's stockholders	27	(16,229)	(16,609)
Cash dividends paid to non-controlling interests of subsidiaries		(9,618)	(10,134)

Net cash used in financing activities		(18,247)	(18,458)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		911	(7,877)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND
CASH EQUIVALENTS		(108)	171

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3	17,439	25,145

CASH AND CASH EQUIVALENTS AT END OF YEAR	3	18,242	17,439

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.GENERAL

a.	Establishment and general information

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (the “Company”) was originally part of “Post en Telegraafdienst”, which was established and operated commercially in 1884 under the framework of Decree No. 7 dated March 27, 1884 of the Governor General of the Dutch Indies which was published in State Gazette No. 52 dated April 3, 1884.

In 1991, the status of the Company was changed into a state-owned limited liability corporation (“Persero”) based on Government Regulation No. 25/1991. The ultimate parent of the Company is the Government of the Republic of Indonesia (the “Government”) (Notes 1c and 18).

The Company was established based on notarial deed No. 128 dated September 24, 1991 of Imas Fatimah, S.H. The deed of establishment was approved by the Ministry of Justice of the Republic of Indonesia in its Decision Letter No. C2-6870.HT.01.01.Th.1991 dated November 19, 1991 and was published in State Gazette No. 5 dated January 17, 1992, Supplement No. 210. The Articles of Association has been amended several times, the latest amendments of which were pertaining to the increase in the flexibility and independency of the Board Commissioners in approving the Directors’ actions at a certain threshold and changes in authorized and issued capital stocks due to the transfer of total shares through the cancellation of the treasury stocks by deducting from equity as stated in notarial deeds No. 34 and No. 35 dated May 15, 2018 of Ashoya Ratam, S.H., MKn. Such amendments were accepted and approved by the Ministry of Law and Human Rights of the Republic of Indonesia (“MoLHR”) in its letter No. AHU-AH.01.03-0214555 dated June 8, 2018 and MoLHR decision’s No. AHU-0013328.AH.01.02 year 2018 dated July 2, 2018.

In accordance with Article 3 of the Company’s Articles of Association, the scope of its activities is to provide telecommunication network and telecommunication and information services, and to optimize the Company’s resources to provide high quality and competitive goods and/or services to gain/pursue profit in order to increase the value of the Company by applying the Limited Liability Company principle. In regard to achieving its objectives, the Company is involved in the following activities:

i. Main business:

(a)  Planning, building, providing, developing, operating, marketing or selling or leasing, and maintaining telecommunications and information networks in a broad sense in accordance with prevailing laws and regulations.

(b) Planning, developing, providing, marketing or selling, and improving telecommunications and information services in a broad sense in accordance with prevailing laws and regulations.

(c) Investing including in the form of equity capital in other companies in line with and to achieve the purposes and objectives of the Company.

ii. Supporting business:

(a)Providing payment transactions and money transferring services through telecommunications and information networks.

(b)  Performing other activities and undertakings in connection with the optimization of the Company's resources, which among others, include the utilization of the Company's property and equipment and movable assets, information systems, education and training, and repairs and maintenance facilities.

(c)  Collaborating with other parties in order to optimize the information, communication or technology resources owned by other parties as service provider in information, communication and technology industry, as to achieve the purposes and objectives of the Company.

         The Company’s head office is located at Jalan Japati No. 1, Bandung, West Java.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.   GENERAL (continued)

a.	Establishment and general information (continued)

The Company was granted several networks and/or services provision licenses by the Government which are valid for an unlimited period of time as long as the Company complies with prevailing laws and regulations and fulfills the obligation stated in those licenses. For every license issued by the Ministry of Communication and Information (“MoCI”), an evaluation is performed annually and an overall evaluation is performed every five years. The Company is obliged to submit reports of networks and/or services annually to the Indonesian Directorate General of Post and Informatics (“DGPI”), which replaced the previous Indonesian Directorate General of Post and Telecommunications (“DGPT”).

The reports comprise information such as network development progress, service quality standard achievement, numbers of customers, license payment and universal service contribution, while for internet telephone services for public purpose, internet interconnection service, and internet access service, there is additional information required such as operational performance, customer segmentation, traffic, and gross revenue.

Details of these licenses are as follows:

License	License No.	Type of services	Grant date/latest renewal date
License of electronic money issuer	Bank Indonesia License No. 11/432/DASP	Electronic money	July 3, 2009
License of money remittance	Bank Indonesia License No. 11/23/bd/8	Money remittance service	August 5, 2009
License to operate internet telephone services for public purpose	127/KEP/DJPPI/ KOMINFO/3/2016	Internet telephone services for public purpose	March 30, 2016
License to operate fixed domestic long distance network	839/KEP/M.KOMINFO/ 05/2016	Fixed domestic long distance and basic telephone services network	May 16, 2016
License to operate fixed closed network	844/KEP/M.KOMINFO/ 05/2016	Fixed closed network	May 16, 2016
License to operate fixed international network	846/KEP/M.KOMINFO/ 05/2016	Fixed international and basic telephone services network	May 16, 2016
License to operate circuit switched based local fixed line network	948/KEP/M.KOMINFO/ 05/2016	Circuit switched based local fixed line network	May 31, 2016
License to operate data communication system services	191/KEP/DJPPI/ KOMINFO/10/2016	Data communication system services	October 31, 2016
License to operate internet service provider	2176/KEP/M.KOMINFO/ 12/2016	Internet service provider	December 30, 2016
License to operate content service provider	1040/KEP/M.KOMINFO/ 16/2017	Content service provider	May 16, 2017
License for the implementation of internet interconnection services	1004/KEP/M.KOMINFO/ 2018	Interconnection services	December 26, 2018

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.GENERAL (continued)

b.Company’s Boards of Commissioners, Directors, Audit Committee, Corporate Secretary, Internal Audit, and Employees

i.Boards of Commissioners and Directors

Based on resolutions made at the Annual General Meeting (“AGM”) of Stockholders of the Company as covered by notarial deed No. 133 and No. 54 of Ashoya Ratam., S.H., M.Kn. dated May 24, 2019 and April 27, 2018,  the composition of the Company’s Boards of Commissioners and Directors as of December 31, 2019 and 2018, respectively, were as follows:

	2019	2018
President Commissioner	Rhenald Kasali	Hendri Saparini
Commissioner*	-	Edwin Hidayat Abdullah
Commissioner*	-	Isa Rachmatarwata
Commissioner	Ismail	Rinaldi Firmansyah
Commissioner	Marcelino Rumambo Pandin	-
Independent Commissioner	Marsudi Wahyu Kisworo	Pamijati Pamela Johanna
Independent Commissioner	Cahyana Ahmadjayadi	Cahyana Ahmadjayadi
Independent Commissioner	Margiyono Darsasumarja	Margiyono Darsasumarja
President Director	Ririek Adriansyah	Alex Janangkih Sinaga
Director of Finance	Harry Mozarta Zen	Harry Mozarta Zen
Director of Digital Business	Faizal Rochmad Djoemadi	David Bangun
Director of Strategic Portfolio	Achmad Sugiarto	-
Director of Enterprise and Business
Service	Bogi Witjaksono	Dian Rachmawan
Director of Wholesale and
International Services	Edwin Aristiawan	Abdus Somad Arief
Director of Human Capital
Management	Edi Witjara	Herdy Rosadi Harman
Director of Network, Information
Technology and Solution	Zulhelfi Abidin	Zulhelfi Abidin
Director of Consumer Service	Siti Choiriana	Siti Choiriana

                                         *  Based on SK-271/MBU/11/2019 dated November 18, 2019, Edwin Hidayat Abdullah was appointed as Vice President Director of
PT Angkasa Pura II (Persero) and based on SK-327/MBU/12/2019 dated December 23, 2019, Isa Rachmatarwata was appointed as Commissioner of PT Pertamina (Persero) hence their positions as Commissioners of the Company was ended by law.

ii.Audit Committee, Corporate Secretary, and Internal Audit

The composition of the Company’s Audit Committee, Corporate Secretary, and Internal Audit as of December 31, 2019 and 2018, were as follows:

	2019	2018
Chairman	Margiyono Darsasumarja	Margiyono Darsasumarja
Secretary	Tjatur Purwadi	Tjatur Purwadi
Member	Ismail	Rinaldi Firmansyah
Member	Marcelino Rumambo Pandin	Cahyana Ahmadjayadi
Member	Sarimin Mietra Sardi	Sarimin Mietra Sardi
Corporate Secretary	Andi Setiawan	Andi Setiawan
Internal Audit	Harry Suseno Hadisoebroto	Harry Suseno Hadisoebroto

iii.Employees

As of December 31, 2019 and 2018, the Company and subsidiaries (“Group”) had 24,272 employees and 24,071 employees (unaudited), respectively.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.GENERAL (continued)

c.	Public offering of securities of the Company

The Company’s number of shares prior to its Initial Public Offering (“IPO”) was totalling 8,400,000,000, consisting of 8,399,999,999 Series B shares and 1 Series A Dwiwarna share, were wholly-owned by the Government. On November 14, 1995, 933,333,000 new Series B shares and 233,334,000 Series B shares owned by the Government were offered to the public through an IPO and listed on the Indonesia Stock Exchange (“IDX”) and 700,000,000 Series B shares owned by the Government were offered to the public and listed on the New York Stock Exchange (“NYSE”) and the London Stock Exchange (“LSE”), in the form of American Depositary Shares (“ADS”). There were 35,000,000 ADS and each ADS represented 20 Series B shares at that time.

In December 1996, the Government had a block sale of its 388,000,000 Series B shares, and in 1997, distributed 2,670,300 Series B shares as incentive to the Company’s stockholders who did not sell their shares within one year from the date of the IPO. In May 1999, the Government further sold 898,000,000 Series B shares.

To comply with Law No. 1/1995 on Limited Liability Companies, at the AGM of Stockholders of the Company on April 16, 1999, the Company’s stockholders resolved to increase the Company’s issued share capital by the distribution of 746,666,640 bonus shares through the capitalization of certain additional paid-in capital, which was made to the Company’s stockholders in August 1999. On August 16, 2007, Law No. 1/1995 on Limited Liability Companies was amended by the issuance of Law No. 40/2007 on Limited Liability Companies which became effective on the same date. Law No. 40/2007 has no effect on the public offering of shares of the Company. The Company has complied with Law No. 40/2007.

In December 2001, the Government had another block sale of 1,200,000,000 shares or 11.9% of the total outstanding Series B shares. In July 2002, the Government further sold a block of 312,000,000 shares or 3.1% of the total outstanding Series B shares.

At the AGM of Stockholders of the Company held on July 30, 2004, the minutes of which are covered by notarial deed No. 26 of A. Partomuan Pohan, S.H., LLM., the Company’s stockholders approved the Company’s 2-for-1 stock split for Series A Dwiwarna and Series B share. The Series A Dwiwarna share with par value of Rp500 per share was split into 1 Series A Dwiwarna share with par value of Rp250 per share and 1 Series B share with par value of Rp250 per share. The stock split resulted in an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna share and 39,999,999,999 Series B shares to 1 Series A Dwiwarna share and 79,999,999,999 Series B shares, and the issued capital stock from 1 Series A Dwiwarna share and 10,079,999,639 Series B shares to 1 Series A Dwiwarna share and 20,159,999,279 Series B shares. After the stock split, each ADS represented 40 Series B shares.

At the AGM held on April 19, 2013, the minutes of which were covered by notarial deed No. 38 of Ashoya Ratam, S.H., M.Kn., the stockholders approved the Company’s 5-for-1 stock split for Series A Dwiwarna and Series B shares. Series A Dwiwarna share with par value of Rp250 per share was split into 1 Series A Dwiwarna share with par value of Rp50 per share and 4 Series B shares with par value of Rp50 per share. The stock split resulted in an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna and 79,999,999,999 Series B shares to 1 Series A Dwiwarna and 399,999,999,999 Series B shares. The issued capital stock increase from 1 Series A Dwiwarna and 20,159,999,279 Series B shares to 1 Series A Dwiwarna and 100,799,996,399 Series B shares. After the stock split, each ADS represented 200 Series B shares. Effective from October 26, 2016, the Company change the ratio of Depositary Receipt from 1 ADS representing 200 Series B shares to become 1 ADS representing 100 Series B shares (Note 18). Profit per ADS information have been retrospectively adjusted in the consolidated statement of profit or loss and other comprehensive income to reflect the changes in the ratio of ADS.

On May 16 and June 5, 2014, the Company deregistered from Tokyo Stock Exchange (“TSE”) and delisted from the LSE, respectively.

As of December 31, 2019, all of the Company’s Series B shares are listed on the IDX and 46,018,374 ADS shares are listed on the NYSE (Note 18).

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.GENERAL (continued)

c.	Public offering of securities of the Company (continued)

On June 25, 2010 the Company issued the second Rupiah bonds with a nominal amount of Rp1,005 billion for Series A, with a five-year period and Rp1,995 billion for Series B, with a ten-year period, respectively, which are listed on the IDX (Note 16.b.i).

On June 16, 2015, the Company issued Continuous Bonds I Telkom Phase I Year 2015, with a nominal amount Rp2,200 billion for Series A, with a seven-year period, Rp2,100 billion for Series B, with a ten-year period, Rp1,200 billion for Series C, with a fifteen-year period, and Rp1,500 billion for Series D, with a thirty-year period, respectively which are listed on the IDX (Note 16.b.i).

d.	Subsidiaries

As of December 31, 2019 and 2018, the Company has consolidated the following directly or indirectly owned subsidiaries (Notes 2b and 2d):

            i.    Direct subsidiaries:

	Nature of business/date of	Year of	Percentage of		Total assets before
Subsidiary/place of	incorporation or acquisition	commencement	ownership*		elimination
incorporation	by the Company	operations	2019	2018	2019	2018
PT Telekomunikasi	Telecommunication - provides	1995	65	65	82,730	82,650
Selular	telecommunication facilities
("Telkomsel"),	and mobile celullar
Jakarta, Indonesia	services using Global
Systems for Mobile
Communication ("GSM")
technology/
May 26, 1995

PT Dayamitra	Leasing of towers and	1995	100	100	20,114	13,053
Telekomunikasi	other telecommunication
("Dayamitra"),	services/
Jakarta, Indonesia	May 17,2001

PT Multimedia	Network telecommunication	1998	100	100	16,478	16,524
Nusantara	services and multimedia/
("Metra"),	May 9, 2003
Jakarta, Indonesia

PT Telekomunikasi	Telecommunication/	1995	100	100	10,970	10,408
Indonesia International	July 31, 2003
(“TII”),
Jakarta, Indonesia

PT Graha Sarana Duta	Leasing of offices and	1982	100	100	6,055	5,805
("GSD"),	providing building
Jakarta, Indonesia	management and
maintenance services, civil
consultant and developer/
April 25, 2001

PT Telkom Akses	Construction, service and	2013	100	100	4,436	4,244
(“Telkom Akses”),	trading in the field of
Jakarta, Indonesia	telecommunication/
November 26, 2012

PT Telkom Satelit	Telecomunication - provides	1996	100	100	3,309	3,192
Indonesia	satellite communication
("Telkomsat"),	system and the related
Jakarta, Indonesia	services and infrastructure/
September 28, 1995
PT PINS Indonesia	Telecommunication	1995	100	100	2,995	4,004
(“PINS”),	construction and services/
Jakarta, Indonesia	August 15, 2002

PT Infrastruktur	Construction, service and	2014	100	100	1,706	3,351
Telekomunikasi	trading in the field of
Indonesia	telecommunication/
(“Telkom Infratel”),	January 16, 2014
Jakarta, Indonesia
*Percentage of ownership amounting to 99.99% is presented with rounding 100%.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.GENERAL (continued)

d.	Subsidiaries (continued)

            i.   Direct subsidiaries (continued):

	Nature of business/date of	Year of	Percentage of		Total assets before
Subsidiary/place of	incorporation or acquisition	commencement	ownership*		elimination
incorporation	by the Company	operations	2019	2018	2019	2018
PT Metra-Net	Multimedia portal service/	2009	100	100	996	782
(“Metra-Net”),	April 17, 2009
Jakarta, Indonesia

PT Napsindo Primatel	Telecommunication -	1999; ceased	60	60	5	5
Internasional	provides Network Access	operations on
(“Napsindo”),	Point (“NAP”), Voice Over	January 13,
Jakarta, Indonesia	Data (“VOD”) and other	2006
	related services/
	December 29, 1998

PT Jalin Pembayaran	Payment services - principal,	2016	-	100	-	298
Nusantara	swithcing, clearing and
(“Jalin”),ª	settlement activities/
Jakarta, Indonesia	November 3, 2016

ªThe Company sold 67% of it’s ownership on Jalin, and Jalin became an associated company (Note 8).

                *Percentage of ownership amounting to 99.99% is presented with rounding 100%.

ii.  Indirect subsidiaries:

	Nature of business/date of	Year of	Percentage of		Total assets before
Subsidiary/place of	incorporation or acquisition	commencement	ownership*		elimination
incorporation	by the Company	operations	2019	2018	2019	2018
PT Sigma Cipta Caraka	Information technology	1988	100	100	6,796	7,785
(“Sigma”),	service - system
Tangerang, Indonesia	implementation and
	integration service,
	outsourcing and software
	license maintenance/
	May 1,1987

Telekomunikasi	Telecommunication/	2008	100	100	3,635	3,413
Indonesia	December 6, 2007
International Pte. Ltd.,
("Telin Singapore"),
Singapore

PT Infomedia Nusantara	Data and information	1984	100	100	2,626	2,389
(“Infomedia”),	service - provides
Jakarta, Indonesia	telecommunication
	information services and
	other information services
	in the form of print and
	electronic media, and call
	center services/
	September 22,1999

PT Telkom Landmark	Property development	2012	55	55	2,056	2,128
Tower	and management
(“TLT”),	services/
Jakarta, Indonesia	February 1, 2012

Telekomunikasi	Telecommunication/	2010	100	100	1,830	1,185
Indonesia	December 8, 2010
International Ltd.,
("Telin Hong Kong"),
Hong Kong

PT Metra Digital	Trading and/or providing	2013	100	100	1,475	979
Investama	service related to
(“MDI”),	information and
Jakarta, Indonesia	tehnology, multimedia,
	entertainment and
	investment/
	January 8, 2013

PT Metra Digital Media	Directory information	2013	100	100	1,146	1,339
(“MD Media”),	services/
Jakarta, Indonesia	January 22, 2013
*Percentage of ownership amounting to 99.99% is presented with rounding 100%.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.GENERAL (continued)

d.	Subsidiaries (continued)

ii.  Indirect subsidiaries (continued):

	Nature of business/date of	Year of	Percentage of		Total assets before
Subsidiary/place of	incorporation or acquisition	commencement	ownership*		elimination
incorporation	by the Company	operations	2019	2018	2019	2018
PT Finnet Indonesia	Information technology	2006	60	60	1,001	1,011
(“Finnet”),	services/
Jakarta, Indonesia	October 31, 2005

PT Persada Sokka	Providing telecommunication	2008	95	-	870	-
Tama	network infrastucture/
("PST"),	February 19, 2019
Jakarta, Indonesia

TS Global Network	Satellite services/	1996	70	70	732	832
Sdn. Bhd.	December 14, 2017
(“TSGN”),
Petaling Jaya, Malaysia

Telekomunikasi	Telecommunication/	2012	100	100	706	677
Indonesia	September 11, 2012
International
(“Telin TL”) S.A.,
Dili, Timor Leste

PT Melon Indonesia	Digital content exchange	2010	100	100	578	457
(“Melon”),	hub services/
Jakarta, Indonesia	November 14, 2016

PT Telkomsel Mitra	Bussiness management	2019	100	-	569	-
Inovasi	consulting and capital
(“TMI”),	venture services/
Jakarta, Indonesia	January 18, 2019

PT Swadharma Sarana	Cash replenishment services	2001	51	51	520	460
Informatika	and ATM maintenance/
(“SSI”),	April 2, 2018
Jakarta, Indonesia

PT Administrasi	Health insurance	2002	100	100	395	346
Medika	administration services/
(“Ad Medika”),	February 25, 2010
Jakarta, Indonesia

PT Graha Yasa	Tourism service/	2012	51	51	288	250
Selaras	April 27, 2012
(”GYS”),
Jakarta, Indonesia

PT Nusantara Sukses	Service and trading/	2014	100	100	272	290
Investasi	September 1, 2014
(“NSI”),
Jakarta, Indonesia

PT Metraplasa	Network & e-commerce	2012	60	60	214	168
(“Metraplasa”),	services/
Jakarta, Indonesia	April 9, 2012

PT Nutech Integrasi	System integrator/	2001	60	60	177	93
(“Nutech”),	December 13, 2017
Jakarta, Indonesia

Telekomunikasi	Telecomunication	2014	100	100	89	57
Indonesia	December 11, 2013
International Inc.,
(“Telkom USA”),
Los Angeles, USA

                *Percentage of ownership amounting to 99.99% is presented with rounding 100%.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.GENERAL (continued)

d.	Subsidiaries (continued)

ii.  Indirect subsidiaries (continued):

	Nature of business/date of	Year of	Percentage of		Total assets before
Subsidiary/place of	incorporation or acquisition	commencement	ownership*		elimination
incorporation	by the Company	operations	2019	2018	2019	2018
Telekomunikasi	Telecommunication/	2013	100	100	86	115
Indonesia	January 9, 2013
International Pty. Ltd.,
(“Telkom Australia”),
Sydney, Australia

Telekomunikasi	Telecommunication/	2013	70	70	67	76
Indonesia Intl	July 2, 2013
(Malaysia) Sdn. Bhd.
(“Telin Malaysia”),
Malaysia

PT Satelit Multimedia	Satellite services/	2013	100	100	16	16
Indonesia	March 25, 2013
(“SMI”),
Jakarta, Indonesia

                          *Percentage of ownership amounting to 99.99% is presented with rounding 100%.

e.	Acquisition transactions of subsidiaries

i.     Metra

                   SSI

Based on Shares Sales and Purchase deed of Utiek Rochmuljati Abdurachman S.H., MLI., M.Kn. No. 3, 4, and 5 dated April 2, 2018, Metra purchase 14,600 shares of SSI ownership interests from Yayasan Danar Dana Swadharma, PT Tri Handayani Utama, dan Koperasi Swadharma or equivalent to 36.50% ownership interests of SSI with purchase consideration amounting Rp220 billion.

Based on notarial deed N.M. Dipo Nusantara Pua Upa, S.H., M.Kn. No. 4 dated April 9, 2018, the Company as Metra's shareholder approved on the subscription for 11,837 new shares issued by SSI with purchase consideration amounting Rp178 billion. These acquired shared resulted in a change in composition to 51% ownership causing Company to have control over SSI as a subsidiary with total purchase consideration amounting to Rp397 billion (consideration paid on acquisition of control net of cash acquired Rp210 billion). Acquisition cost of SSI which was higher than the ownership portion of its net assets value, which amounted to Rp196 billion. As of December 31, 2018, the difference recorded as provisional goodwill. Based on purchase price allocation report, the difference between acquisition cost and fair value of net assets amounting to Rp179 billion,  and as of December 31, 2019, the carrying amount of goodwill has been adjusted.

      PT Collega Inti Pratama (“CIP”)

Based on notarial deeds of Utiek Rochmuljati Abdurachman S.H., MLI., M.Kn. No. 151 and 152, dated December 28, 2018, Sigma purchased 2,493 shares of CIP (equal to 67% shares ownership) from PT Upperco Usaha Maxima with purchase consideration paid amounting to Rp208 billion and 111 shares (equal to 3% ownership) from PT Abdi Anugerah Persada with purchase consideration paid amounting Rp9 billion, hence Sigma owns 2,604 shares (equal to 70% ownership shares) causing Sigma to have control over CIP as a subsidiary with total purchase consideration amounting to Rp217 billion (consideration paid on acquisition of control net of cash acquired is Rp188 billion). Acquisition cost of CIP was higher than the ownership portion of its net assets value, which amounting to Rp165 billion. As of December 2018, the difference recorded as provisional goodwill. Based on purchase price allocation report, the difference between the acquisition cost and fair value of net assets amounting to Rp78 billion, and as of December 31, 2019, carrying amount of goodwill has been adjusted.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.   GENERAL (continued)

e.	Acquisition transactions of subsidiaries (continued)

            ii.    TII

TSGN

On December 14, 2017, TII purchased 49% shares ownership in TSGN in exchange for MYR66,150,000 (equivalent to Rp220 billion). TSGN is engaged in providing ICT (Information and Communication Technologies) systems for satellite communication services, satellite bandwith services and Very Small Aperture Terminal (“VSAT”) services. Non-controlling interests of the acquiree are measured at fair value. Based on Sale and Subscription Agreement, TII controls TSGN with ability to place and replace of 3 out of 5 key management members that controls the overall business of TSGN. On April 25, 2018, TII purchased 21% of aditional ownership through newly issued shares.

This acquisition will enhance synergy and utilization of assets and resources between companies in order to provide more innovative services to customers.

The fair values of the identifiable assets and liabilities acquired at acquisition date were:

Total
Assets
Cash and cash equivalents	21
Trade receivables	18
Other current assets	57
Property and equipment	770
Other non-current assets	20

Liabilities
Current liabilities	(422)
Non-current liabilities	(155)

Fair value of identifiable net assets acquired	309
Fair value of non-controlling interest	(157)
Goodwill (Note 11)	68
Fair value consideration transferred	220

Telin Malaysia

On April 18, 2018, TII purchased 21% additional ownership in Telin Malaysia in the exchange for contribution of MYR8,764,789 or equivalent to Rp31 billion (consideration paid on acquisition of control net of cash acquired Rp16 billion) from Compudyne Telecommunication System Sdn., Bhd. Previously, Telin Malaysia was accounted for as an associate company with 49% ownership. In connection with the acquisition of Telin Malaysia’s shares, TII recognized provisional goodwill amounting to Rp61 billion (Note 11). Based on final purchase price allocation report in 2019, there is no significant difference in the fair values of fixed assets and intangible assets, therefore, as of December 31, 2019, no adjustment on carrying amount of goodwill.

Telin Malaysia’s acquisition objective is to strengthen and to grow business relationship between Malaysia and Indonesia in telecommunication sector.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.   GENERAL (continued)

e.	Acquisition transactions of subsidiaries (continued)

iii.    Dayamitra

      PST

On February 19, 2019, Dayamitra purchased 95% ownership in PST from Rahina Dewayani and Rahayu based on a Conditional Stock Sale and Purchase Agreement. Based on the agreement, Dayamitra purchased 95% shares ownership of PST amounting to Rp1,113 billion and is required to purchase the remaining 5% ownership of PST within a maximum of 24 months from March 8, 2019, at the same price per share as the acquisition of 95% shares. In connection with such requirement, on December 31, 2019 Dayamitra recognized the liabilities to the previous shareholder of Rp80 billion.

Based on an analysis of the terms and conditions associated with the transaction, it was concluded that at the acquisition date Dayamitra had substantially held 100% ownership of PST shares and as such there were no non-controlling interests.

PST is a company engaged in managing tower rental. This new investment is expected to strengthen the Company's business portfolio. From the acquisition date to December 31, 2019, total revenue and profit before tax recorded by PST and recognized in the consolidated statement of profit or loss and other comprehensive income amounted to Rp200 billion and Rp41 billion, respectively. This acquisition was accounted as a business combination.

Purchase of Indosat’s Towers

On October 14, 2019, Dayamitra signed a Sales Purchase Agreement ("SPA") with PT Indosat, Tbk. ("Indosat") related to the purchase of Indosat's towers. The matters stipulated and agreed simultaneously with the SPA are as follows:

       (a)  Transfer of ownership 2,100 telecommunication towers (3,982 tenants) and their licenses;

       (b)  Transfer of 1,731 leases of lands previously leased by Indosat from third parties;

       (c)  369 leases of lands owned by Indosat; and

           (d)  Transfer of the collocation contracts and the related user's details of 3,982 existing tenants in the towers being acquired.

On December 20, 2019, Dayamitra and Indosat have signed Letter Agreement (Closing Memo), as a follow-up on the SPA, amounting to Rp4,443 billion.

In addition, Dayamitra and Indosat also signed Master Tower Lease Agreement ("MTLA"), which stipulated that Indosat agreed to lease back for one each of the slot in 2,100 telecommunication towers acquired. This acquisition was accounted for as an asset acquisition.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.   GENERAL (continued)

e.	Acquisition transactions of subsidiaries (continued)

iii.    Dayamitra (continued)

      The fair values of the identifiable assets and liabilities acquired for these two transactions were:

	Indosat’s Tower	PST shares	Total
Assets
Current assets	517	146	663
Property and equipment	3,453	634	4,087
Non current assets	-	91	91
Liabilities	-	(610)	(610)
Net book value of net assets	3,970	261	4,231

The difference between fair value and
book value of fixed assets	-	398	398
Other non-current assets	473	194	667
Deffered tax	-	(148)	(148)

Fair value of identifiable net assets acquired	4,443	705	5,148
Fair value consideration transferred	4,443	1,172	5,615
Goodwill (Note 11)	-	467	467

iv.   Telkomsel

Based on notarial deed of Bonardo Nasution, S.H. No. 12 dated January 18, 2019, Telkomsel established TMI. On February 18, 2019, Telkomsel paid Rp550 billion for 549,989 shares from the total 550,000 shares of TMI.

TMI is a company engaged in innovation and strategic investment. This new investment is expected to strengthen the Company's business portfolio in order to transform to telecommunication digital company.

f.	Completion and authorization for the issuance of the consolidated financial statements

The Company’s management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Indonesian Financial Accounting Standards, which have been completed and authorized for issuance by the Directors of the Company on May 25, 2020.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company and subsidiaries (collectively referred to as “the Group”) have been prepared in accordance with Financial Accounting Standards ("Standar Akuntansi Keuangan” or “SAK") including Indonesian Statement of Financial Accounting Standards ("Pernyataan Standar Akuntansi Keuangan" or “PSAK”) and interpretation of Financial Accounting Standards ("Interpretasi Standar Akuntansi Keuangan" or “ISAK”) in Indonesia published by the Financial Accounting Standards Board of Institute of Indonesian Chartered Accountants and Regulation No. VIII.G.7  of the Capital Market and Financial Institution Supervisory Agency (“Bapepam-LK”) regarding the Presentation and Disclosure of Financial Statements of Issuers or Public Companies, enclosed in the decision letter KEP-347/BL/2012.

a.	Basis of preparation of financial statements

The consolidated financial statements, except for the consolidated statements of cash flows, are prepared on the accrual basis. The measurement basis used is historical cost, except for certain accounts which are measured using the basis mentioned in the relevant notes herein.

The consolidated statements of cash flows are prepared using the direct method and present the changes in cash and cash equivalents from operating, investing and financing activities.

Figures in the consolidated financial statements are presented and rounded to billions of Indonesian rupiah (“Rp”), unless otherwise stated. For the figures in the consolidated financial statements which still contain values but below Rp1 billion, are presented with zeros.

i.	Implementation of new accounting standards

On January 1, 2019, the Group adopted new and revision of PSAK and ISAK which effective from that date. Changes to the Group's accounting policies have been made as required, in accordance with the transitional requirement in each standard and interpretation.

The adoption of new and revised PSAK and ISAK do not result in major changes to the Group's accounting policies and have no material impact on the amounts reported for the current or previous financial year:

•	ISAK 33: Foreign Exchange Transaction and Advance Consideration
•	ISAK 34: Uncertainty over Income Tax Treatments
•	PSAK 24 (Amendment 2018): Employee Benefit
•	PSAK 22 (Adjustment 2018): Business Combination
•	PSAK 26 (Adjustment 2018): Borrowing Costs
•	PSAK 46 (Adjustment 2018): Income Tax
•	PSAK 66 (Adjustment 2018): Joint Operation and Joint Ventures

ii.	Accounting standards issued but not yet effective

Accounting standards that have been issued as of the issuance of this consolidated financial statements but that have not been effective are disclosed below. Management intends to apply these standards which are considered relevant to the Group when effective, and the impacts on the Group's consolidated financial position and performance is still estimated as of December 31, 2019. At this stage, the impacts of the adjustments to be recorded by the Group is still undetermined.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

a.	Basis of preparation of financial statements (continued)

ii.	Accounting standards issued but not yet effective (continued)

Effective January 1, 2020

•	PSAK 71: Financial Instruments

PSAK 71 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets and the new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from PSAK 55: Financial Instruments: Recognition and Measurement. PSAK 71 replaces the existing guidance in PSAK 55: Financial Instruments: Recognition and Measurement.

The Group estimates that the adoption of PSAK 71 has no significant impact on the classification and measurement of financial instruments, has no impact on financial liabilities and has impacts on the impairment of financial assets.

•	PSAK 72: Revenue from Contracts with Customers

PSAK 72 establishes a comprehensive framework to determine how, when and how much revenue is to be recognized. The standard provides a single, principles-based five-step model for the determination and recognition of revenue to be applied to all contracts with customers. The standard also provides specific guidance requiring certain types of costs to obtain and/or fulfil a contract to be capitalized and amortized on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the capitalized cost relates.

PSAK 72 replaces a number of existing revenue standards, including PSAK 23: Revenue, PSAK 34: Construction Contracts and ISAK 10: Customer Loyalty Programmes.

The Group estimates the adoption of PSAK 72 has impacts on determining the recognition and measurement of income and capitalization of certain types of costs that meet the requirements.

•	PSAK 73: Leases

PSAK 73 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under PSAK 30. PSAK 73 includes two recognition exemptions for lessees - leases of ’low-value’ assets  and leases with a lease term of 12 months or less. At the commencement date of a lease, a lessee will recognize a liability to make lease payments and an asset representing the right to use the underlying asset during the lease term. Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the lease asset.

Lessor accounting under PSAK 73 is substantially unchanged from today’s accounting under PSAK 30. Lessors will continue to classify all leases using the same classification principle as in PSAK 30.

PSAK 73 replaces PSAK 30: Leases and ISAK 8: Determining whether an Arrangement contains a Lease.

The Group estimates that the adoption of PSAK 73 has material impacts on the consolidated statement of financial position, notably the increase in lease rights and lease assets and has no material impact on the consolidated statement of profit or loss and other comprehensive income.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

a.	Basis of preparation of financial statements (continued)

ii.	Accounting standards issued but not yet effective (continued)

Effective January 1, 2020 (continued)

•	Amendments to PSAK 15: Long-term Interests in Associates and Joint Ventures

These amendments require the entity to apply PSAK 71 to financial instruments in an associate or joint venture to which the equity method is not applied. These include long-term interests that, in substance, form part of the entity’s net investment in an associate or joint venture.

This amendment is not expected to have an impact on the consolidated statement of financial position or income.

•	Amendments to PSAK 71: Prepayment Features with Negative Compensation

These amendments provide that financial assets with prepayment features that may result in negative compensation qualify as contractual cash flows that are solely payments of principal and interest on the principal amount outstanding.

This amendment is not expected to have an impact on the consolidated statement of financial position or income.

•	Amendments to PSAK 1 and PSAK 25: The Material Definition

This amendment clarifies the definition of material with the aim of harmonizing the definitions used in the conceptual framework and some relevant PSAK. In addition, this amendment also provides clearer guidance regarding material definitions in the context of reducing over disclosure due to changes in the thresholds of the material definition.

This amendment is not expected to have an impact on the consolidated statement of financial position or income.

•	Amendments to PSAK 1: Presentation of Financial Statements on Title of 2019 Annual Financial Statements and Adjustments

This amendment opens an option that allows entities to use report titles other than those used in PSAK 1. In addition, this Amendment also adjusts the sentence in paragraph 05 to harmonize with IAS  1 Presentation of Financial Statements intentions.

This amendment is not expected to have an impact on the consolidated statement of financial position or income.

Effective January 1, 2021

•	PSAK 22: Business Combination

This amendment clarifies the definition of business in order to assist the entity in determining whether a transaction should be recorded as a business combination asset acquisition.

The amendment is expected to have an impact on the Group's business combination transactions in the future.

The new standards or the following amendments are considered not applicable to the Group's Consolidated Financial Statements:

•	ISAK 35: Presentation of Non-Profit Oriented Entity Financial Statements, will be effective January 1, 2020
•	Amendment to PSAK 62: Insurance Contract - Applying PSAK 71: Financial Instruments with PSAK 62: Insurance Contract, will be effective January 1, 2022

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

b.	Principles of consolidation

The consolidated financial statements consist of the financial statements of the Company and the subsidiaries over which it has control. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has the power over the investee, exposure or rights, to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect its returns.

Generally, there is a presumption that majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

i.	The contractual arrangement with the other vote holders of the investee,
ii.	Rights arising from other contractual arrangements, and
iii.	The Group's voting rights and potential voting rights.

The Group re-assesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control over the subsidiary. Assets, liabilities, income and expenses, of a subsidiary acquired or disposed of during the year are included in the consolidated statements of profit or loss and other comprehensive income from the date the Group gain control until the date the Group ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income (“OCI”) are attributed to the equity holders of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance.

All assets and liabilities, equity, revenue and expenses and cash flow from transactions within Group have been eliminated at the time of consolidation.

In case of loss of control over a subsidiary, the Group:

•	derecognizes the assets (including goodwill) and liabilities of the subsidiary at the carrying amounts on the date when it loses control;
•	derecognizes the carrying amounts of any non-controlling interests of its former subsidiary on the date when it loses control;
•	recognizes the fair value of the consideration received (if any) from the transaction, events, or condition that caused the loss of control;
•	recognizes the fair value of any investment retained in the subsidiary at fair value on the date of loss of control;
•	recognizes any surplus or deficit in profit or loss that is attributable to the Group.

c.	Transactions with related parties

The Group has transactions with related parties. The definition of related parties used is in accordance with the Bapepam-LK’s Regulation No. VIII.G.7 regarding the Presentations and Disclosures of Financial Statements of Issuers or Public Companies, enclosed in the decision letterNo. KEP-347/BL/2012. The party which is considered as a related party is a person or entity that is related to the entity that is preparing its financial statements.

Under the Regulation of Bapepam-LK No. VIII.G.7, a government-related entity is an entity that is controlled, jointly controlled or significantly influenced by the government. Government in this context is the Minister of Finance or the Local Government, as the shareholder of the entity.

Key management personnel are identified as the persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of the Group. The related party status extends to the key management of the subsidiaries to the extent they direct the operations of subsidiaries with minimal involvement from the Company’s management.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

d.	Business combinations

Business combination is accounted for using the acquisition method. The consideration transferred is measured at fair value, which is the aggregate of the fair value of the assets transferred, liabilities incurred or assumed and the equity instruments issued in exchange for control of the acquiree. For each business combination, non-controlling interest is measured at fair value or at the proportionate share of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Acquisition-related costs are expensed as incurred. The acquiree’s identifiable assets and liabilities are recognized at their fair values at the acquisition date.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests, and any previous interest held, over the net identifiable assets acquired and liabilities assumed. If the fair value of net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed, and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the re-assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss.

When the determination of consideration from a business combination includes contingent consideration, it is measured at its fair value on acquisition date. Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognized in profit or loss when adjustments are recorded outside the measurement period. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments made against goodwill. Measurement-period adjustments are adjustments that arise from additional information obtained during the measurement period, which cannot exceed one year from the acquisition date, about facts and circumstances that existed at the acquisition date.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group shall report in its consolidated financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period, the Group shall retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. The measurement period ends immediately after the Company receives the information about the facts and circumstances that existed at the acquisition date or learns that additional information cannot be obtained. However, the measurement period must not exceed one year from the date of acquisition.

In a business combination achieved in stages, the acquirer remeasures its previously held equity interest in the acquiree at its acquisition-date fair value and recognizes the resulting gain or loss, if any, in profit or loss.

Based on PSAK 38 (Revised 2012), “Common Control Business Combination”, the transfer of assets, liabilities, shares or other ownership instruments among the companies under common control would not result in a gain or loss for the Company or individual entity in the same group. Since the restructuring transaction between entities under common control does not result in a change of the economic substance of the ownership of assets, liabilities, shares or other instruments of ownership, which are exchanged, assets or liabilities transferred are recorded at book value using the pooling-of-interests method.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

d.	Business combinations (continued)

In applying the pooling-of-interests method, the components of the financial statements for the period during the restructuring occurred must be presented in such a manner as if the restructuring has occurred since the beginning of the earliest period presented. The excess of consideration paid or received over the carrying value of interest acquired, net of income tax, is directly recognized to equity and presented as “Additional Paid-in Capital” under the equity section of the consolidated statement of financial position.

At the initial application of PSAK 38 (Revised 2012), all balances of the Difference In Value of Restructuring Transactions of Entities under Common Control was reclassified to “Additional Paid-in Capital” in the consolidated statement of financial position.

e.	Cash and cash equivalents

Cash and cash equivalents comprises cash on hand, cash in banks and all unrestricted time deposits with original maturities of three months or less at the time of placement.

Time deposits with maturities of more than three months but not more than one year are presented as part of “Other Current Financial Assets” in the consolidated statements of financial position (Note 2u).

f.	Investments in associated companies

An associate is an entity over which the Group (as investor) has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but does not include control or joint control over those operating policies. The considerations made in determining significant influence are similar to those necessary to determine control over subsidiaries.

The Group’s investments in its associates are accounted for using the equity method.

Under the equity method, the investment in an associate is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the investor’s share of the net assets of the associate since the acquisition date. On acquisition of the investment, any difference between the cost of the investment and the entity's share of the net fair value of the investee's identifiable assets and liabilities is accounted for as follows:

i.	Goodwill relating to an associate or a joint venture is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment, and
ii.

Any excess of the entity's share of the net fair value of the investee's identifiable assets and liabilities over the cost of the investment is included as income in the determination of the entity's share of the associate or joint venture's profit or loss in the period in which the investment is acquired.

The consolidated statements of profit or loss and other comprehensive income reflect the Group’s share of the results of operations of the associate. Any change in the other comprehensive income of the associate is presented as part of other comprehensive income. In addition, when there has been a change recognized directly in the equity of the associate, the Group recognizes it share of the change in the consolidated statements of changes in equity. Unrealized gain and losses resulting from transactions between the Group and the associate are eliminated to the extent of the interest in the associate.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

f.Investments in associated companies (continued)

The Group determines at each reporting date whether there is any objective evidence that the investments in associated companies are impaired. If there is, the Group calculates and recognizes the amount of impairment as the difference between the recoverable amount of the investments in the associated companies and their carrying value.

These assets are included in “Long-term Investments” in the consolidated statements of financial position.

The functional currency of Cellum Global Zrt (“Cellum”) is Hungary Forint (“HUF”) and PT Citra Sari Makmur (“CSM”) is the United States dollar (“U.S. dollars”). For the purpose of reporting these investments using the equity method, the assets and liabilities of these companies as of the statement of financial position date are translated into Indonesian rupiah using the rate of exchange prevailing at that date, while revenues and expenses are translated into Indonesian rupiah at the average rates of exchange for the year. The resulting translation adjustments are reported as part of “translation adjustment” in the equity section of the consolidated statements of financial position.

g.Trade and other receivables

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost, less provision for impairment. This provision for impairment is made based on management’s evaluation of the collectability of the outstanding amounts. Receivable are written off in the year they are determined to be uncollectible (Note 2u).

h.Inventories

Inventories consist of components, which are subsequently expensed upon use. Components represent telephone terminals, cables, and other spare parts. Inventories also include Subscriber Identification Module (“SIM”) cards, handsets, wireless broadband modems and blank prepaid vouchers, which are expensed upon sale.

The costs of inventories consist of the purchase price, import duties, other taxes, transport, handling, and other costs directly attributable to their acquisition. Inventories are recognized at the lower of cost and net realizable value. Net realizable value is the estimate of selling price less the expected costs to sell.

Cost is determined using the weighted average method.

The amounts of any write-down of inventories below cost to net realizable value and all losses of inventories are recognized as expense in the period in which the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, is recognized as a reduction in the amount of general and administrative expenses in the year in which the reversal occurs.

Provision for obsolescence is primarily based on the estimated forecast of future usage of these inventory items.

i.Prepaid expenses

Prepaid expenses are amortized over their future beneficial periods using the straight-line method.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

j.Assets held for sale

Assets (or disposal groups) are classified as held for sale when their carrying amount is to be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are stated at the lower of carrying amount and fair value less costs to sell.

Assets that meet the criteria to be classified as held for sale are reclassified from property and equipment and depreciation on such assets is ceased.

k.Intangible assets

Intangible assets mainly consist of software. Intangible assets are recognized if it is highly probable that the expected future economic benefits that are attributable to each asset will flow to the Group, and the cost of the asset can be reliably measured.

Intangible assets are stated at cost less accumulated amortization and impairment losses, if any. Intangible assets are amortized over their estimated useful lives. The Group estimates the recoverable value of its intangible assets. When the carrying amount of an intangible asset exceeds its estimated recoverable amount, the asset is written down to its estimated recoverable amount.

Intangible assets except goodwill are amortized using the straight-line method, based on the estimated useful lives of the intangible assets as follows:

Years
Software	3-6
License	3-20
Other intangible assets	1-30

Intangible assets are derecognized on disposal, or when no further economic benefits are expected, either from further use or from disposal. The difference between the carrying amount and the net proceeds received from disposal is recognized in the consolidated statements of profit or loss and other comprehensive income.

l.Property and equipment

Property and equipment are stated at cost less accumulated depreciation and impairment losses, if any.

The cost of an item of property and equipment includes: (a) purchase price, (b) any costs directly attributable to bringing the asset to its location and condition, and (c) the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

2.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l.Property and equipment (continued)

Property and equipment, except land rights, are depreciated using the straight-line method based on the estimated useful lives of the assets as follows:

Years
Buildings	15-40
Leasehold improvements	2-15
Switching equipment	3-15
Telegraph, telex and data communication equipment	5-15
Transmission installation and equipment	3-25
Satellite, earth station and equipment	3-20
Cable network	5-25
Power supply	3-20
Vehicles	4-8
Data processing equipment	3-20
Other telecommunication peripherals	5
Office equipment	2-5
Customer Premises Equipment (“CPE”) asset	4-5
Other equipment	2-5

Significant expenditures related to leasehold improvements are capitalized and depreciated over the lease term.

The depreciation method, useful life and residual value of an asset are reviewed at least at each financial year-end and adjusted, if appropriate. The residual value of an asset is the estimated amount that the Group would currently obtain from disposal of the asset, after deducting the estimated costs of disposal, if the asset is already of the age and in the condition expected at the end of its useful life.

Property and equipment acquired in exchange for a non-monetary asset or for a combination of monetary and non-monetary assets are measured at fair value unless, (i) the exchange transaction lacks commercial substance; or (ii) the fair value of neither the asset received nor the asset given up is measured reliably.

Major spare parts and standby equipment that are expected to be used for more than 12 months are recorded as part of property and equipment.

When assets are retired or otherwise disposed of, their cost and the related accumulated depreciation are derecognized from the consolidated statement of financial position and the resulting gains or losses on the disposal or sale of the property and equipment are recognized in the consolidated statements of profit or loss and other comprehensive income.

Certain computer hardware can not be used without the availability of certain computer software. In such circumstance, the computer software is recorded as part of the computer hardware. If the computer software is independent from its computer hardware, it is recorded as part of intangible assets.

The cost of maintenance and repairs are charged to the consolidated statements of profit or loss and other comprehensive income as incurred. Significant renewals and betterments are capitalized.

Property under construction is stated at cost until the construction is completed, at which time it is reclassified to the property and equipment account to which it relates. During the construction period until the property is ready for its intended use or sale, borrowing costs, which include interest expense and foreign currency exchange differences incurred on loans obtained to finance the construction of the asset, as long as it meets the definition of a qualifying asset are, capitalized in proportion to the average amount of accumulated expenditures during the period. Capitalization of borrowing cost ceases when the construction is completed and the asset is ready for its intended use or sale.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

m.Leases

i.	As lessee

A lease is classified at the commencement date as a finance lease or operating lease.  A lease that transfers substantially all the risks and benefits associated with ownership of shares to the Group is classified as a finance lease.

The finance lease is capitalized at the beginning of lease terms at the fair value of the leased assets or, if lower, present value of the minimum lease payment. Lease payments are apportioned between the finance charge and rental expenses. The finance charge is allocated to each period during the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability. Financial charges are recognized as finance costs in profit or loss.

Leased assets are depreciated based on the useful lives. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease terms, the leased assets are fully depreciated over the shorter of the lease terms and their economic useful lives.

Operating leases are leases other than finance leases. Payments are charged under operating leases are recognized as an expense in profit or loss on a straight-line basis over the lease period.

ii.	As lessor

Leases where the Group does not transfer substantially all the risks and rewards of ownership of an asset are classified as operating leases. The initial direct costs incurred in negotiating and arranging operating leases are added to the carrying value of the leased assets and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as income in the period in which they are earned.

n.Deferred charges - land rights

Costs incurred to process the initial legal land rights are recognized as part of the property and equipment and are not amortized. Costs incurred to process the extension or renewal of legal land rights are deferred and amortized using the straight-line method over the shorter of the legal term of the land rights or the economic life of the land.

o.Trade payables

Trade payables are obligations to pay for goods and/or services that have been acquired from suppliers in the ordinary course of business. Trade payables are classified as current liabilities if the payment is due within one year or less. If not, they are presented as non-current liabilities.

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

p.Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statements of profit or loss and other comprehensive income over the period of the borrowings using the effective interest method.

Fees paid on obtaining loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facilities will be drawn down. In this case, the fee is deferred until the drawdown occurs. To the extent there is no evidence that it is probable that some or all of the facilities will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facilities to which it relates.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q.Foreign currency translations

The functional currency and the reporting currency of the Group are both the Indonesian rupiah, except for the functional currency of Telekomunikasi Indonesia International Ltd., Hong Kong, Telekomunikasi Indonesia International Pte. Ltd., Singapore, Telekomunikasi Indonesia International Inc., USA and Telekomunikasi Indonesia International S.A., Timor Leste whose functional currency is maintained in U.S. dollars and Telekomunikasi Indonesia International, Pty. Ltd., Australia whose functional currency is Australian dollars, TS Global Network Sdn. Bhd., and Telekomunikasi Indonesia International Sdn. Bhd. whose functional currency is Malaysian ringgit.

Transactions in foreign currencies are translated into Indonesian rupiah at the rates of exchange prevailing at transaction date. At the consolidated statements of financial position dates, monetary assets and liabilities denominated in foreign currencies are translated into Indonesian rupiah based on the buy and sell rates quoted by Reuters prevailing at the consolidated statements of financial position dates, as follows (in full amount):

	2019		2018
	Buy	Sell	Buy	Sell
United States dollar (“US$”) 1	13,880	13,885	14,375	14,385
Australian dollar (“AU$”) 1	9,724	9,729	10,157	10,167
Euro ("EUR") 1	15,559	15,571	16,432	16,446
Japanese yen ("JPY") 1	127.76	127.82	130.56	130.70
Malaysian ringgit (“MYR”) 1	3,390	3,394	3,474	3,480

The resulting foreign exchange gains or losses, realized and unrealized, are credited or charged to the consolidated statements of profit or loss and other comprehensive income of the current year, except for foreign exchange differences incurred on borrowings during the construction of qualifying assets which are capitalized to the extent that the borrowings can be attributed to the construction of those qualifying assets (Note 2l).

r.Revenue and expense recognition

i.Cellular revenues

Revenues from postpaid service, which consist of usage and monthly charges, are recognized as follows:

•	Airtime and charges for value added services are recognized based on usage by subscribers.
•	Monthly subscription charges are recognized as revenues when incurred by subscribers.

Revenues from prepaid service, which consist of the sale of starter packs (also known as SIM cards and start-up load vouchers) and pulse reload vouchers, are recognized initially as unearned income and recognized as revenue based on total of successful calls made and the value added services used by the subscribers or the expiration of the unused stored value of the voucher.

ii.Fixed line telephone revenues

Revenues from usage charges are recognized as customers incur the charges. Monthly subscription charges are recognized as revenues when incurred by subscribers.

Revenues from fixed line installations are deferred and recognized as revenue on the straight-line basis over the expected term of the customer relationships. The Group estimates the expected customer life based on the historical information and customer trends and updates the evaluation on an annual basis.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r.Revenue and expense recognition (continued)

iii.Indihome revenues

Revenues from Indihome service is derived from customer who subscribes to internet service or to more than one retail products. Those services are offered on postpaid basis which is billed in the following month. The contracts are offered as month to month contract. Monthly subscription charges are recognized as revenues when incurred by subscribers.

Revenues from Indihome installations are deferred and recognized as revenue on the straight-line basis over the expected term of the customer relationships. The Group estimates the expected customer life based on the historical information and customer trends and updates the evaluation on an annual basis.

iv.Interconnection revenues

Revenues from network interconnection with other domestic and international telecommunications carriers are recognized monthly on the basis of the actual recorded traffic for the month. Interconnection revenues consist of revenues derived from other operators’ subscriber calls to the Group’s subscribers (incoming) and calls between subscribers of other operators through the Group’s network (transit).

v.Data, internet, and information technology service revenues

Revenues from data communication and internet are recognized based on service activity and performance which are measured by the duration of internet usage or based on the fixed amount of charges depending on the arrangements with customers.

Revenues from sales, installation and implementation of computer software and hardware, computer data network installation service and installation are recognized when the goods are delivered to customers or the installation takes place.

Revenue from computer software development service is recognized using the percentage-of-completion method.

vi.Network revenues

Revenues from network consist of revenues from leased lines and satellite transponder leases which are recognized over the period in which the services are rendered.

vii.Other revenues

Revenues from sales of peripherals or other telecommunications equipments are recognized when delivered to customers.

Revenues from telecommunication tower leases are recognized on straight-line basis over the lease period in accordance with the agreement with the customers.

Revenues from other services are recognized when services are rendered to customers.

viii.Multiple-element arrangements

Where two or more revenue-generating activities or deliverables are sold under a single arrangement, each deliverable that is considered to be a separate unit of accounting is accounted for separately. The total revenue is allocated to each separately identifiable component based on the relative fair value of each component and the appropriate revenue recognition criteria are applied to each component as described above.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r.Revenue and expense recognition (continued)

ix.Agency relationship

Revenues from an agency relationship are recorded based on the gross amount billed to the customers when the Group acts as principal in the sale of goods and services. Revenues are recorded based on the net amount retained (the amount paid by the customer less amount paid to the suppliers) when, in substance, the Group has acted as agent and earned commission from the suppliers of the goods and services sold.

x.Customer loyalty programme

The Group operates a loyalty programme, which allows customers to accumulate points for every certain multiple of the telecommunication services usage. The points can be redeemed in the future for free or discounted products or services, provided other qualifying conditions are achieved.

Consideration received is allocated between the telecommunication services and the points issued, with the consideration allocated to the points equal to their fair value. Fair value of the points is determined based on historical information about redemption rate of award points.

Fair value of the points issued is deferred and recognized as revenue when the points are redeemed or expired.

xi.Expenses

Expenses are recognized as they are incurred.

s.Employee benefits

i. Short-term employee benefits

All short-term employee benefits which consist of salaries and related benefits, vacation pay, incentives and other short-term benefits are recognized as expense on undiscounted basis when employees have rendered service to the Group.

ii.Post-employment benefit plans and other long-term employee benefits

Post-employment benefit plans consist of funded and unfunded defined benefit pension plans, defined contribution pension plan, other post-employment benefits, post-employment health care benefit plan, defined contribution health care benefit plan and obligations under the Labor Law.

Other long-term employee benefits consist of Long Service Awards (“LSA”), Long Service Leave (“LSL”), and pre-retirement benefits.

The cost of providing benefits under post-employment benefit plans and other long-term employee benefits calculation is performed by an independent actuary using the projected unit credit method.

The net obligations in respect of the defined pension benefit plans and post-retirement health care benefit plans are calculated at the present value of estimated future benefits that the employees have earned in return for their service in the current and prior periods less the fair value of plan assets. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of Government bonds that are denominated in the currencies in which the benefits will be paid and that have terms to maturity approximating the terms of the related retirement benefit obligation. Government bonds are used as there are no deep markets for high quality corporate bonds.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

s.Employee benefits (continued)

ii.Post-employment benefit plans and other long-term employee benefits (continued)

Plan assets are assets owned by defined benefit pension plan and post-retirement health care benefits plan as well as qualifying insurance policy. The assets are measured at fair value as of reporting dates. The fair value of qualifying insurance policy is deemed to be the present value of the related obligations (subject to any reduction required if the amounts receivable under the insurance policies are not recoverable in full).

Remeasurement, comprising of actuarial gain and losses, the effect of the asset ceiling (excluding amounts included in net interest on the net defined benefit liability (asset) and the return on plan assets (excluding amounts included in net interest on the net defined benefit liability (asset) are recognized immediately in the consolidated statements of financial position with a corresponding debit or credit to retained earnings through OCI in the period in which they occur. Remeasurements are not reclassified to profit or loss in subsequent periods.

Past service costs are recognized immediately in profit or loss on the earlier of:

(a)	the date of plan amendment or curtailment; and
(b)	the date that the Group recognized restructuring-related costs.

Net interest is calculated by applying the discount rate to the net defined benefit liability or assets.

Gains or losses on curtailment are recognized when there is a commitment to make a material reduction in the number of employees covered by a plan or when there is an amendment of defined benefit plan terms such as that a material element of future services to be provided by current employees will no longer qualify for benefits, or will qualify only for reduced benefits.

Gains or losses on settlement are recognized when there is a transaction that eliminates all further legal or constructive obligation for part or all of the benefits provided under a defined benefit plan (other than the payment of benefit in accordance with the program and included in the actuarial assumptions).

For defined contribution plans, the regular contributions constitute net periodic costs for the period in which they are due and, as such, are included in “Personnel Expenses” as they become payable.

iii. Share-based payments

The Company operates an equity-settled, share-based compensation plan. The fair value of the employee’s services rendered which are compensated with the Company’s shares is recognized as an expense in the consolidated statements of profit or loss and other comprehensive income and credited to additional paid-in capital at the grant date.

iv.Early retirement benefits

Early retirement benefits are accrued at the time the Group makes a commitment to provide early retirement benefits as a result of an offer made in order to encourage voluntary redundancy. A commitment to a termination arises when, and only when a detailed formal plan for the early retirement cannot be withdrawn.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

t.Taxes

Income tax

Current and deferred income taxes are recognized as income or an expense and included in the consolidated statements of profit or loss and other comprehensive income, except to the extent that the income tax arises from a transaction or event which is recognized directly in equity, in which case, the income tax is recognized directly in equity.

Current tax assets and liabilities are measured at the amounts expected to be recovered or paid using the tax rates and tax laws that have been enacted at each reporting date. Management periodically evaluates positions taken in Annual Tax Returns ("Surat Pemberitahuan Tahunan"/"SPT Tahunan") with respect to situations in which applicable tax regulation is subject to interpretation. Where appropriate, management establishes provisions based on the amounts expected to be paid to the Tax Authorities.

Tax assessment

Amendment to taxation obligation is recorded when an assessment letter (“Surat Ketetapan Pajak” or “SKP”) is received or, if appealed against, when the results of the appeal have been determined. The additional taxes and penalty imposed through an SKP are recognized as revenue or expense in the current year profit or loss, unless objection/appeal is taken. The additional taxes and penalty imposed through the SKP are deferred as long as they meet the asset recognition criteria. The changes due to an error will be disclosed in accordance with PSAK 25: Accounting Policies, Changes in Accounting Estimates and Error.

Deferred tax

The Group recognizes deferred tax assets and liabilities for temporary differences between the financial and tax bases of assets and liabilities at each reporting date. The Group also recognizes deferred tax assets resulting from the recognition of future tax benefits, such as the benefit of tax losses carried forward to the extent their future realization is probable. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates and tax laws at each reporting date which are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced if there is no longer probable that sufficient taxable profit will be available to compensate part or all of the benefits of deferred tax assets. Unrecognized deferred tax assets are reassessed at each reporting date and recognized if it is probable that future taxable profits will be available for recovery. Tax deductions arising from the reversal of deferred tax assets are excluded from estimates of future taxable income.

Deferred tax transactions which are recognized outside profit or loss are recognized outside profit or loss. Therefore, deferred taxes on these transactions are recognized either in other comprehensive income or recognized directly in equity.

Deferred tax assets and liabilities are offset in the consolidated statements of financial position, if and only if it has a legally enforceable right to set off current tax assets and liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same Tax Authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be recovered or settled.

Value Added Tax (“VAT”)

Revenues, expenses and assets are recognized net of the VAT amount except:

i.

VAT arising from the purchase of assets or services that cannot be credited by the Tax Office, which VAT is recognized as part of the acquisition cost of the asset or as part of the applied expenses; and

ii.	Receivables and payables are presented including the amount of VAT.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

t.Taxes (continued)

Uncertainty over income tax treatments

In accordance with ISAK 34: Uncertainty Over Income Tax Treatments which is effective on January 1, 2019, stated that the recognition and measurement of tax assets and liabilities that contain uncertainty over income tax are determined by considering whether to be treated separately or together, the assumptions used in the examination of tax treatments by the Tax Authorities, consideration the probability that the Tax Authorities will accept uncertain tax treatment and re-consideration or estimation if there is a change in facts and circumstances.

Final tax

Indonesian tax regulations impose final tax on several types of transactions based on the gross value of the transaction. Therefore, final tax which is charged based on such transaction remains subject to tax even though the tax payer incurred a loss on the transaction. Refer to PSAK 46 revised, final tax is not required in scope of PSAK 46.

Final tax on construction services and lease is presented as part of “Other Income (Expenses) - net”.

u.Financial instruments

The Group classifies financial instruments into financial assets and financial liabilities. A Financial assets and liabilities are recognized initially at fair value including transaction costs. These are subsequently measured either at fair value or amortized cost using the effective interest method in accordance with their classification.

i.	Financial assets

The Group classifies its financial assets as (i) financial assets at fair value through profit or loss, (ii) loans and receivables, (iii) held-to-maturity investment or (iv) available-for-sale financial assets. The classification depends on the purpose for which the financial assets are acquired. Management determines the classification of financial assets at initial recognition.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date, i.e., the date that the Group commits to purchase or sell the assets.

The Group’s financial assets include cash and cash equivalents, other current financial assets, trade receivables and other receivables, other non-current financial assets, and long term investments.

‘(a)   Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets classified as held for trading. A financial asset is classified as held for trading if it is acquired principally for the purpose of selling or repurchasing it in the near term and for which there is evidence of a recent actual pattern of short-term profit taking. Gains or losses arising from changes in fair value of the trading securities are presented as other income/(expense) in consolidated statements of profit or loss and other comprehensive income in the period in which they arise.

No financial assets were classified as financial assets at fair value through profit or loss as of December 31, 2019 and 2018.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.Financial instruments (continued)

i.	Financial assets (continued)

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

Loans and receivables consist of, among other, cash and cash equivalents, other current financial assets, trade and other receivables, and other non-current assets (long-term trade receivables and restricted cash).

These are initially recognized at fair value including transaction costs and subsequently measured at amortized cost, using the effective interest method.

(c)	Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities on which management has the positive intention and ability to hold to maturity, other than:

•	those that the Group, upon initial recognition, designates as at fair value through profit or loss;
•	those that the Group designates as available-for-sale; and
•	those that meet the definition of loans and receivables.

No financial assets were classified as held-to-maturity investments as of December 31, 2019 and 2018.

(d)	Available-for-sale financial assets

Available-for-sale investments are non-derivative financial assets that are intended to be held for indefinite periods of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or that are not classified as loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss. Available-for-sale investments primarily consist of mutual funds, corporate and government bonds and capital stock, which are recorded as part of “Other current financial assets” and “Long-term investments” in the consolidated statements of financial position.

Available-for-sale investments are stated at fair value. Unrealized holding gains or losses on available-for-sale investments are excluded from income of the current period and are reported as a separate component in the equity section of the consolidated statements of financial position until realized. Realized gains or losses from the sale of available-for-sale investments are recognized in the consolidated statements of profit or loss and other comprehensive income, and are determined on the specific identification basis.

ii.	Financial liabilities

The Group classifies its financial liabilities as (a) financial liabilities at fair value through profit or loss or (b) financial liabilities measured at amortized cost.

The Group’s financial liabilities include trade and other payables, accrued expenses, and interest-bearing loans, other borrowings and other liabilities. Interest-bearing loans consist of short-term bank loans, two-step loans, bonds and notes, long-term bank loans, other borrowings and obligations under finance leases.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.Financial instruments (continued)

ii.	Financial liabilities (continued)

(a)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are financial liabilities classified as held for trading. A financial liability is classified as held for trading if it is incurred principally for the purpose of selling or repurchasing it in the near term and for which there is evidence of a recent actual pattern of short-term profit taking.

No financial liabilities were categorized as held for trading as of December 31, 2019 and 2018.

(b)Financial liabilities measured at amortized cost

Financial liabilities that are not classified as liabilities at fair value through profit or loss fall into this category and are measured at amortized cost. Financial liabilities measured at amortized cost are trade and other payables, accrued expenses, interest-bearing loans, other borrowings, and other liabilities. Interest-bearing loans consist of short-term bank loans, two-step loans, bonds and notes, long-term bank loans, other borrowings and obligations under finance leases.

iii.	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the consolidated statements of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle them on a net basis, or realize the assets and settle the liabilities simultaneously. The right of set-off must not be contingent on a future event and must be legally enforceable in all of the following circumstances:

(a) the normal course of business;
(b)	the event of default; and
(c)	the event of insolvency or bankruptcy of the Group and all of the counterparties.

iv.	Fair value of financial instruments

Fair value is the amount for which an asset could be exchanged, or liability settled, in an arm’s length transaction.

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm’s length market transactions, reference to the current fair value of another instrument that is substantially the same, a discounted cash flow analysis or other valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 35.

v.Impairment of financial assets

The Group assesses the impairment of financial assets if there is objective evidence that a loss event has a negative impact on the estimated future cash flows of the financial assets. Impairment is recognized when the loss can be reliably estimated. Losses expected as a result of future events should not be recognized, despite of the likelihood of occurrence.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.Financial instruments (continued)

v.Impairment of financial assets (continued)

For financial assets carried at amortized cost, the Group first assesses whether impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a Group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in the collective assessment of impairment.

The amount of any impairment loss identified is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the loss is recognized in profit or loss.

For available-for-sale financial assets, the Group assesses at each reporting date whether there is objective evidence that an investment or a group of investments is impaired. When a decline in the fair value of an available-for-sale financial asset has been recognized in other consolidated comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other consolidated comprehensive income is recognized in profit or loss as an impairment loss. The amount of the cumulative loss is the difference between the acquisition cost (net of any principal repayment and amortization) and current fair value, less any impairment loss on that financial asset previously recognized.

vi.Derecognition of financial instrument

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or when the Group transfers substantially all the risks and rewards of ownership of the financial asset.

The Group derecognizes a financial liability when the obligation specified in the contract is discharged or cancelled or has expired.

v.	Sukuk Ijarah

Sukuk Ijarah issued by the Group is recognized at nominal value, adjusted to the premium or discount and related transaction costs. The difference between the carrying amount and the nominal value is amortized on a straight-line basis over the period of the sukuk and is recognized in the income statement as the sukuk issuance expense.

Sukuk Ijarah, after adjusting for premium or discount and unamortized transaction costs, is presented as part of liabilities.

w. Treasury stock

Reacquired Company shares of stock are accounted for at their reacquisition cost and classified as “Treasury Stock” and presented as a deduction in equity. The cost of treasury stock sold/transferred is accounted for using the weighted average method. The portion of treasury stock transferred for employee stock ownership program is accounted for at its fair value at grant date. The difference between the cost and the proceeds from the sale/transfer of treasury stock is credited to “Additional Paid-in Capital”.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

x.Dividends

Dividend for distribution to the stockholders is recognized as a liability in the consolidated financial statements in the year in which the dividend is approved by the stockholders. The interim dividend is recognized as a liability based on the Board of Directors’ decision supported by the approval from the Board of Commissioners.

y.Basic and diluted earnings per share and earnings per ADS

Basic earnings per share is computed by dividing profit for the year attributable to owners of the parent company by the weighted average number of shares outstanding during the year. Income per ADS is computed by multiplying the basic earnings per share by 100, the number of shares represented by each ADS.

The Company does not have potentially dilutive financial instruments.

z.Segment information

The Group's segment information is presented based upon identified operating segments. An operating segment is a component of an entity:

i.	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity);
ii.

whose operating results are regularly reviewed by the Group’s Chief Operating Decision Maker (“CODM”) i.e., the Directors, to make decisions about resources to be allocated to the segment and assess its performance; and

iii.	for which discrete financial information is available.

aa.Provisions

Provisions are recognized when the Group has present obligations (legal or constructive) arising from past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligations and the amount can be measured reliably.

Provisions for onerous contracts are recognized when the contract becomes onerous for the lower of the cost of fulfilling the contract and any compensation or penalties arising from failure to fulfill the contract.

ab. Impairment of non-financial assets

At the end of each reporting period, the Group assesses whether there is an indication that an asset may be impaired. If such indication exists, the recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the Cash-Generating Unit (“CGU”) to which the asset belongs (“the asset’s CGU”).

The recoverable amount of an asset (either individual asset or CGU) is the higher of the asset’s fair value less costs to sell and its value in use (“VIU”). Where the carrying amount of the asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing the value in use, the estimated net future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ab.  Impairment of non-financial assets (continued)

In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, the Group uses an appropriate valuation model to determine the fair value of the asset. These calculations are corroborated by valuation multiples or other available fair value indicators.

Impairment losses of continuing operations are recognized in profit or loss as part of “Depreciation and Amortization” in the consolidated statements of profit or loss and other comprehensive income.

At the end of each reporting period, the Group assesses whether there is any indication that previously recognized impairment losses for an asset, other than goodwill, may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss for an asset, other than goodwill, is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited such that the carrying amount of the asset does not exceed its recoverable amount, nor exceeds the carrying amount that would have been determined, net of depreciation, had no impairment been recognized for the asset in prior periods. Reversal of an impairment loss is recognized in profit or loss.

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment loss relating to goodwill can not be reversed in future periods.

ac.Current and non-current classifications

The Group presents assets and liabilities in the consolidated statement of financial position based on current/non-current classification. An asset is presented as current assets if:

i.	will be realized, sold or consumed in the normal operating cycle,
ii.	for trading,
iii.

will be realized within 12 months after the reporting date, or cash or cash equivalents except those that are restricted in use or will be used to pay off a liability no later than 12 months after the reporting date.

Asset which do not meet above criterias, classified as non current assets.

A liability is presented non-current liabilities if:

i.	will be paid off in the normal operating cycle,
ii.	for trading,
iii.	will be repaid within 12 months after the reporting date, or
iv.	there is no unconditional right to suspend repayment at least 12 months after the reporting date.

Liabilities which do not meet above criterias, classified as long term liabilities.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ad.Critical accounting considerations, estimates and assumptions

The preparation of the Group's consolidated financial statements requires management to make decisions, estimates and assumptions that affect the amount of revenue, expenses, assets and liabilities reported, and the accompanying disclosures, and disclosures of contingent liabilities, at the end of the reporting period.

Uncertainty about these assumptions and estimates can produce results that require a material adjustment to the carrying amounts of assets and liabilities affected in the coming periods.

i.	Consideration

The following considerations were made by management in applying the Group's accounting policies that have the most significant influence on the amounts recognized in the consolidated financial statements:

Income taxes

Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the year in which such determination is made. Details of the nature and carrying amounts of income tax are disclosed in Note 25.

ii.	Estimates and assumptions

Estimates and assumption are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

(a)	Retirement benefits

The present value of the retirement benefit obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the discount rate and return on investment (ROI). Any changes in these assumptions will impact the carrying amount of the retirement benefit obligations.

The Group determines the appropriate discount rate at the end of each reporting period. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the obligations. In determining the appropriate discount rate, the Group considers the interest rates of Government bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related retirement benefit obligations.

If there is an improvement in the ratings of such Government bonds or a decrease in interest rates as a result of improving economic conditions, there could be a material impact on the discount rate used in determining the post-employment benefit obligations.

Other key assumptions for retirement benefit obligations are based in part on current market conditions. Additional information is disclosed in Notes 28 and 29.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ad.Critical accounting considerations, estimates and assumptions (continued)

ii.	Estimates and assumptions (continued)

(b)	Useful lives of property and equipment

The Group estimates the useful lives of its property and equipment based on expected asset utilization, considering strategic business plans, expected future technological developments and market behavior. The estimates of useful lives of property and equipment are based on the Group’s collective assessment of industry practice, internal technical evaluation and experience with similar assets.

The Group reviews its estimates of useful lives at least each financial year-end and such estimates are updated if expectations differ from previous estimates due to changes in expectation of physical wear and tear, technical or commercial obsolescence and legal or other limitations on the continuing use of the assets. The amounts of recorded expenses for any year will be affected by changes in these factors and circumstances. A change in the estimated useful lives of the property and equipment is a change in accounting estimates and is applied prospectively in profit or loss in the period of the change and future periods.

Details of the nature and carrying amounts of property and equipment are disclosed in Note 9.

(c)	Provision for impairment of receivables

The Group assesses whether there is objective evidence that trade and other receivables have been impaired at the end of each reporting period. Provision for impairment of receivables is calculated based on a review of the current status of existing receivables and historical collection experience. Such provisions are adjusted periodically to reflect the actual and anticipated experience. Details of the nature and carrying amounts of provision for impairment of receivables are disclosed in Note 5.

(d)	Test for impairment of non-current assets and goodwill

The application of the acquisition method in a business combination requires the use of accounting estimates in allocating the purchase price to the fair market value of the assets and liabilities acquired, including intangible assets. Certain business acquisitions by the Group resulted goodwill, which is not amortized but is tested for impairment annually and every indication of impairment exists.

The calculation of future cash flows in determining the fair value of fixed assets and other non-current assets of entities acquired at the acquisition date with significant estimates. Although management believes that the assumptions used are appropriate, significant changes to those assumptions can materially affect the evaluation of recoverable amounts and may result in impairment according to PSAK 48: Impairment of Assets.

(e)	Acquisition

The Group evaluates each acquisition transaction to determine whether it will be treated as an asset acquisition or business combination. For transactions that are treated as an asset acquisition, the purchase price is allocated to the assets obtained, without the recognition of goodwill. For acquisitions that meet the business combination definition, the Group applies the accounting acquisition method for assets acquired and liabilities assumed are recorded at fair value at the acquisition date, and the results of operations are included with the Group's results from the date of each acquisition.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ad.Critical accounting considerations, estimates and assumptions (continued)

ii.	Estimates and assumptions (continued)

(e)	Acquisition (continued)

Any excess from the purchase price paid for the amount recognized for assets acquired and liabilities incurred is recorded as goodwill. The Group continues to evaluate acquisitions that are counted as a business combination for a period not exceeding one year after the applicable acquisition date of each transaction to determine whether additional adjustments are needed to allocate the purchase price paid for the assets acquired and liabilities assumed. The fair value of assets acquired and liabilities incurred are usually determined using either an estimated replacement cost or a discounted cash flow valuation method. When determining the fair value of tangible assets acquired, the Group estimates the cost of replacing assets with new assets by considering factors such as the age, condition and economic useful lives of the assets. When determining the fair value of the intangible assets obtained, the Group estimates the applicable discount rate and the time and amount of future cash flows, including the rates and terms for the extension and reduction.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

3.  CASH AND CASH EQUIVALENTS

		2019		2018
		Balance		Balance
		Foreign		Foreign
		currency	Rupiah	currency	Rupiah
	Currency	(in millions)	equivalent	(in millions)	equivalent
Cash on hand	Rp	-	37	-	36
Cash in banks
Related parties
PT Bank Mandiri (Persero) Tbk. (“Bank Mandiri”)	Rp	-	1,407	-	1,199
	US$	9	122	10	139
	EUR	1	23	1	20
	HKD	0	1	1	1
	JPY	1	0	8	1
	AUD	0	0	0	0
PT Bank Negara Indonesia (Persero) Tbk. (“BNI”)	Rp	-	1,033	-	791
	US$	6	86	2	28
	SGD	0	0	0	0
	EUR	0	0	0	0
PT Bank Rakyat Indonesia (Persero) Tbk. (“BRI”)	Rp	-	198	-	728
	US$	3	44	2	31
PT Bank Tabungan Negara (Persero) Tbk. (“BTN”)	Rp	-	51	-	342
Others	Rp	-	20	-	15
	US$	0	0	0	0
Sub-total			2,985		3,295

Third parties
PT Bank Permata Tbk. (“Bank Permata”)	Rp	-	335	-	218
	US$	4	62	2	30
PT Bank HSBC Indonesia ("HSBC")	Rp	-	3	-	1
The Hongkong and Shanghai Banking
Corporation Ltd. ("HSBC Hongkong")	US$	14	188	12	181
	HKD	6	10	5	9
Standard Chartered Bank (“SCB”)	Rp	-	0	-	0
	US$	11	150	10	148
	SGD	1	7	1	14
PT Bank Pembangunan Daerah (“BPD”)	Rp	-	121	-	43
PT Bank Bukopin Tbk. (“Bank Bukopin”)	Rp	-	76	-	6
	US$	0	0	0	0
Others	Rp	-	358	-	165
	US$	8	113	8	115
	EUR	1	17	1	20
	TWD	27	13	17	8
	MYR	4	12	6	21
	AUD	1	7	0	2
	SGD	0	3	2	14
	MOP	0	1	0	0
	HKD	0	0	0	0
Sub-total			1,476		995

Total cash in banks			4,461		4,290

Time deposits
Related parties
BNI	Rp	-	2,693	-	2,640
	US$	32	450	58	837
BRI	Rp	-	2,561	-	1,911
	US$	36	500	47	676
BTN	Rp	-	2,733	-	2,559
	US$	4	49	31	446
Bank Mandiri	Rp	-	1,129	-	611
	US$	16	215	16	230
Sub-total			10,330		9,910

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

3.   CASH AND CASH EQUIVALENTS (continued)

		2019		2018
		Balance		Balance
		Foreign		Foreign
		currency	Rupiah	currency	Rupiah
	Currency	(in millions)	equivalent	(in millions)	equivalent
Time deposits (continued)
Third parties
PT Bank Pembangunan Daerah Jawa Barat
dan Banten Tbk. (“BJB”)	Rp	-	1,394	-	1,295
PT Bank CIMB Niaga Tbk.
(“Bank CIMB Niaga”)	Rp	-	992	-	190
	US$	29	398	-	-
PT Bank Mega Tbk. (“Bank Mega”)	Rp	-	400	-	365
Bank Bukopin	Rp	-	10	-	248
PT Bank Tabungan Pensiunan Nasional Tbk.
(“BTPN”)	Rp	-	1	-	181
	US$	-	-	25	363
United Overseas Bank Limited (“UOB Singapore”)	US$	-	-	30	429
PT Bank Muamalat Indonesia Tbk.	Rp	-	20	-	40
Others	Rp	-	57	-	53
	US$	8	112	-	-
	MYR	9	30	11	39
Sub-total			3,414		3,203

Total time deposits			13,744		13,113

Total			18,242		17,439

Interest rates per annum on time deposits are as follows:

	2019	2018
Rupiah	4.00% - 9.25%	2.60% - 9.25%
Foreign currency	0.50% - 3.30%	0.50% - 3.75%

The related parties in which the Group places its funds are state-owned banks. The Group placed the majority of its cash and cash equivalents in these banks because they have the most extensive branch networks in Indonesia and are considered to be financially sound banks, as they are owned by the State.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

4.OTHER CURRENT FINANCIAL ASSETS

		2019		2018
		Balance		Balance
		Foreign		Foreign
		currency	Rupiah	currency	Rupiah
	Currency	(in millions)	equivalent	(in millions)	equivalent
Time deposits
Related parties
BNI	Rp	-	-	-	1
Third parties
SCB	US$	8	111	8	116
Others	Rp	-	18	-	-
	US$	5	71	6	88
Total time deposits			200		205

Available-for-sale financial assets
Related parties
PT Bahana TCW Investment Management
(“Bahana TCW”)	Rp	-	71	-	91
PT Mandiri Manajemen Investasi	Rp	-	-	-	379
Total available-for-sale financial assets		-	71		470

Escrow accounts	Rp	-	142	-	136
	US$	1	15	0	1
	MYR	6	19	5	16
Others	Rp	-	102	-	476
	MYR	2	5	-	-
Total			554		1,304

The time deposits have maturities of more than three months but not more than one year, with interest rates as follows:

	2019	2018
Rupiah	6.50%	5.00%
Foreign currency	1.20% - 2.51%	1.35% - 2.18%

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

5.TRADE RECEIVABLES

Trade receivables arise from services provided to both retail and non-retail customers, with details as follows:

a.By debtor

(i)	Related parties

	2019	2018
State-owned enterprises	1,604	1,649
Indonusa	494	522
Indosat	150	219
Others	459	467
Total	2,707	2,857
Provision for impairment of receivables	(915)	(731)
Net	1,792	2,126

(ii)	Third parties

	2019	2018
Individual and business subscribers	13,710	12,044
Overseas international carriers	1,583	1,542
Total	15,293	13,586
Provision for impairment of receivables	(5,288)	(4,298)
Net	10,005	9,288

b.By age

(i)	Related parties

	2019	2018
Up to 3 months	1,563	1,748
3 to 6 months	237	296
More than 6 months	907	813
Total	2,707	2,857
Provision for impairment of receivables	(915)	(731)
Net	1,792	2,126

(ii)	Third parties

	2019	2018
Up to 3 months	9,270	8,006
3 to 6 months	1,077	1,502
More than 6 months	4,946	4,078
Total	15,293	13,586
Provision for impairment of receivables	(5,288)	(4,298)
Net	10,005	9,288

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

5.TRADE RECEIVABLES (continued)

b.By age (continued)

(iii)	Aging of total trade receivables

	2019		2018
		Provision for		Provision for
		impairment of		impairment of
	Gross	receivables	Gross	receivables
Not past due	8,250	395	7,512	394
Past due up to 3 months	2,583	513	2,244	281
Past due more than 3 to 6 months	1,314	458	1,797	329
Past due more than 6 months	5,853	4,837	4,890	4,025
Total	18,000	6,203	16,443	5,029

The Group has made provision for impairment of trade receivables based on the collective assessment of historical impairment rates and individual assessment of its customers’ credit history. The Group does not apply a distinction between related party and third party receivables in assessing amounts past due. As of December 31, 2019 and 2018, the carrying amounts of trade receivables of the Group considered past due but not impaired amounted to Rp3,942 billion and Rp4,296 billion, respectively. Management believes that receivables past due but not impaired, along with trade receivables that are neither past due nor impaired, are due from customers with good credit history and are expected to be recoverable.

c.By currency

(i)	Related parties

	2019	2018
Rupiah	2,705	2,850
U.S. dollar	2	7
Others	0	0
Total	2,707	2,857
Provision for impairment of receivables	(915)	(731)
Net	1,792	2,126

(ii)	Third parties

	2019	2018
Rupiah	12,883	11,348
U.S. dollar	2,298	2,118
Australian dollar	12	19
Others	100	101
Total	15,293	13,586
Provision for impairment of receivables	(5,288)	(4,298)
Net	10,005	9,288

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

5.TRADE RECEIVABLES (continued)

d.  Movements in the provision for impairment of receivables

	2019	2018
Beginning balance	5,029	4,331
Provision recognized during the year
(Note 24)	2,283	1,724
Receivables written off	(1,109)	(1,026)
Ending balance	6,203	5,029

The receivables written off relate to both related party and third party trade receivables.

Management believes that the provision for impairment of trade receivables is adequate to cover losses on uncollectible trade receivables.

As of December 31, 2019, certain trade receivables of the subsidiaries amounting to Rp6,812 billion have been pledged as collateral under lending agreements (Notes 15 and 16c).

6.INVENTORIES

	2019	2018
Components	351	429
SIM cards and blank prepaid vouchers	154	137
Others	172	218
Total	677	784
Provision for obsolescence
Components	(62)	(38)
SIM cards and blank prepaid vouchers	(28)	(28)
Others	(2)	(1)
Total	(92)	(67)
Net	585	717

Movements in the provision for obsolescence are as follows:

	2019	2018
Beginning balance	67	53
Provision recognized during the year	25	22
Inventory written off	-	(8)
Ending balance	92	67

Management believes that the provision is adequate to cover losses from decline in inventory value due to obsolescence.

The inventories recognized as expense and included in operations, maintenance and telecommunication service expenses as of 2019 and 2018 amounted to Rp1,727 billion and Rp2,625 billion, respectively (Note 23).

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

6.INVENTORIES (continued)

Certain inventories of the subsidiaries amounting to Rp343 billion have been pledged as collateral under lending agreements (Notes 16c).

As of December 31, 2019 and 2018, modules (part of property and equipment) and components held by the Group with book value amounting to Rp112 billion and Rp125 billion, respectively, have been insured against fire, theft, and other specific risks. Total sum insured as of December 31, 2019 and 2018 amounted to Rp155 billion and Rp176 billion, respectively.

Management believes that the insurance coverage is adequate to cover potential losses of inventories arising from the insured risks.

7.OTHER CURRENT ASSETS

          The breakdown of other current assets is as follows:

	2019	2018
Prepaid annual frequency license (Note 33c.i)	3,879	3,636
Prepaid rental	1,403	1,382
Advances	670	1,803
Prepaid salaries	189	200
Others	511	961
Total	6,652	7,982

8.LONG-TERM INVESTMENTS

The Group has investments in several entities as follows:

	2019
	Percentage of ownership	Beginning balance	Additions (deduction)	Share of net profit (loss)	Dividend	Share of other comprehensive income	Impairment	Ending balance
Long-term investments
in associated
companies:
Tiphone[a]	24.00	1,602	-	88	(11)	19	(1,172)	526
Finarya[b]	26.58	-	484	(217)	-	-	-	267
Indonusa[c]	20.00	210	-	-	-	-	-	210
Jalin[d]	33.00	-	70	7	-	(0)	-	77
Cellum[e]	30.40	79	-	(8)	-	-	-	71
ILCS[f]	49.00	44	-	(13)	-	0	-	31
GSN[g]	45.00	14	-	(1)	-	-	-	13
Teltranet[h]	51.00	-	34	(24)	-	1	-	11
Others[i]	6.32-32.00	4	(2)	2	-	-	-	4
Sub-total		1,953	586	(166)	(11)	20	(1,172)	1,210
Other long-term
investments		519	215	-	-	-	-	734
Total long-term
investments		2,472	801	(166)	(11)	20	(1,172)	1,944

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

8.LONG-TERM INVESTMENTS (continued)

Summarized financial information of the Group’s investments accounted under the equity method for year 2019:

	Tiphone	Finarya	Indonusa	Jalin	Cellum	ILCS	GSN	Teltranet	Others
Statements of financial position
Current assets	8,165	2,382	495	100	14	119	17	291	615
Non-current assets	778	132	253	222	17	41	169	66	4,033
Current liabilities	(3,824)	(1,533)	(534)	(78)	(10)	(95)	(2)	(356)	(1,089)
Non-current liabilities	(741)	(3)	(278)	(10)	(27)	(2)	(155)	(58)	(5,101)
Equity (deficit)	4,378	978	(64)	234	(6)	63	29	(57)	(1,542)

Statements of profit or loss and other
comprehensive income
Revenues	28,442	38	794	205	13	206	7	195	784
Operating expenses	(27,621)	(877)	(738)	(148)	(40)	(212)	(9)	(242)	(800)
Other income (expenses) including
finance costs - net	(321)	17	1	2	-	(16)	(0)	(15)	(128)
Profit (loss) before tax	500	(822)	57	59	(27)	(22)	(2)	(62)	(144)
Income tax benefit (expense)	(138)	1	(10)	(17)	-	(4)	(0)	(43)	(1)
Profit (loss) for the year	362	(821)	47	42	(27)	(26)	(2)	(105)	(145)
Other comprehensive income (loss)	77	-	(1)	(0)	-	0	-)	2	-
Total comprehensive income (loss)
for the year	439	(821)	46	42	(27)	(26)	(2)	(103)	(145)

	2018
	Percentage of ownership	Beginning balance	Additions (deductions)	Share of net profit (loss)	Dividend	Share of other comprehensive income	Impairment	Ending balance
Long-term investments
in associated
companies:
Tiphone[a]	24.00	1,539	-	87	(9)	(15)	-	1,602
Indonusa[c]	20.00	221	-	(11)	-	-	-	210
Cellum[e]	30.40	-	84	(5)	-	-	-	79
ILCS[f]	49.00	43	-	1	-	0	-	44
GSN[g]	45.00	14	-	0	-	-	-	14
Others[i]	25.00-32.00	4	-	0	-	0	-	4
Teltranet[h]	51.00	18	-	(19)	-	1	-	-
Sub-total		1,839	84	53	(9)	(14)	-	1,953
Other long-term
investments		309	253	-	-	-	(43)	519
Total long-term
investments		2,148	337	53	(9)	(14)	(43)	2,472

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

8.LONG-TERM INVESTMENTS (continued)

Summarized financial information of the Group’s investments accounted under the equity method for 2018:

	Tiphone	Indonusa	Teltranet	ILCS	GSN	Cellum	Others
Statements of financial position
Current assets	7,615	449	269	132	184	22	201
Non-current assets	892	310	116	47	-	43	601
Current liabilities	(1,466)	(571)	(269)	(87)	154	(23)	(663)
Non-current liabilities	(3,062)	(297)	(138)	(2)	-	(20)	(1,863)
Equity (deficit)	3,979	(109)	(22)	90	338	22	(1,724)
Statements of profit or loss and other
comprehensive income
Revenues	29,228	824	206	164	5	22	95
Operating expenses	(28,117)	(583)	(264)	(162)	(5)	(46)	(233)
Other income (expenses) including
finance costs - net	(391)	(39)	(13)	1	1	(10)	(33)
Profit (loss) before tax	720	202	(71)	3	1	(34)	(171)
Income tax benefit (expense)	(137)	(55)	12	(1)	(0)	-	(1)
Profit (loss) for the period	583	147	(59)	2	1	(34)	(172)
Other comprehensive income (loss)	(63)	(3)	1	-	-	-	-
Total comprehensive income (loss)
for the period	520	144	(58)	2	1	(34)	(172)

aTiphone was established on June 25, 2008 as PT Tiphone Mobile Indonesia Tbk. Tiphone is engaged in the telecommunication equipment business, such as cellular phone including spare parts, accessories, rechargeable credit vouchers, repair service, and content provider through its subsidiaries. On September 18, 2014, the Company through PINS acquired 25% ownership in Tiphone for Rp1,395 billion.

As of December 31, 2019 and 2018, the fair value of the investment were amounted to Rp526 billion and Rp1,649 billion, respectively. The fair value was calculated by multiplying the number of shares by the published price quotation as of December 31, 2019 and 2018 amounting to Rp300 and Rp940 per share, respectively.

Reconciliation of financial information to the carrying amount of long-term investment in Tiphone as of December 31, 2019 and 2018 is as follows:

	2019	2018
Assets	8,943	8,507
Liabilities	(4,565)	(4,528)
Net Assets	4,378	3,979
Group's proportionated share of net assets (24.00% in 2019 and 2018)	1,051	955
Goodwill	647	647
Impairment	(1,172)	-
Carrying amount of long-term invesment	526	1,602

b    On January 21, 2019, Telkomsel established of PT Fintek Karya Nusantara ("Finarya”), a subsidiary, with an initial investment amounted to Rp25 billion and on February 22, 2019 Telkomsel transferred its assets amounted to Rp150 billion to Finarya. For this transaction, Telkomsel obtained 2,499 and 14,974 shares, respectively (equal to 100% ownership). Telkomsel with PT Mandiri Capital Indonesia, PT BRI Ventura Indonesia, PT BNI Sekuritas, PT Jasamarga Tollroad Operator, PT Dana Tabungan dan Asuransi Pegawai Negeri (Persero), PT Pertamina Retail, PT Kereta Commuter Indonesia (“KCI”), PT Asuransi Jiwasraya (Persero), and PT Danareksa Capital, entered in to shareholder agreement on July 31, 2019, October 31, 2019, and December 31, 2019 relating to the increase in issued and paid up capital made by each shareholder. On December 31, 2019, Telkomsel owned 48,530 shares or equivalent to 26.58% ownership.

 c Indonusa had been a subsidiary of the Company until 2013 when the Company disposed 80% of its shares ownership in Indonusa. On May 14, 2014, based on the Circular Resolution of the Stockholders of Indonusa as covered by notarial deed No. 57 dated April 23, 2014 of FX Budi Santoso Isbandi, S.H., which was approved by the MoLHR in its Letter No. AHU-02078.40.20.2014 dated April 29, 2014, Indonusa’s stockholders approved an increase in its issued and fully paid capital by Rp80 billion. The Company waived its right to own the new shares issued and transferred it to Metra, as the result, Metra’s ownership in Indonusa increased to 4.33% and the Company’s ownership become 15.67%.

d  Jalin was previously a subsidiary. On June 19, 2019 the Company sold 67% of its shares to PT Danareksa (Persero) (“Danareksa”) amounted to Rp395 billion.

e   Investment in Cellum is accounted for under the equity method, which covered by a conditional shares subsciption agreement between Metranet and Cellum in January 30, 2018. Cellum is a company which engaged in mobile payment and commerce services.

 f  PT Integrasi Logistik Cipta Solusi (“ILCS”) is engaged in providing E-trade logistic services and other related services.

g On August 31, 2017, NSI and third party established PT Graha Sakura Nusantara (“GSN”) which engaged in real estate, residential and apartment marketing business.

 h    Investment in Teltranet is accounted for under the equity method, which covered by an agreement between Metra and Telstra Holding Singapore Pte. Ltd. dated August 29, 2014. Teltranet is engaged in communication system services. Metra does not have control to determine the financial and operating policies of Teltranet.

   i    The unrecognized share of losses in other investments cumulatively as of December 31, 2019 was amounting to Rp480 billion.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

9.   PROPERTY AND EQUIPMENT

	January 1, 2019	Acquisition	Additions	Deductions	Reclassifications/ Translations	December 31, 2019
At cost:
Directly acquired assets
Land rights	1,626	6	16	-	(4)	1,644
Buildings	11,833	12	779	(4)	1,442	14,062
Leasehold improvements	1,375	-	37	(58)	195	1,549
Switching equipment	15,291	-	1,228	(61)	890	17,348
Telegraph, telex and data communication
equipment	1,586	-	675	-	(3)	2,258
Transmission installation and equipment	141,408	686	6,768	(6,240)	9,128	151,750
Satellite, earth station and equipment	11,972	-	108	(11)	275	12,344
Cable network	45,451	-	8,197	(113)	822	54,357
Power supply	17,864	-	793	(253)	1,709	20,113
Data processing equipment	14,265	10	709	(107)	1,532	16,409
Other telecommunication peripherals	3,423	-	1,904	-	13	5,340
Office equipment	2,142	7	208	(101)	105	2,361
Vehicles	641	-	99	(167)	(5)	568
Other equipment	94	-	57	-	(28)	123
Property under construction	4,876	81	14,923	(20)	(17,241)	2,619
Asset under finance lease
Transmission installation and equipment	5,603	-	-	(102)	(1)	5,500
Data processing equipment	1	-	-	-	-	1
Vehicles	578	1	54	(80)	(50)	503
Office equipment	16	-	30	(4)	-	42
CPE assets	22	-	-	-	-	22
Power supply	125	-	-	-	(125)	-
RSA assets	252	-	-	-	(163)	89
Total	280,444	803	36,585	(7,321)	(1,509)	309,002

	January 1, 2019	Acquisition	Additions	Deductions	Reclassifications/ Translations	December 31, 2019
Accumulated depreciation and
impairment losses:
Directly acquired assets
Buildings	3,405	-	726	(4)	(14)	4,113
Leasehold improvements	949	-	198	(56)	-	1,091
Switching equipment	10,550	-	1,488	(45)	(17)	11,976
Telegraph, telex and data communication
equipment	1,320	-	260	-	-	1,580
Transmission installation and equipment	74,247	-	11,059	(5,260)	(53)	79,993
Satellite, earth station and equipment	5,005	-	818	(10)	(4)	5,809
Cable network	12,185	-	2,349	(102)	(261)	14,171
Power supply	12,316	-	1,454	(239)	65	13,596
Data processing equipment	10,747	-	1,304	(61)	(13)	11,977
Other telecommunication peripherals	1,029	-	737	-	-	1,766
Office equipment	1,312	-	383	(55)	38	1,678
Vehicles	281	-	72	(137)	(6)	210
Other equipment	75	-	1	-	(10)	66
Asset under finance lease
Transmission installation and equipment	3,241	-	587	(94)	-	3,734
Data processing equipment	1	-	-	-	-	1
Vehicles	126	-	72	(58)	(25)	115
Office equipment	70	-	3	(3)	(26)	44
CPE assets	20	-	-	-	-	20
Power supply	73	-	-	-	(73)	-
RSA assets	244	-	-	-	(155)	89
Total	137,196	-	21,511	(6,124)	(554)	152,029
Net book value	143,248					156,973

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

9.PROPERTY AND EQUIPMENT (continued)

	January 1, 2018	Acquisition	Additions	Deductions	Reclassifications/ Translations	December 31, 2018
At cost:
Directly acquired assets
Land rights	1,519	46	39	-	22	1,626
Buildings	9,802	43	67	(1)	1,922	11,833
Leasehold improvements	1,257	-	23	(24)	119	1,375
Switching equipment	18,463	-	818	(1,920)	(2,070)	15,291
Telegraph, telex, and data communication
equipment	1,583	-	3	-	-	1,586
Transmission installation and equipment	133,797	-	3,266	(6,398)	10,743	141,408
Satellite, earth station, and equipment	9,300	-	2,414	(3)	261	11,972
Cable network	47,155	-	5,887	(36)	(7,555)	45,451
Power supply	16,279	13	484	(187)	1,275	17,864
Data processing equipment	13,294	23	140	(540)	1,348	14,265
Other telecommunication peripherals	1,659	-	1,765	-	(1)	3,423
Office equipment	1,557	46	471	(18)	86	2,142
Vehicles	439	6	203	(1)	(6)	641
Other equipment	97	-	18	-	(21)	94
Property under construction	4,415	2	17,821	(23)	(17,339)	4,876
Asset under finance lease
Transmission installation and equipment	5,582	-	21	-	-	5,603
Data processing equipment	83	-	-	(82)	-	1
Vehicles	401	-	176	-	1	578
Office equipment	80	-	4	(68)	-	16
CPE assets	22	-	-	-	-	22
Power supply	215	-	-	(90)	-	125
RSA assets	252	-	-	-	-	252
Total	267,251	179	33,620	(9,391)	(11,215)	280,444

	January 1, 2018	Acquisition	Additions	Deductions	Reclassifications/ Translations	December 31, 2018
Accumulated depreciation and
impairment losses:
Directly acquired assets
Buildings	2,880	-	513	(1)	13	3,405
Leasehold improvements	823	-	150	(24)	-	949
Switching equipment	14,553	-	1,307	(1,920)	(3,390)	10,550
Telegraph, telex, and data communication
equipment	802	-	518	-	-	1,320
Transmission installation and equipment	69,240	-	10,958	(5,579)	(372)	74,247
Satellite, earth station, and equipment	4,334	-	677	(3)	(3)	5,005
Cable network	17,864	-	2,076	(36)	(7,719)	12,185
Power supply	11,154	-	1,332	(177)	7	12,316
Data processing equipment	10,236	-	1,040	(519)	(10)	10,747
Other telecommunication peripherals	602	-	428	-	(1)	1,029
Office equipment	1,036	-	290	(18)	4	1,312
Vehicles	226	-	62	(1)	(6)	281
Other equipment	96	-	4	-	(25)	75
Asset under finance lease
Transmission installation and equipment	2,638	-	603	-	-	3,241
Data processing equipment	76	-	7	(82)	-	1
Vehicles	66	-	60	-	-	126
Office equipment	80	-	44	(54)	-	70
CPE assets	20	-	-	-	-	20
Power supply	120	-	43	(90)	-	73
RSA assets	234	-	10	-	-	244
Total	137,080	-	20,122	(8,504)	(11,502)	137,196
Net book value	130,171					143,248

a.	Gain on sale of property and equipment

	2019	2018
Proceeds from sale of property and equipment	1,496	629
Net book value	(853)	(1)
Gain on disposal or sale of property and equipment	643	628

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

9.PROPERTY AND EQUIPMENT (continued)

b.	Others

(i)

As of December 31, 2019, the CGUs that independently generate cash inflows are fixed wireline, cellular, and others. Management believes that there is no indication of impairment in the assets of such CGUs as of December 31, 2019.

(ii)

Interest capitalized to property under construction amounted to Rp99 billion and Rp271 billion for the years ended December 31, 2019 and 2018, respectively. The capitalization rate used to determine the amount of borrowing costs eligible for capitalization ranged from 4.12% to 11.00% and 9.68% to 11.00% for the years ended December 31, 2019 and 2018, respectively.

(iii)	No foreign exchange loss was capitalized as part of property under construction for the years ended December 31, 2019 and 2018.

(iv)

In 2019 and 2018, the Group obtained proceeds from the insurance claims on lost and broken property and equipment, with a total value of Rp197 billion and Rp153 billion, respectively, and were recorded as part of “Other Income” in the consolidated statements of profit or loss and other comprehensive income. In 2019 and 2018, the net carrying values of those assets of Rp165 billion and Rp51 billion, respectively, were charged to the consolidated statements of profit or loss and other comprehensive income.

(v)

In 2019 and 2018, Telkomsel decided to replace certain equipment units with net carrying amounts of Rp267 billion and Rp341 billion, as part of its modernization program and accelerated the depreciation of such equipment units. The impact of accelerated depreciation was an increase in the depreciation expense for the year ended December 31, 2019 amounting to Rp259 billion.

In 2018, the estimated useful lives of radio software license and data processing equipment were changed from 7 to 10 years and from 3 to 5 years, respectively. The impact of reduction in the depreciation expense for the year ended December 31, 2019 amounting to Rp637 billion.

The change in useful lives will increase/(decrease) profit before income tax in future years as follows:

Years	Increase (Decrease)
2020	266
2021	18
2022	(106)

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

9. PROPERTY AND EQUIPMENT (continued)

b.	Others (continued)

(v)
(vi)

In 2019 and 2018, Telkomsel’s certain equipment units with net carrying amounts of Rp803 billion and Rp777 billion, respectively, were exchanged with equipment from Ericsson AB, PT Ericsson Indonesia, PT Huawei Tech Investment, PT Nokia Solutions and Networks Indonesia, and PT ZTE Indonesia. As of December 31, 2019, Telkomsel’s equipment units with net carrying amount of Rp39 billion are going to be exchanged and, therefore, these equipment were reclassified as “Assets Held for Sale” in the consolidated statement of financial position.

(vii)The Group owns several pieces of land located throughout Indonesia with Building Use Rights (Hak Guna Bangunan or “HGB”) for lands a period of 10-50 years which will expire between 2019 and 2069. Management believes that there will be no issue in obtaining the extension of the land rights when they expire.

(viii)

As of December 31, 2019, the Group’s property and equipment excluding land rights, with net carrying amount of Rp150,891 billion were insured against fire, theft, earthquake, and other specified risks, including business interruption, under blanket policies totalling Rp18,190 billion, US$74 million, HK$8 million, SG$269 million, TW$21 million and MYR39 million and first loss basis amounted to Rp2,760 billion. Management believes that the insurance coverage is adequate to cover potential losses from the insured risks.

(ix)As of December 31, 2019, the percentage of completion of property under construction was approximately  32.39% of the total contract value, with estimated dates of completion until November 2021. The balance of property under construction mainly consists of buildings, transmission installation and equipment, cable network and power supply. Management believes that there is no impediment to the completion of the construction in progress.

(x)All assets owned by the Company have been pledged as collateral for bonds (Notes 16b.i). Certain property and equipment of the Company’s subsidiaries with acquisition costs amounting to Rp11,147 billion have been pledged as collaterals under lending agreements (Notes 15, 16c, and 16d).

(xi)As of December 31, 2019, the cost of fully depreciated property and equipment of the Group that are still utilized in operations amounted to Rp60,081 billion. The Group is currently performing modernization of network assets to replace the fully depreciated property and equipment.

(xii)In 2019, the total fair values of land rights and buildings of the Group, which are determined based on the sale value of the tax object (Nilai Jual Objek Pajak or “NJOP”) of the related land rights and buildings, amounted to Rp36,842 billion.

(xiii)Telkomsel entered into several agreements with tower providers to lease spaces in telecommunication towers (slot) and sites of the towers for a period of 10 years. Telkomsel may extend the lease period based on mutual agreement with the relevant parties. In addition, the Group also has lease commitments for transmission installation and equipment, data processing equipment, office equipment, vehicles, and CPE assets with the option to purchase certain leased assets at the end of the lease terms.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

9.PROPERTY AND EQUIPMENT (continued)

c.	Assets under finance lease

Future minimum lease payments required for assets under finance leases are as follows:

Years	2019	2018
2019	-	1,049
2020	936	945
2021	785	781
2022	607	605
2023	255	254
2024	85	85
Thereafter	45	45
Total minimum lease payments	2,713	3,764
Interest	(373)	(619)
Net present value of minimun lease payments	2,340	3,145
Current maturities (Note 15b)	(764)	(807)
Long-term portion (Note 16)	1,576	2,338

The details of obligations under finance leases as of December 31, 2019 and 2018 are as follows:

	2019	2018
PT Tower Bersama Infrastructure Tbk.	868	1,089
PT Profesional Telekomunikasi Indonesia	723	930
PT Solusi Tunas Pratama	148	181
PT Putra Arga Binangun	125	159
PT Mandiri Utama Finance	80	186
Others (each below Rp75 billion)	396	600
Total	2,340	3,145

10.   OTHER NON-CURRENT ASSETS

The breakdown of other non-current assets is as follows:

	2019	2018
Claim for tax refunds (Note 25b)	3,666	2,450
Prepaid rental	3,170	2,662
Prepaid annual frequency license - net of current portion (Note 7)	1,488	1,743
Prepaid income taxes (Note 25a)	678	1,142
Deferred charges	570	474
Advances for purchases of property and equipment	481	387
Convertible bonds	319	213
Security deposits	210	356
Others	643	245
Total	11,225	9,672

Prepaid rental covers rent of leased line, telecommunication equipment, land and building under lease agreements of the Group with remaining rental periods over 1 year.

As of December 31, 2019 and 2018, deferred charges represent deferred Indefeasible Right of Use (“IRU”) agreement charges. Total amortization of deferred charges for the year ended December 31, 2019 and 2018 amounted to Rp66 billion and Rp56 billion, respectively.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

11.INTANGIBLE ASSETS

The details of intangible assets are as follows:

	Goodwill	Software	License	Other intangible assets	Total
Gross carrying amount:
Balance, January 1, 2019	1,066	10,680	94	687	12,527
Additions	-	1,942	4	511	2,457
Acquisition	467	-	-	379	846
Deductions	(104)	(166)	(12)	(14)	(296)
Reclassifications/translations	3	24	10	8	45
Balance, December 31, 2019	1,432	12,480	96	1,571	15,579
Accumulated amortization and impairment
losses:
Balance, January 1, 2019	(29)	(6,896)	(81)	(489)	(7,495)
Amortization	-	(1,165)	(357)	(145)	(1,667)
Deductions	-	71	2	14	87
Reclassifications/translations	-	(410)	343	9	(58)
Balance, December 31, 2019	(29)	(8,400)	(93)	(611)	(9,133)
Net book value	1,403	4,080	3	960	6,446

	Goodwill	Software	License	Other intangible assets	Total
Gross carrying amount:
Balance, January 1, 2018	680	8,387	84	635	9,786
Additions	-	2,328	14	19	2,361
Acquisition	422	1	2	-	425
Deductions	-	(51)	(11)	-	(62)
Reclassifications/translations	(36)	15	5	33	17
Balance, December 31, 2018	1,066	10,680	94	687	12,527
Accumulated amortization and impairment
losses:
Balance, January 1, 2018	(29)	(5,714)	(71)	(442)	(6,256)
Amortization	-	(1,226)	(9)	(49)	(1,284)
Deductions	-	51	4	-	55
Reclassifications/translations	-	(7)	(5)	2	(10)
Balance, December 31, 2018	(29)	(6,896)	(81)	(489)	(7,495)
Net book value	1,037	3,784	13	198	5,032

(i)

Goodwill resulted from the acquisition of Sigma (2008), Admedika (2010), data center PT Bina Data Mandiri (“BDM”) (2012), Contact Centres Australia Pty. Ltd. (2014), PT Media Nusantara Data Global (“MNDG”) (2015), Melon and PT Griya Silkindo Drajatmoerni (“GSDm”) (2016), TSGN and Nutech (2017), SSI, CIP, and Telin Malaysia (2018), and PST (2019) (Note 1d).

(ii)

The amortization is presented as part of “Depreciation and Amortization” in the consolidated statements of profit or loss and other comprehensive income. The remaining amortization periods of software range from 1-5 years.

(iii)	As of December 31, 2019, the cost of fully amortized intangible assets that are still utilized in operations amounted to Rp5,526 billion.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

12.    TRADE PAYABLES

The breakdown of trade payables is as follows:

	2019	2018
Related parties
Purchases of equipments, materials, and services	683	804
Payables to other telecommunication providers	136	189
Sub-total	819	993

Third parties
Purchases of equipments, materials, and services	10,634	10,874
Radio frequency usage charges, concession fees,
and Universal Service Obligation (“USO”) charges	1,374	1,471
Payables to other telecommunication providers	1,070	1,428
Sub-total	13,078	13,773
Total	13,897	14,766

Trade payables by currency are as follows:

	2019	2018
Rupiah	12,027	11,726
U.S. Dollar	1,823	2,978
Others	47	62
Total	13,897	14,766

Refer to Note 30 for details of related parties transactions.

13.ACCRUED EXPENSES

The breakdown of accrued expenses is as follows:

	2019	2018
Operation, maintenance, and telecommunication services	8,450	8,013
General, administrative, and marketing expenses	2,658	2,299
Salaries and benefits	2,412	2,219
Interest and bank charges	216	238
Total	13,736	12,769

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

14.UNEARNED INCOME

a.	Current portion

	2019	2018
Prepaid pulse reload vouchers	5,212	4,374
Other telecommunications services	1,323	284
Telecommunication tower leases	617	356
Others	200	176
Total	7,352	5,190

b.	Non-current portion

	2019	2018
Other telecommunications services	476	394
Indefeasible Right of Use	327	258
Total	803	652

15.  SHORT-TERM BANK LOANS AND CURRENT MATURITIES OF LONG-TERM BORROWINGS

a.	Short-term bank loans

		2019		2018
		Outstanding		Outstanding
		Foreign currency	Rupiah	Foreign currency	Rupiah
Lenders	Currency	(in millions)	equivalent	(in millions)	equivalent
Related parties
Bank Mandiri	Rp	-	2,400	-	-
BNI	Rp	-	1,238	-	956
PT Bank BNI Syariah (“BNI Syariah”)	Rp	-	17	-	-
Sub-total			3,655		956
Third parties
HSBC	Rp	-	1,754	-	317
	US$	0	4	0	4
MUFG Bank, Ltd.
("MUFG Bank")	Rp	-	1,705	-	1,295
PT Bank DBS Indonesia ("DBS")	Rp	-	722	-	699
	US$	1	13	1	13
PT Bank UOB Indonesia ("UOB")	Rp	-	500	-	580
SCB	Rp	-	150	-	100
PT Bank Central Asia Tbk. ("BCA")	Rp	-	124	-	-
Bank CIMB Niaga	Rp	-	78	-	78
Others	Rp	-	-	-	1
Sub-total			5,050		3,087
Total			8,705		4,043

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

15.  SHORT-TERM BANK LOANS AND CURRENT MATURITIES OF LONG-TERM BORROWINGS

(continued)

a.	Short-term bank loans (continued)

Other significant information relating to short-term bank loans as of December 31, 2019 is as follows:

					Inter
	Borrower	Currency	Total facility (in billions)*	Maturity date	Interest payment period	Interest rate per annum	Security**
Mandiri
2019	the Company	Rp	2,400	November 21, 2020	Quarterly	3 months JIBOR + 0.6%	None
BNI
2014 - 2017	Sigma[a], GSD	Rp	525	January 9, 2020 - November 8, 2020	Monthly	8.41% - 9.00%	Trade receivables and property and equipment
2013 - 2019	Telkom Infratel, Infomedia[b], Sigma[h], MD Media, Metranet	Rp	3,160	January 9, 2020 - December 19, 2020	Monthly	1 month JIBOR + 2.20% - 2.50%	Trade receivables
HSBC
2018	Sigma[c,h]	Rp	600	July 31, 2020	Monthly	6.74%	Trade receivables
2018	Sigma[c,h]	US$	0.004	July 31, 2020	Monthly	4.12%	Trade receivables
2018 - 2019	Sigma, Melon, Metra, MD Media, PINS	Rp	1,484	April 8, 2020 - August 30, 2020	Monthly, Quarterly	1 month JIBOR + 0.60% - 0.70% 3 months JIBOR + 1.00%	Trade receivables
MUFG Bank
2018 - 2019	the Company, Infomedia, Metra, GSD, PINS, Telkom Infratel	Rp	2,360	January 23, 2020 - October 29, 2020	Monthly Quaterly	1 month JIBOR + 0.70% - 0.95% 3 months JIBOR + 1.00%	None
DBS
2018	Telkom Infratel, Infomedia	Rp	600	February 26, 2020	Monthly	1 month JIBOR + 0.70%	None
2016	Nutech	Rp	4	October 18, 2020	Monthly	10.50%	None
2016	Sigma[d,e]	US$	0.02	July 31, 2020	Semi-annually	3.25% (US$) 10.75% (Rp)	Trade receivables
UOB
2016	Finnet[f]	Rp	500	December 20, 2020	Monthly	1 month JIBOR + 2.00%	None
SCB
2015	GSD[g]	Rp	150	April 16, 2020	Monthly	Cost of fund + 2.50%	None
BCA
2019	Telkom Infratel	Rp	600	April 30, 2020 - May 22, 2020	Monthly	1 month JIBOR + 1.75%	Trade receivables
Bank CIMB Niaga
2013	GSD[h]	Rp	85	January 1, 2020	Monthly	10.90% - 11.50%	Trade receivables and property and equipment

               * In original currency

               ** Refer to Note 5 and Note 9 for details of trade receivables and property and equipment pledged as collaterals.

aBased on the latest amendment on April 23, 2019.

bBased on the latest amendment on March 28, 2018 and July 6, 2018.

cBased on the latest amendment on July 16, 2018.

dBased on the latest amendment on December 5, 2018.

e Facility in U.S. Dollar. Withdrawal can be executed in U.S. Dollar and Rupiah.

f     Based on the latest amendment on June 5, 2018.

g  Based on the latest amendment on January 18, 2019.

h     Unsettled loan will be automatically extended.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

15. SHORT-TERM BANK LOANS AND CURRENT MATURITIES OF LONG-TERM BORROWINGS (continued)

a.	Short-term bank loans (continued)

As stated in the agreements, the Group is required to comply with all covenants or restrictions such as limitation that the Company must have a majority shareholding of at least 51% of the subsidiaries in the agreement and maintaining financial ratios. As of December 31, 2019, the Group has complied with all covenants or restrictions, except for certain loans. As of December 31, 2019, the Group obtained waiver from lenders to not demand the loan payment as consequence of the breach of covenants, except for Telkom Infratel, the waiver from BCA was received on January 27, 2020.

On February 26, 2018, the Company, Telkom Infratel, and Infomedia entered credit agreements with DBS amounting to Rp600 billion. As of December 31, 2019, the unused facilities was amounting to Rp125 billion.

On March 27, 2019, the Company, TII, Infomedia, and Metra entered credit agreements with MUFG Bank amounting to Rp600 billion. As of December 31, 2019, the unused facilities was amounting to Rp180 billion.

On April 8, 2019, the Company, Metra, MD Media, and Metranet entered credit agreements with HSBC amounting to Rp1,000 billion. As of December 31, 2019, the unused facilities was amounting to Rp582 billion.

On June 24, 2019, the Company, Infomedia, MD Media, and Telkom Infratel entered credit agreements with MUFG Bank amounting to Rp1,560 billion. As of December 31, 2019, the unused facilities was amounting to Rp400 billion.

On August 30, 2019, the Company, Sigma, and Melon entered credit agreements with HSBC amounting to Rp500 billion. As of December 31, 2019, the unused facilities was amounting to Rp216 billion.

On October 29, 2019, the Company and GSD entered credit agreements with MUFG Bank amounting to Rp900 billion. As of December 31, 2019, the unused facilities was amounting to Rp814 billion.

On November 21, 2019, the Company, Dayamitra, and GSD entered credit agreements with Bank Mandiri amounting to Rp2,400 billion. As of December 31, 2019, all facilities had been used.

The credit facilities were obtained by the Group for working capital purposes.

b.	Current maturities of long-term borrowings

	Notes	2019	2018
Two-step loans	16a	194	198
Bonds and notes	16b	2,491	525
Bank loans	16c	5,434	4,472
Other borrowings	16d	627	294
Obligation under finance lease	9c	764	807
Total		9,510	6,296

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

16.   LONG-TERM LOANS AND OTHER BORROWINGS

	Notes	2019	2018
Two-step loans	16a	542	751
Bonds and notes	16b	7,467	9,956
Bank loans	16c	21,171	18,753
Other borrowings	16d	3,113	1,950
Obligation under finance leases	9c	1,576	2,338
Total		33,869	33,748

Scheduled principal payments as of December 31, 2019 are as follows:

	Year
	Notes	Total	2021	2022	2023	2024	Thereafter
Two-step loans	16a	542	178	141	125	98	-
Bonds and notes	16b	7,467	477	2,198	-	-	4,792
Bank loans	16c	21,171	7,148	3,464	5,852	2,312	2,395
Other borrowings	16d	3,113	852	853	862	460	86
Obligation under
finance leases	9c	1,576	675	550	233	77	41
Total		33,869	9,330	7,206	7,072	2,947	7,314

a.	Two-step loans

Two-step loans are unsecured loans obtained by the Government from overseas banks which are then re-loaned to the Company. Loans obtained up to July 1994 are payable in Rupiah based on the exchange rate at the date of drawdown. Loans obtained after July 1994 are payable in their original currencies and any resulting foreign exchange gain or loss is borne by the Company.

		2019		2018
		Outstanding		Outstanding
		Foreign currency	Rupiah	Foreign currency	Rupiah
Lenders	Currency	(in millions)	equivalent	(in millions)	equivalent
Overseas banks	Yen	3,839	491	4,607	602
	US$	9	120	13	188
	Rp	-	125	-	159
Total			736		949
Current maturities (Note 15b)			(194)		(198)
Long-term portion			542		751

Lenders	Currency	Principal payment schedule	Interest payment period	Interest rate per annum
Overseas banks	Yen	Semi-annually	Semi-annually	2.95%
	US$	Semi-annually	Semi-annually	3.85%
	Rp	Semi-annually	Semi-annually	8.38%

The loans were intended for the development of telecommunications infrastructure and supporting telecommunications equipment. These loans will be settled semi-annually and due on various dates until 2024.

The Company had used all facilities under the two-step loans program since 2008 and the withdrawal period for the two-step loans has ended.

Under the loan covenants, the Company is required to maintain financial ratios as follows:

i.Projected net revenue to projected debt service ratio should exceed 1.2:1 for the two-step loans originating from Asian Development Bank (“ADB”).

ii.Internal financing (earnings before depreciation and finance costs) should exceed 20% compared to annual average capital expenditures for loans originating from the ADB.

As of December 31, 2019, the Company has complied with the above-mentioned ratios.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

16.   LONG-TERM LOANS AND OTHER BORROWINGS (continued)

b.	Bonds and notes

		2019		2018
		Outstanding		Outstanding
		Foreign currency	Rupiah	Foreign currency	Rupiah
Bonds and notes	Currency	(in millions)	equivalent	(in millions)	equivalent
Bonds
2010
Series B	Rp	-	1,995	-	1,995
2015
Series A	Rp	-	2,200	-	2,200
Series B	Rp	-	2,100	-	2,100
Series C	Rp	-	1,200	-	1,200
Series D	Rp	-	1,500	-	1,500
Medium Term Notes ("MTN")
MTN I Telkom 2018
Series A	Rp	-	-	-	262
Series B	Rp	-	200	-	200
Series C	Rp	-	296	-	296
MTN Syariah Ijarah I Telkom 2018
Series A	Rp	-	-	-	264
Series B	Rp	-	296	-	296
Series C	Rp	-	182	-	182
Total			9,969		10,495
Unamortized debt issuance costs			(11)		(14)
Total			9,958		10,481
Current maturities (Note 15b)			(2,491)		(525)
Long-term portion			7,467		9,956

i.	Bonds

2010

Bonds	Principal	Issuer	Listed on	Issuance date	Maturity date	Interest payment period	Interest rate per annum
Series B	1,995	The Company	IDX	June 25, 2010	July 6, 2020	Quartely	10.20%

The bonds are not secured by specific security but by all of the Company’s assets, movable or non-movable, either existing or in the future (Note 9b.x). The underwriters of the bonds are PT Bahana Securities (“Bahana”), PT Danareksa Sekuritas, and PT Mandiri Sekuritas and the trustee is Bank CIMB Niaga. Based on the General Meeting of Bondholders on September 26, 2018, the trustee was replaced by BTN.

The Company received the proceeds from the issuance of bonds on July 6, 2010.

The funds received from the public offering of bonds net of issuance costs, were used to finance capital expenditures which consisted of wave broadband (bandwidth, softswitching, datacom, information technology, and others), infrastructure (backbone, metro network, regional metro junction, internet protocol, and satellite system) and to optimize legacy and supporting facilities (fixed wireline and wireless).

As of December 31, 2019, the rating of the bonds issued by PT Pemeringkat Efek Indonesia (“Pefindo”) is idAAA (Triple A).

Based on the Indenture Trusts Agreement, the Company is required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

(a)	Debt to equity ratio should not exceed 2:1.
(b)	EBITDA to interest ratio should not be less than 5:1.
(c)	Debt service coverage is at least 125%.

As of December 31, 2019, the Company has complied with the above-mentioned ratios.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

16.   LONG-TERM LOANS AND OTHER BORROWINGS (continued)

b.  Bonds and notes (continued)

i.	Bonds (continued)

2015

Bonds	Principal	Issuer	Listed on	Issuance date	Maturity date	Interest payment period	Interest rate per annum
Series A	2,200	The Company	IDX	June 23, 2015	June 23, 2022	Quarterly	9.93%
Series B	2,100	The Company	IDX	June 23, 2015	June 23, 2025	Quarterly	10.25%
Series C	1,200	The Company	IDX	June 23, 2015	June 23, 2030	Quarterly	10.60%
Series D	1,500	The Company	IDX	June 23, 2015	June 23, 2045	Quarterly	11.00%
Total	7,000

The bonds are not secured by specific security but by all of the Company’s assets, movable or non-movable, either existing or in the future (Note 9b.x). The underwriters of the bonds are Bahana, PT Danareksa Sekuritas, PT Mandiri Sekuritas, and PT Trimegah Sekuritas Indonesia, Tbk. and the trustee is Bank Permata.

The Company received the proceeds from the issuance of bonds on June 23, 2015.

The funds received from the public offering of bonds net of issuance costs, were used to finance capital expenditures which consisted of wave broadband, backbone, metro network, regional metro junction, information technology application and support, and acquisition of some domestic and international entities.

As of December 31, 2019, the rating of the bonds issued by Pefindo is idAAA (Triple A).

Based on the Indenture Trusts Agreement, the Company is required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

(a)	Debt to equity ratio should not exceed 2:1.
(b)	EBITDA to interest ratio should not be less than 4:1.
(c)	Debt service coverage is at least 125%.

As of December 31, 2019, the Company has complied with the above-mentioned ratios.

ii.	MTN

MTN I Telkom Year 2018

					Interest
			Issuance	Maturity	payment	Interest rate
Notes	Currency	Principal	date	date	period	per annum	Security
Series A	Rp	262	September 4, 2018	September 14, 2019	Quarterly	7.25%	All assets
Series B	Rp	200	September 4, 2018	September 4, 2020	Quarterly	8.00%	All assets
Series C	Rp	296	September 4, 2018	September 4, 2021	Quarterly	8.35%	All assets
		758

Based on Agreement of Issuance and Appointment of Monitoring Agents of Medium Term Notes (“MTN”) I Telkom Year 2018 dated August 31, 2018 as covered by notarial deed No. 24 of Fathiah Helmi, S.H., the Company issued MTN with the principal amount up to Rp758 billion in series.

Bahana, PT BNI Sekuritas, PT CGS-CIMB Sekuritas Indonesia, PT Danareksa Sekuritas, and PT Mandiri Sekuritas act as the Arranger, BTN as the Monitoring Agent and  PT Kustodian Sentral Efek Indonesia (“KSEI”) as the Payment Agent and the Custodian. The MTN are traded in private placement programs. The funds obtained from MTN are used for access network and backbone development.

As of December 31, 2019, the rating of the MTN issued by Pefindo is idAAA (Triple A).

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

16.   LONG-TERM LOANS AND OTHER BORROWINGS (continued)

b.  Bonds and notes (continued)

i.	MTN (continued)

MTN I Telkom Year 2018 (continued)

Under to the agreement, the Company is required to comply with all covenants or restrictions including maintaining financial ratios as follows:

(a)	Debt to equity ratio should not exceed 2:1.
(b)	EBITDA to interest ratio should not be less than 4:1.
(c)	Debt service coverage is at least 125%.

As of December 31, 2019, the Company has complied with the above-mentioned ratios.

MTN Syariah Ijarah I Telkom Year 2018

						Annual
			Issuance	Maturity	Return	return
Notes	Currency	Principal	date	date	period	payment	Security
Series A	Rp	264	September 4, 2018	September 14, 2019	Quarterly	19	The Right to benefit of ijarah objects
Series B	Rp	296	September 4, 2018	September 4, 2020	Quarterly	24	The Right to benefit of ijarah objects
Series C	Rp	182	September 4, 2018	September 4, 2021	Quarterly	15	The Right to benefit of ijarah objects
		742				58

Based on Agreement of Issuance and Appointment of Monitoring Agents of MTN Syariah Ijarah Telkom Year 2018 dated August 31, 2018 as covered by notarial deed No. 26 of Fathiah Helmi, S.H., the Company issued MTN Syariah Ijarah with the principal amount up to Rp742 billion in series.

Bahana, PT BNI Sekuritas, PT CGS-CIMB Sekuritas Indonesia, PT Danareksa Sekuritas, and PT Mandiri Sekuritas act as the Arranger, BTN as the Monitoring Agent and KSEI as the Payment Agent and the Custodian. The MTN Syariah Ijarah are traded in private placement programs. The funds obtained from MTN Syariah Ijarah are used for investment projects. The object of MTN Syariah Ijarah transaction is telecommunication network which is located in the special region of Yogyakarta, its network telecommunication involves cable network, information technology equipments, and other production tools of telecommunication services.

As of December 31, 2019, the rating of the MTN Syariah Ijarah issued by Pefindo is idAAA sy (Triple A Syariah).

Under to the agreement, the Company is required to comply with all covenants or restrictions including maintaining financial ratios as follows:

(a)	Debt to equity ratio should not exceed 2:1.
(b)	EBITDA to interest ratio should not be less than 4:1.
(c)	Debt service coverage is at least 125%.

As of December 31, 2019, the Company has complied with the above-mentioned ratios.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

16.   LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.	Bank loans

		2019		2018
		Outstanding		Outstanding
		Foreign		Foreign
		currency	Rupiah	currency	Rupiah
Lenders	Currency	(in millions)	equivalent	(in millions)	equivalent
Related parties
Bank Mandiri	Rp	-	7,611	-	4,546
BNI	Rp	-	5,898	-	6,826
BRI	Rp	-	1,758	-	1,248
BNI Syariah	Rp	-	52	-	-
Sub-total			15,319		12,620
Third parties
MUFG Bank	Rp	-	2,981	-	3,011
	US$	8	108	10	144
Syndication of banks	Rp	-	1,250	-	1,750
	US$	37	514	37	532
BCA	Rp	-	1,665	-	740
DBS	Rp	-	770	-	379
UOB Singapore	US$	40	556	49	710
PT Bank BTPN ("BTPN") (previously
Sumitomo)	Rp	-	537	-	661
Citibank	Rp	-	500	-	1,000
HSBC	Rp	-	500	-	-
Bank of China	Rp	-	500	-	-
ANZ	Rp	-	440	-	440
Bank CIMB Niaga	Rp	-	439	-	462
UOB	Rp	-	357	-	428
PT Bank ICBC Indonesia ("ICBC")	Rp	-	159	-	204
Exim Bank of Malaysia Berhad	MYR	8	28	23	81
Japan Bank for International
Cooperation ("JBIC")	US$	-	-	3	45
Others	Rp	-	9	-	33
	MYR	11	38	13	46
Sub-total			11,351		10,666
Total			26,670		23,286
Unamortized debt issuance cost			(65)		(61)
			26,605		23,225
Current maturities (Note 15b)			(5,434)		(4,472)
Long-term portion			21,171		18,753

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

16.   LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.	Bank loans (continued)

Other significant information relating to bank loans as of December  31, 2019  is as follows:

	Borrower	Currency	Total facility (in billions)*	Current period payment (in billions)*	Principal payment schedule	Interest payment period	Interest rate per annum	Security**
BNI
2018 - 2019	GSD, The Company	Rp	2,342	31	2018 - 2026	Monthly, Quarterly	8.75%, 9.00%	Trade receivables and all assets
2013 - 2018	The Company, GSD, TLT, Sigma, Dayamitra, Telkom Infratel	Rp	8,112	3,779	2016 - 2033	Monthly, Quarterly	1 month JIBOR + 2.20% - 2.50%; 3 months JIBOR + 1.85% - 2.25%	Trade receivables, Inventory, and Property and equipment
Bank Mandiri
2017 - 2018	The Company, Telkomsel[a,b], Balebat	Rp	9,455	3,449	2018 - 2025	Monthly, Quarterly	8.50% - 9.00%	Trade receivables, Inventory, and Property and equipment
2017 - 2019	GSD, Dayamitra, Telkomsel	Rp	3,763	255	2019 - 2026	Quarterly	3 months JIBOR + 0.60% - 1.85%	None
BRI
2019	The Company	Rp	2,000	48	2021 - 2026	Quarterly	9.00%	All assets
2017 - 2019	The Company, Dayamitra, GSD	Rp	1,253	195	2019 - 2025	Quarterly	3 months JIBOR + 1,85% - 2,00%	Property and equipment
MUFG Bank
2015 - 2018	GSD, Metra, Infomedia, Dayamitra	Rp	3,950	1,980	2016 - 2025	Quarterly	3 months JIBOR + 1.43% - 2.15%	Property and equipment and lease agreement
2018	TII	US$	0.01	0.002	2019 - 2022	Quarterly	3 months LIBOR + 1.25%	None
Syndication of
Banks
2015	The Company, GSD	Rp	3,000	500	2016 - 2022	Quarterly	3 months JIBOR + 2.00%	All Assets
2018	TII	US$	0.09	-	2019 - 2024	Semi-annually	6 months LIBOR + 1.25%	None
Citibank
2018	The Company	Rp	1,000	500	2019 - 2020	Quarterly	8.50%	None
BCA
2016 - 2018	PST	Rp	805	102	2017 - 2024	Quarterly	10.00%-10.50%	Property and equipment
2017 - 2019	Metra, Dayamitra, Telkom Infratel	Rp	1,470	117	2018 - 2026	Quarterly	3 months JIBOR + 1.50% - 1.85%	Property and equipment
UOB Singapore
2016	TII	US$	0.06	0.009	2019 - 2024	Monthly	1 month JIBOR + 1.25%	None

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

16.LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.	Bank loans (continued)

Other significant information relating to bank loans as of December 31, 2019  is as follows (continued):

	Borrower	Currency	Total facility (in billions)*	Current period payment (in billions)*	Principal payment schedule	Interest payment period	Interest rate per annum	Security**
BTPN
2015 - 2019	GSD, Metra, Infomedia, Dayamitra, TII	Rp	1.309	214	2016 - 2023	Quarterly	3 months JIBOR + 1.44% - 2.15%	None
Bank CIMB
Niaga
2011	GSD	Rp	41	7	2012 - 2021	Monthly	9.75%	Property and equipment and lease agreement
2017-2019	GSD, Metra	Rp	695	108	2018 - 2024	Quarterly	3 months JIBOR + 1.50%	None
ANZ
2015 - 2017	GSD, PINS	Rp	500	-	2020	Quarterly	3 months JIBOR + 2.00%	None
UOB
2016	Dayamitra	Rp	500	71	2018 - 2024	Quarterly	3 months JIBOR + 2.20%	Property and equipment
DBS
2016	Nutech	Rp	6	1	2017 - 2021	Monthly	11.00%,	Trade receivables and Property and equipment
2017-2019	PINS, Dayamitra, Telkomsat	Rp	1,030	108	2018 - 2026	Quarterly	3 months JIBOR + 1.50%-1.85%	None
ICBC
2017	GSD	Rp	272	45	2017 - 2023	Quarterly	3 months JIBOR + 2.36%	Trade receivables and Property and equipment
Exim Bank of
Malaysia
Berhad
2016	TII	MYR	0.06	0,015	2017 - 2020	Monthly	ECOF + 1.89%	None
HSBC
2019	Telkomsel[a]	Rp	1.000	500	2019 - 2021	Monthly	1 month JIBOR + 0.60%	None
Bank of China
2019	Telkomsel[a]	Rp	1.000	500	2019 - 2021	Monthly	1 month JIBOR + 0.60%	None

*  In original currency

               ** Refer to Note 5, note 6 and Note 9 for details of trade receivables, inventories, and property and equipment pledged as collaterals.

aTelkomsel has no collateral for its bank loans, or other credit facilities. The terms of the various agreements with Telkomsel’s lenders and financiers require compliance with a number of covenants and negative covenants as well as financial and other covenants, which include, among other things, certain restrictions on the amount of dividends and other profit distributions which could adversely affect Telkomsel’s capacity to comply with its obligation under the facility. The terms of the relevant agreements also contain default and cross default clauses. As of December 31, 2019 Telkomsel has complied with the above covenants.

b    Based on the latest amendment on December 11, 2018.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

16.  LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.	Bank loans (continued)

As stated in the agreements, the Group is required to comply with all covenants or restrictions such as dividend distribution, obtaining new loans, and maintaining financial ratios. As of December 31, 2019, the Group has complied with all covenants or restrictions, except for certain loans. As of December 31, 2019, the Group obtained waiver from lenders for the non-fulfillment financial ratios except for the current ratios in Telkom Infratel. Waiver for Telkom Infratel received on January 27, 2020, as a result, as of December 31, 2019, bank loans from BCA  amounting to Rp50 billion are reclassified as current liabilities.

On March 13, 2015, the Company, GSD, Metra, and Infomedia entered into several credit facilities agreements with BTPN,  MUFG Bank, ANZ, and syndication of banks (BCA and BNI) with total facilities amounting to Rp750 billion, Rp750 billion, Rp500 billion, and Rp3,000 billion, respectively. Based on amendment on August 2, 2016, Dayamitra and Telkom Akses are included as borrowers into BTPN and MUFG Bank credit facilities agreement and excluded GSD from those agreement. Based on the latest amendment on March 13, 2017, PINS is included as one of borrower into ANZ’s credit facility agreement. In 2017, PINS drawn down the facility amounted to Rp200 billion. As of December 31, 2019 the unused facilities for BTPN,  MUFG Bank, and ANZ amounted to Rp82.5 billion, Rp82.5 billion, and Rp60 billion, respectively.

On March, 24, 2017, the Company, Dayamitra, Sigma, GSD, and TII entered several credit agreements with BRI, BNI, and Bank Mandiri with total facilities amounting to Rp1,000 billion, Rp2,005 billion and Rp1,500 billion, respectively. As of December 31, 2019, the unused facility for BNI and Bank Mandiri amounted to Rp68 billion and Rp5 billion, respectively.

On March 30, 2017, The Company, GSD, Metra, Dayamitra, PINS, and Telkomsat entered into several credit agreements with MUFG Bank,  BTPN, DBS, Bank CIMB Niaga, and BCA with total facilities amounting to Rp400 billion, Rp400 billion, Rp850 billion, Rp495 billion, and Rp850 billion, respectively. Based on amendment on June 29, 2017, Telkom Infratel is included as one of borrower into BCA’s credit facility agreement to replace PINS. As of December 31, 2019, the unused facilities for MUFG Bank,  BTPN, DBS, Bank CIMB Niaga, and BCA amounted to Rp79 billion, Rp79 billion, Rp420 billion, Rp20 billion, and Rp564 billion, respectively.

On March, 27, 2018, the Company and Dayamitra entered into several credit agreements with BRI, Bank Mandiri and MUFG Bank with total facilities amounting to Rp200 billion, Rp775 billion, and Rp800 billion, respectively. As of December 31, 2019, all facilities has been used.

On January 15, 2019, the Company, Infomedia, TII, Telkom Infratel, Telkomsat, and Sigma entered into several agreements with BTPN with total facilities amounting to Rp628 billion. As of December 31, 2019, the unused facility for BTPN amounting to Rp538 billion.

On June 19, 2019, the Company and Dayamitra entered into a credit agreement with BNI with total facilities amounting to Rp2,160 billion and Rp840 billion, respectively. As of December 31, 2019, the unused facility for BNI amounting to Rp2,800 billion.

On July 8, 2019, The Company, PINS, and GSD entered into a credit agreement with Bank CIMB Niaga with total facilities amounting to Rp500 billion, Rp300 billion, and Rp200 billion, respectively. As of December 31, 2019, the unused facilities for Bank CIMB Niaga amounting to Rp908 billion.

On November 21, 2019, The Company, Dayamitra, and GSD entered into a credit agreement with Bank Mandiri with total facilities amounting to Rp1,400 billion, Rp1,113 billion, and Rp200 billion, respectively. As of December 31, 2019, the unused facilities for Bank Mandiri amounting to Rp2,069 billion.

These credit facilities were obtained by the Group for working capital purposes.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

16.LONG-TERM LOANS AND OTHER BORROWINGS (continued)

d.	Other borrowings

		Outstanding
Lenders	Currency	2019	2018
PT Sarana Multi Infrastruktur	Rp	3,748	2,250
Unamortized debt issuance cost		(8)	(6)
Total		3,740	2,244
Current maturities (Note 15b)
Long-term portion		(627)	(294)
		3,113	1,950

i.	Dayamitra

	Borrower	Currency	Total facility (in billions)	Current period payment (in billions)	Principal payment schedule	Interest rate per annum	Security
PT Sarana Multi
Infrastruktur
October 12, 2016	Dayamitra	Rp	700	100	Semi-annually (2018-2024)	3 months JIBOR + 1.85%	Property and equipment (Note 9)
March 29, 2017	Dayamitra	Rp	600	86	Semi-annually (2018-2024)	3 months JIBOR + 1.85%	Property and equipment (Note 9)

Under the agreement, Dayamitra is required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

(a)	Debt to equity ratio should not exceed 5:1.
(b)	Net debt to EBITDA ratio should not exceed 4:1.
(c)	Minimal debt service coverage at least 100%.

As of December 31, 2019, Dayamitra has complied with the above-mentioned ratios.

i.	The Company

	Borrower	Currency	Total facility (in billions)	Current period payment (in billions)	Principal payment schedule	Interest rate per annum	Security
PT Sarana Multi
Infrastruktur
November 14, 2018	The Company	Rp	1,000	110	Semi-annually (2019-2023)	8.35%	None
March 29, 2019	The Company	Rp	2,273	-	Semi-annually (2020-2024)	8.49%	None

Under the agreement, The Company is required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

(a)	Debt to equity ratio should not exceed 2:1.
(b)	EBITDA to interest ratio should not be less than 4:1.
(c)	Minimal debt service coverage at least 125%.

 As of December 31, 2019, The Company has complied with the above-mentioned ratios.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

16.LONG-TERM LOANS AND OTHER BORROWINGS (continued)

d.	Other borrowings (continued)

i.	Telkomsat

	Borrower	Currency	Total facility (in billions)	Current period payment (in billions)	Principal payment schedule	Interest rate per annum	Security
PT Sarana Multi Infrastruktur
March 29, 2019	Telkomsat	Rp	164	-	Semi-	8.49%	None
					annually
					(2020-2024)

Under the agreement, Telkomsat is required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

(a)	Debt to equity ratio should not exceed 2:1.
(b)	EBITDA to interest ratio should not be less than 4:1.
(c)	Minimal debt service coverage at least 125%.

As of December 31, 2019, Telkomsat has complied with the above-mentioned ratios.

On March 29, 2019, The Company, Telkomsat, and Telkom Infratel  entered into a credit agreement with PT Sarana Multi Infrastruktur amounting to Rp2,273 billion, Rp164 billion, and Rp563 billion, respectively. As of December 31, 2019, the unused facility for PT Sarana Multi Infrastruktur amounting to Rp1,206 billion, included Telkom Infratel amounting to Rp563 billion.

17.NON-CONTROLLING INTERESTS

The details of non-controlling interests are as follows:

	2019	2018
Non-controlling interests in net assets of subsidiaries:
Telkomsel	17,221	17,899
GSD	230	212
Metra	130	171
TII	108	111
Total	17,689	18,393

	2019	2018
Non-controlling interests in net income (loss)
of subsidiaries:
Telkomsel	9,029	8,937
Metra	(53)	11
TII	(5)	7
GSD	(42)	(8)
Total	8,929	8,947

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

17.NON-CONTROLLING INTERESTS (continued)

Material partly-owned subsidiary

As of December 31, 2019 and 2018, the non-controlling interest holds 35% ownership interest in Telkomsel which is considered material to the company (Note 1d).

The summarized financial information of Telkomsel below is provided based on amounts before elimination of inter-company balances and transactions.

Summarized statement of financial position

	2019	2018
Current assets	18,657	16,836
Non-current assets	64,073	65,814
Current liabilities	(20,892)	(20,737)
Non-current liabilities	(12,629)	(10,767)
Total equity	49,209	51,146
Attributable to:
Equity holders of parent company	31,988	33,247
Non-controlling interest	17,221	17,899

Summarized statements of profit or loss and other comprehensive income

	2019	2018
Revenues	91,088	89,246
Operating expenses	(56,097)	(55,286)
Other income (expense) - net	(389)	124
Profit before income tax	34,602	34,084
Income tax expense - net	(8,803)	(8,548)
Profit for the year from continuing operations	25,799	25,536
Other comprehensive income (loss) - net	(424)	356
Net comprehensive income for the year	25,375	25,892

Attributable to non-controlling interest	9,029	8,937
Dividend paid to non-controlling interest	8,490	10,105

Summarized statements of cash flows

	2019	2018
Operating activities	41,515	36,848
Investing activities	(13,448)	(16,095)
Financing activities	(25,943)	(24,867)
Net increase (decrease) in cash and cash equivalents	2,124	(4,114)

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

CF

18.CAPITAL STOCK

	2019
Description	Number of shares	Percentage of ownership	Total paid-in capital
Series A Dwiwarna share
Government	1	0	0
Series B shares
Government	51,602,353,559	52.09	2,580
The Bank of New York Mellon Corporation*	4,601,837,380	4.65	230
Directors (Note 1b):
Ririek Adriansyah	1,156,955	0	0
Harry Mozarta Zen	474,692	0	0
Faizal Rochmad Djoemadi	126,800	0	0
Bogi Witjaksono	55,000	0	0
Edi Witjara	32,500	0	0
Siti Choiriana	540	0	0
Public (individually less than 5%)	42,856,179,173	43.26	2,143
Total	99,062,216,600	100.00	4,953

	2018
Description	Number of shares	Percentage of ownership	Total paid-in capital
Series A Dwiwarna share
Government	1	0	0
Series B shares
Government	51,602,353,559	52.09	2,580
The Bank of New York Mellon Corporation*	4,944,921,880	4.99	247
Commissioners (Note 1b):
Hendri Saparini	654,505	0	0
Rinaldi Firmansyah	454,113	0	0
Directors (Note 1b):
Alex Janangkih Sinaga	1,683,359	-	0
Dian Rachmawan	1,575,562	0	0
Abdus Somad Arief	1,515,022	0	0
Herdy Rosadi Harman	1,514,720	0	0
Harry Mozarta Zen	689,492	0	0
David Bangun	1,000	0	0
Siti Choiriana	540	0	0
Public (individually less than 5%)	42,506,852,847	42.92	2,126
Total	99,062,216,600	100.00	4,953

* The Bank of New York Mellon Corporation serves as the Depositary of the registered ADS holders for the Company’s ADSs.

The Company issued only 1 Series A Dwiwarna share which is held by the Government and can not be transferred to any party, and has a veto in the General Meeting of Stockholders of the Company with respect to election and removal of the Boards of Commissioners and Directors, issuance of new shares, and amendments of the Company’s Articles of Association.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

19.   ADDITIONAL PAID-IN CAPITAL

	2019	2018
Proceeds from sale of 933,333,000 shares in excess of
par value through IPO in 1995	1,446	1,446
Excess of value over cost of selling 211,290,500 shares
under the treasury stock plan phase I	544	544
Excess of value over cost of selling 215,000,000 shares
under the treasury stock plan phase II	576	576
Excess of value over cost of treasury stock transferred to
employee stock ownership program	228	228
Excess of value over cost of selling 22,363,000 shares
under the treasury stock plan phase III	36	36
Excess of value over cost of selling 864,000,000 shares
under the treasury stock plan phase IV	1,996	1,996
Capitalization into 746,666,640 Series B shares in 1999	(373)	(373)
Reduction additional paid in capital as a result of
cancellation treasury stock	(2,454)	(2,454)
Differences from acquisitionof non-controlling interest	(22)	(22)
Difference in value arising from restructuring transactions
between entities under common control	734	478
Net	2,711	2,455

In 2019, there are restructuring transactions between entities under common controls relates to changes in ownership of Telkomsel in Finarya and the Company in Jalin amounting to Rp17 billion and Rp239 billion, respectively.

20.  OTHER EQUITY

	2019	2018
Translation adjustment	568	673
Effect of change in equity of associated companies	386	386
Unrealized holding gain on available-for-sale securities	54	48
Difference due to acquisition of non controlling interests in
subsidiaries	(637)	(637)
Other equity components	37	37
Total	408	507

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

21.  REVENUES

	2019	2018
Telephone revenues
Cellular	25,090	30,431
Fixed lines	2,888	3,195
Total telephone revenues	27,978	33,626
Interconnection revenues	6,286	5,463
Data, internet, and information technology service
revenues
Cellular internet and data	55,675	45,154
Internet, data communication, and information
technology services	9,027	10,386
Short Messaging Services (“SMS”)	7,063	9,185
Others	1,023	827
Total data, internet and information technology
service revenues	72,788	65,552
Network revenues	1,848	1,707
Indihome revenues	18,325	14,310
Other revenues
CPE and terminal	1,732	1,450
Telecommunication tower leases	1,239	909
Sales of peripherals	1,109	1,851
Call center service	800	1,052
E-payment	566	449
E-health	523	563
Others	2,373	3,852
Total other revenues	8,342	10,126
Total revenues	135,567	130,784

The detail of net revenues received by the Group from agency relationships for years ended as December 31, 2019 and 2018 are as follows:

	2019	2018
Gross revenues	57,983	46,672
Compensation to value added service providers	(2,308)	(1,518)
Net revenues	55,675	45,154

Refer to Note 30 for details of related parties transactions.

Presentation of revenue account in the consolidated financial statement for the year 2018 have been adjusted in accordance with the presented accounts in the consolidated financial statement for the year  2019. Summary of adjusted revenue accounts for the year 2018 are as follows:

	Before adjustment	Adjustment	After adjustment

Telephone revenues
Fixed lines	5,888	(2,693)	3,195
Data, internet, and information technology
service revenues
Internet, data communication, and information
technology services	19,454	(9,068)	10,386
Pay TV	2,508	(2,508)	-
Others	852	(25)	827
Network revenues	1,723	(16)	1,707
Indihome revenues	-	14,310	14,310

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

22.PERSONNEL EXPENSES

The breakdown of personnel expenses is as follows:

	2019	2018
Salaries and related benefits	7,945	8,077
Vacation pay, incentives, and other benefits	3,538	3,292
Pension benefit cost (Note 28)	840	1,120
LSA expense (Note 29)	290	161
Net periodic post-employment health care
benefit cost (Note 28)	167	335
Obligation under the Labor Law (Note 28)	136	113
Other post-employment benefit cost (Note 28)	33	32
Others	63	48
Total	13,012	13,178

Refer to Note 30 for details of related parties transactions.

23.OPERATION, MAINTENANCE AND TELECOMMUNICATION SERVICE EXPENSES

The breakdown of operation, maintenance and telecommunication service expenses is as follows:

	2019	2018
Operation and maintenance	24,410	25,214
Radio frequency usage charges (Note 33c.i)	5,736	5,473
Leased lines and CPE	4,793	5,125
Concession fees and USO charges	2,370	2,297
Cost of sales of handset (Note 6)	1,109	1,860
Electricity, gas, and water	1,102	1,051
Tower leases	641	480
Cost of SIM cards and vouchers (Note 6)	618	765
Vehicles rental and supporting facilities	466	413
Insurance	246	193
Others	735	920
Total	42,226	43,791

Refer to Note 30 for details of related parties transactions.

24. GENERAL AND ADMINISTRATIVE EXPENSES

The breakdown of general and administrative expenses is as follows:

	2019	2018
Provision for impairment of receivables (Note 5d)	2,283	1,724
General expenses	1,653	1,792
Professional fees	793	823
Training, education, and recruitment	461	463
Travelling	410	415
Meeting	276	233
Social contribution	200	181
Collection expenses	176	157
Others	444	349
Total	6,696	6,137

Refer to Note 30 for details of related parties transactions.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

25.TAXATION

a.Prepaid taxes

	2019	2018
The Company:
Income tax
Article 22 - Withholding tax on goods delivery
and import	6	-
Article 23 - Withholding tax on services delivery	90	63
VAT	678	1,048
Subsidiaries:
Corporate income tax	-	14
Income tax
Article 4 (2) - Final tax	13	-
Article 23 - Withholding tax on services delivery	2	1
VAT	2,458	2,765
Total prepaid taxes	3,247	3,891
Current portion	(2,569)	(2,749)
Non-current portion (Note 10)	678	1,142

a.	Claim for tax refund

	2019	2018
The Company:
Corporate income tax	406	494
VAT	2,046	1,119
Subsidiaries:
Corporate income tax	992	406
Income tax article 23 - Withholding tax on services delivery	44	-
VAT	1,170	1,027
Total claims for tax refund	4,658	3,046
Current portion	(992)	(596)
Non-current portion (Note 10)	3,666	2,450

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

25.TAXATION (continued)

c.	Taxes payable

	2019	2018
The Company:
Income taxes
Article 4 (2) - Final tax	43	18
Article 21 - Individual income tax	101	47
Article 22 - Withholding tax on goods delivery
and import	7	3
Article 23 - Withholding tax on services delivery	38	36
Article 25 - Installment of corporate income tax	6	1
Article 26 - Withholding tax on non-resident
income	9	3
Article 29 - Corporate income tax	1,059	-
VAT - Tax collector	487	334
	1,750	442
Subsidiaries:
Income taxes
Article 4 (2) - Final tax	153	75
Article 21 - Individual income tax	108	113
Article 22 - Withholding tax on goods delivery
and import	3	5
Article 23 - Withholding tax on services delivery	80	110
Article 25 - Installment of corporate income tax	7	14
Article 26 - Withholding tax on non-resident
income	5	7
Article 29 - Corporate income tax	473	389
VAT	852	25
	1,681	738
Total taxes payable	3,431	1,180

d. The components of consolidated income tax expense (benefit) are as follows:

	2019	2018
Current
The Company	1,272	236
Subsidiaries	9,347	9,196
	10,619	9,432
Deferred
The Company	(82)	(103)
Subsidiaries	(221)	97
	(303)	(6)
Net income tax expense	10,316	9,426

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

25.TAXATION (continued)

d. The components of consolidated income tax expense (benefit) are as follows (continued):

The reconciliation between the profit before income tax and the estimated taxable income of the Company for the years ended December 31, 2019 and 2018 are as follows:

	2019	2018
Profit before income tax consolidation	37,908	36,405
Add back consolidation eliminations	23,555	25,933
Consolidated profit before income tax and eliminations	61,463	62,338
Less: profit before income tax of the subsidiaries	(41,390)	(43,322)
Profit before income tax attributable to the Company
before deduction of income subject to final tax	20,073	19,016
Less: income subject to final tax	(515)	(425)
Profit before income tax attributable to the Company
after deduction of income subject to final tax	19,558	18,591
Temporary differences:
Provision for impairment of receivables	641	193
Provision for employee benefits	74	(381)
Land rights, intangible assets, and other	48	52
Deferred installation fee	2	92
Net periodic pension and other post-employment
benefits costs	(348)	133
Difference between book value of accounting
and tax property equipment	(309)	(180)
Accrued expenses and provision for inventory
obsolescence	(20)	146
Finance leases	(7)	(10)
Net temporary differences	81	45
Permanent differences:
Employee benefits	225	215
Donations	212	123
Net periodic post-retirement health care benefit costs	167	335
Expense related to income subject to final tax	133	123
Equity in net income of associates and subsidiaries	(13,911)	(17,852)
Other income from tax assessment result	(483)	(56)
Others	25	(138)
Net permanent differences	(13,632)	(17,250)
Compensation of fiscal loss	-	(986)
Taxable income of the Company	6,007	400
Current corporate income tax expense	1,201	80
Final income tax expense	70	57
Current income tax expense on tax assessment	1	99
Total current income tax expense of the Company	1,272	236
Current income tax expense of the subsidiaries	9,347	9,196
Total current income tax expense	10,619	9,432

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

25.TAXATION (continued)

d.	The components of consolidated income tax expense (benefit) are as follows (continued):

The reconciliation between the income tax expense calculated by applying the applicable tax rate of 20% to the profit before income tax less income subject to final tax, and the net income tax expense as shown in the consolidated statements of profit or loss and other comprehensive income is as follows:

	2019	2018
Profit before income tax consolidation	37,908	36,405
Less: consolidated income subject to final tax - net	(1,138)	(1,277)
	36,770	35,128

Income tax expense calculated at the Company’s
applicable statutory tax rate of 20%	7,354	7,026
Difference in applicable statutory tax rate for
subsidiaries	1,557	1,753
Non-deductible expenses	764	398
Final income tax expense	73	60
Unrecognized deferred tax	323	(2)
Others	245	191
Net income tax expense	10,316	9,426

Tax Law No. 36/2008 with implementing rules under Government Regulation No.56/2015 stipulates a reduction of 5% from the top rate applicable to qualifying listed companies, for those whose stocks are traded in the IDX which meet the prescribed criteria that the public owns 40% or more of the total fully paid and traded shares, and such shares are owned by at least 300 parties, with each party owning less than 5% of the total paid-up shares. These requirements must be met by a company for a period of 183 days in one fiscal year. The Company has met all of the required criteria; therefore, for the purpose of calculating current income tax expense and liabilities for the financial reporting the years ended December 31, 2019 and 2018, the Company has reduced the applicable tax rate by 5%.

The Company applied the tax rate of 20% for the years ended December 31, 2019 and 2018. The subsidiaries applied the tax rate of 25% for the years ended December 31, 2019 and 2018.

The  Company  will  submit  the  above  taxable income and current income tax expense computation  in  its Annual Tax Return for fiscal year 2019 that will be reported to the  tax  office  based  on  prevailing  regulations.  The  amount  of  corporate  income  tax  for  the  year ended  December  31,  2018,  is  different  with  what  was  reported  in  the  annual  tax  return  due  to adjustment of fiscal correction from tax assessment for fiscal year 2017.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

25.TAXATION (continued)

e.Tax assessments

(i)The Company

VAT fiscal year 2007

On November 15, 2013, the Company received Tax Underpayment Assessment Letters (“SKPKBs”) for the underpayment of VAT for the fiscal period January to September and
November 2007 amounting to Rp142 billion.

On January 20, 2014, the Company filed its objection to the Tax Authorities, and in December 2014, Tax Authorities issued a decision which rejected the objections.  The Company accepted the assessment on the underpayment of VAT amounting to Rp22 billion (including penalty of Rp10 billion). The accepted portion was charged to the 2014 consolidated statements of profit or loss and other comprehensive income. The portion of VAT international incoming call interconnection amounting to Rp120 billion (including penalty of Rp39 billion) is recognized as claim for tax refund.

On March 12, 2015, the Company has filed an appeal to the Tax Court on the rejection of its objection to the assessment of VAT international incoming call interconnection.

On August 1 and 2, 2017, the Tax Court issued a verdict regarding to VAT international incoming call interconnection appeal process. The verdict stated that the international incoming call interconnection transaction is the taxable services and categorized as export service that subject to 0% VAT and granted all the Company’s appeal. In September 2017, the Company received tax refund amounting to Rp116 billion and for remaining balance amounting to Rp5 billion has been compensated to Tax Collection Letter (”STP”) for withholding tax article 21 and SKPKBs of VAT on tax collected and self-assessed offshore VAT for fiscal year 2012. On October 26 and November 23, 2017, the Company received a notification from Tax Court that Tax Authorities filed a request for judicial review. On November 23 and December 21, 2017, to response the judicial review from Tax Authorities, the Company filed the contra memorandum for judicial review to Supreme Court (“SC”) regarding to VAT international incoming call interconnection.

In September and November 2018, the Company received the verdicts from the SC, which were decided in April and October 2018, as the result of the tax audit for fiscal period June to August and November 2007. Based on the verdict, the SC rejected the Tax Authorities’ judicial review and strengthen the Tax Court’s verdict.

In January, February and March 2019, the Company received the SC’s verdicts, which were decided in October and December 2018, as the result of the tax audit for fiscal period January to April and September 2007. On September 19, 2019, the Company received the verdict  from the SC, which was decided on May, 8, 2019, as the result of the tax audit for fiscal period May 2007. Based on the verdict, the SC rejected the Tax Authorities’ judicial review and strengthen the Tax Court’s verdict. Accordingly, the Company has received all the SC’s verdicts as the result of the assessment regarding to VAT international incoming call interconnection for fiscal period January to September and November 2007 that strengthen the Company’s tax treatment regarding to the VAT for international incoming call interconnection transactions.

Income tax and VAT fiscal year 2011

On October 21, 2014, the Company received SKPKBs from the Tax Authorities as the result of the tax audit for fiscal year 2011. Based on SKPKBs, the Company received VAT underpayment assessment for the fiscal period January to December 2011 amounting to Rp182.5 billion (including penalty of Rp60 billion) and corporate income tax underpayment amounting to Rp2.8 billion (including penalty of Rp929 million). The accepted portion of SKPKBs amounting to Rp4.7 billion (including penalty of Rp2 billion) was charged to the 2014 consolidated statements of profit or loss and other comprehensive income. The portion of VAT international incoming call interconnection amounting to Rp177.9 billion (including penalty of Rp58 billion) is recognized as claim for tax refund.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

25.TAXATION (continued)

e.Tax assessments (continued)

(i)The Company (continued)

VAT fiscal year 2011

On January 7, 2015, the Company filed an objection and on October 20, 2015, Tax Authorities issued a rejection regarding this objection.

On January 20, 2016, the Company filed an appeal on the Tax Court on the rejection of its objection to the assessment of VAT international incoming call interconnection.

On April 4 and 5, 2017, the Tax Court issued a verdict which were decided on March 20, 2017, regarding to VAT international incoming call interconnection appeal process. The verdict stated that the international incoming call interconnection transaction is the taxable services and categorized as export service that subject to 0% VAT and granted the Company’s appeal for the fiscal period January and September to December 2011 amounting to Rp73.9 billion. Tax Court rejected the Company’s appeal for the fiscal period February to August 2011 amounting to Rp104 billion, since the Company did not meet the administrative requirement. Regarding this rejection, on June 19 and 21, 2017, the Company filed judicial review. In May 2017, the Company received tax refund for the fiscal period January and September to December 2011 amounting to Rp73,9 billion which compensated with STP 2013 and 2014 amounting to Rp59.9 billion and Rp14 billion, respectively.

On October 15, 2018, the Company received a notification from Tax Court that Tax Authorities filed the judicial review for the fiscal period January and September to December 2011. On November 13, 2018, to response the judicial review from Tax Authorities, the Company filed contra memorandum for judicial review to SC for the fiscal period January and September to December 2011. In April and November 2018, the Company received a notification from Tax Court that Tax Authorities filed a contra memorandum for judicial review for the fiscal period February to August 2011.

In May to September, and November, 2019, the Company has received the SC’s verdicts, which were decided in March, April, May, July, August, and September 2019, wherein the SC has granted the Company’s judicial review for fiscal period February, March, and May to August 2011 and rejected the Tax Authorities judicial review for the fiscal period January and September to December 2011. On August 21, 2019, the Company received tax refund for fiscal period March, May, and June 2011 amounting to Rp44 billion. Regarding the verdict for the fiscal period April 2011, which was decided in April 2019, the SC granted the Company’s appeal request and the verdict has been uploaded through the SC’s website. Accordingly, as of the date of approval and authorization for the issuance of these consolidated financial statements, the appeal process for fiscal period January to December 2011 has obtained the legal force from the SC.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

25.TAXATION (continued)

e.Tax assessments (continued)

(i)The Company (continued)

Income tax and VAT fiscal year 2012

On May 3, 2016, the Tax Authorities issued Field Tax Audit Notification Letter for fiscal period January to December 2012. On November 3, 2016, Tax Authorities issued SKPKBs for fiscal year 2012, wherein the Company was liable for underpayment of corporate income tax amounting to Rp991.6 billion (including penalty of Rp321.6 billion), VAT underpayment amounting to Rp467 billion (including penalty of Rp153.5 billion), self-assessed offshore VAT underpayment amounting to Rp1.2 billion (including penalty of Rp392 million), VAT on tax collected underpayment amounting to Rp57 billion (including penalty of Rp18.5 billion). The Company also received STP for VAT amounting to Rp37.5 billion, withholding tax article 21 underpayment amounting to Rp16.2 billion (including penalty of Rp5.3 billion), final withholding tax article 21 underpayment amounting to Rp1.2 billion (including penalty of Rp407 million), withholding tax article 23 underpayment amounting to Rp63.5 billion (including penalty of Rp20.6 billion), withholding tax article 4 (2) underpayment amounting to Rp25 billion (including penalty of Rp8.1 billion), and withholding tax article 26 underpayment amounting to Rp197.6 billion (including penalty of Rp64 billion). The Company has agreed to the recalculation of input tax credit on international incoming call interconnection services amounting to Rp35.2 billion, corporate income tax amounting to Rp613.3 million, and withholding tax article 26 amounting to Rp311.5 million that have been charged in the 2016 consolidated statements of profit or loss and other comprehensive income. On November 16, 2016, the Company filed an objection regarding to the remaining assessments.

On March 1, 2017  and May 9, 2017, the Company received the decision letter from Tax Authorities for the underpayment of self-assessed offshore VAT amounting to Rp1.8 million (including penalty of Rp0.6 million) and the underpayment of VAT on tax collected amounting to Rp4.4 billion (including penalty of Rp1.4 billion). Based on the decision letter, the Company decided to accept the decision from Tax Authorities. On October 19, 2017, the Tax Authorities issued decision letter on Company’s objections, wherein the Tax Authorities has decreased the Company’s underpayment for corporate income tax and increased of the Company’s underpayment for withholding tax article 21, final withholding tax article 21, withholding tax article 23, withholding tax article 4 (2), and withholding tax article 26. Based on decision letter, the Company was liable for underpayment of withholding tax article 21 amounting to Rp20.7 billion (including penalty of Rp6.7 billion), underpayment of final withholding tax article 21 amounting to Rp23.8 billion (including penalty of Rp7.7 billion), underpayment of withholding tax article 23 amounting to Rp115.7 billion (including penalty of Rp37.5 billion), underpayment of withholding tax article 4 (2) amounting to Rp25 billion (including penalty of Rp8.1 billion), underpayment of withholding tax article 26 amounting to Rp197.6 billion (including penalty of Rp64.1 billion), and underpayment of corporate income tax amounting to Rp496.4 billion (including penalty of Rp161 billion). On October 30 and 31, 2017, the Tax Authorities issued decision letter on Company’s objection, wherein the Tax Authorities has decreased and increased the Company’s underpayment of VAT for the fiscal period January to December 2012 amounting to Rp429.3 billion (including penalty of Rp141.2 billion).

On January, 17 and 26, 2018, the Company filed an appeal on the rejection of its objection. In September 2018, the Tax Authorities issued the revision of decision letter on Company’s objection, wherein the Tax Authorities has decreased the Company’s underpayment of VAT for fiscal period March, April, September, and December 2012 amounting to Rp9.9 billion (including penalty of Rp3.2 billion). Therefore, as of December 31, 2018, the underpayment of VAT fiscal period January to December 2012 amounting to Rp419.4 billion (including penalty of Rp138 billion).

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

25.  TAXATION (continued)

e.Tax assessments (continued)

(i)The Company (continued)

Income tax and VAT fiscal year 2012 (continued)

On December 16, 2019, the Company received the Tax Court’s verdict regarding tax dispute for all taxes for fiscal year 2012. The Tax Court granted the several Company’s request regarding withholding tax. Therefore, the amount should be paid by the Company for withholding tax article 21 amounting to Rp52.4 milion (including penalty of Rp17 million), withholding tax article 23 amounting to Rp1.4 billion (including penalty of Rp 0.4 billion), withholding tax article 26 amounting to Rp802.6 million (including penalty of Rp260.3 million), and withholding tax article 4 (2) amounting to Rp1.3 million (including penalty of Rp0.4 million). Regarding appeal request for final withholding tax article 21, the Tax Court granted all the Company’s appeal. Furthermore, the Tax Court granted the several Company’s appeal regarding corporate income tax and VAT. Therefore, the amount should be paid by the Company for corporate income tax amounting to Rp29.6 billion (including penalty of Rp9.6 billion) and VAT amounting to Rp51.1 billion (including penalty of Rp17.5 billion). As of the date of approval and authorization for the issuance of these consolidated financial statements, the Company has received all copies of the verdicts and agreed to paid the underpayment for withholding tax article 21, withholding tax article 22, withholding tax article 26, withholding tax article 4 (2), and VAT.

VAT fiscal period November and December 2014

On September 11, 2017 and January 9, 2018, the Tax Authorities issued Field Tax Audit Notification Letter for fiscal period December and November 2014 regarding claim for tax refund overpayment of VAT correction for fiscal period November and December 2014 amounting to Rp129 billion and Rp86.7 billion, respectively. On July 25 and September 7, 2018, the Company received SKPLBs for fiscal period December and November 2014 amounting to Rp122.5 billion and Rp84.4 billion, respectively. On August 24, 2018, the Company received tax refund amounting to Rp122.5 billion for December 2014 period. In October 2018, the Company received tax refund amounting to Rp80.8 billion and for the remaining balance amounting to Rp3.6 billion for fiscal period November 2014 has been compensated to SKPKBs for self-assessed offshore VAT for fiscal period March, April, and June 2015, STP for VAT for fiscal period November 2014, and other tax assessment letters. As of the date of approval and authorization for the issuance of these consolidated financial statements, the Company did not received tax assessment letter for fiscal period January to October 2014.

Income tax and VAT fiscal year 2015

On August 23, 2016, the Tax Authorities issued Field Tax Audit Notification Letter for fiscal period January to December 2015.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

25.  TAXATION (continued)

e.Tax assessments (continued)

(i)The Company (continued)

Income tax and VAT fiscal year 2015 (continued)

On April 25, 2017, the Tax Authorities issued Tax Overpayment Assessment Letter (“SKPLB”) for overpayment of corporate income tax amounting to Rp147 billion, and SKPKBs for underpayment of VAT amounting to Rp13 billion (including penalty of Rp4.1 billion), underpayment of VAT on tax collected amounting to Rp6 billion (including penalty of Rp1.5 billion), underpayment of self-assessed offshore VAT amounting to Rp55.3 billion (including penalty of Rp16.8 billion). The Company also received STP for VAT amounting to Rp34 billion, VAT on tax collected amounting to Rp7 billion, and self-assessed offshore VAT amounting to Rp8 billion. The Company accepted tax audit decision amounting to Rp17 billion for corporate income tax, to transfer deductible temporary differences related to provision for incentives to fixed wireless (Flexi) subscribers’ migration amounting to Rp42 billion from Annual Tax Return of corporate income tax fiscal year 2015 to Annual Tax Return of corporate income tax fiscal year 2016. The Company also accepted underpayment of VAT, underpayment of VAT on tax collected, and STP for VAT on tax collected amounting to Rp26 billion. The accepted portion was charged to the 2017 consolidated statements of profit or loss and other comprehensive income. On July 24, 2017, the Company filed Objection Letter to the Tax Authorities for corporate income tax amounting to Rp210.5 billion and self-assessed offshore VAT amounting to Rp55 billion.

On May 3 and 22, 2018, the Tax Authorities issued decision letter on Company’s objections for SKPLB of self-assessed offshore VAT amounting to Rp54.6 billion, wherein Tax Authorities has decreased the Company’s underpayment and granted all the Company’s objection. The Company has agreed with the Tax Authorities’s decision regarding SKPLB of self-assessed offshore VAT amounting to Rp793 million and has been charged in the 2018 consolidated statements of profit or loss and other comprehensive income. On July 18, 2018, the Tax Authorities issued Decision Letter on Company’s objections for SKPLB of corporate income tax, wherein the Tax Authorities has granted the several Company’s objection and additional amount of overpayment which should be received amounting to Rp76 billion. On October 10, 2018, the Company filed an appeal. As of the date of approval and authorization for the issuance of these consolidated financial statements, the appeal is still in process.

Income tax and VAT fiscal year 2016

On August 25, 2017, the Tax Authorities issued Field Tax Audit Notification Letter for fiscal periods January to December 2016.

On June 7, 2018, Tax Authorities issued SKPLB of corporate income tax amounting to Rp15.3 billion, SKPKB of withholding tax article 26 amounting to Rp556.7 million (including penalty of Rp180.5 million), and SKPLB of VAT amounting to Rp922.7 billion. The Company accepted the assessment on the overpayment of corporate income tax amounting to Rp15.3 billion and for the remaining balance amounting to Rp99.1 billion was charged as current income tax expense on tax assesment, underpayment of withholding tax article 26 amounting to Rp557 million, and correction of VAT In amounting to Rp10.5 billion, STP for VAT on tax collected amounting to Rp7.1 billion, VAT on free gifts amounting to Rp7.3 billion, VAT on transfer asset amounting to Rp1.2 billion, and STP for VAT amounting to Rp1.7 billion. The accepted portion was charged to the 2018 consolidated statements of profit or loss and other comprehensive income. In July 2018, the Company received tax refund amounting to Rp882.7 billion and for the remaining balance amounting to Rp39.9 billion has been compensated to STP for VAT amounting to Rp31.9 billion, VAT on tax collected amounting to Rp7.1 billion, withholding tax article 23 amounting to Rp556 million, and withholding tax article 21 amounting to Rp300 million. On August 31, 2018, the Company filed an objection to the Tax Authorities for VAT international incoming call interconnection services amounting to Rp151.7 billion and STP for VAT amounting to Rp30.3 billion.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

25.  TAXATION (continued)

e.Tax assessments (continued)

(i)	The Company (continued)

Income tax and VAT fiscal year 2016 (continued)

On March 11 and May 27, 2019, the Tax Authorities issued decision letter on Company’s objections, wherein the Tax Authorities granted all objections from the Company and increased the amount of overpayment for the fiscal period January to December 2016. In April and July 2019, the Company received tax refund amounting to Rp151.7 billion and amounting to Rp1.9 million has been compensated to withholding tax article 21 for several fiscal periods.

Income tax and VAT fiscal year 2017

On November 6, 2018, the Tax Authorities issued Field Tax Audit Notification Letter for fiscal period January to December 2017.

On November 13 and 14, 2019, the Tax Authorities issued SKPLB of corporate income tax amounting to Rp294.4 billion from overpayment amounting to Rp294.5 billion, SKPLB of VAT amounting to Rp746.9 billion from overpayment amounting to Rp748.3 billion, and SKPKB of withholding tax article 21 amounting to Rp1.8 billion (including penalty of Rp0.5 billion). The Company accepted the tax corrections amounting to Rp1.5 billion which consists of corporate income tax amounting to Rp0.1 billion and input VAT which cannot be credited amounting to Rp1.4 billion. Furthermore, the Company received STP and SKPKB regarding VAT on tax collected amounting to Rp1.2 billion and Rp957 million (including penalty of Rp0.3 billion), respectively. On November 14, 2019, the Tax Authorities issued Notice of Nil Tax Assessment (“SKPN”) regarding self-assessed offshore VAT, withholding tax article 21 final, withholding tax article 22, withholding tax article 26, withholding tax article 4 (2). The accepted portion has been charged in the consolidated statements of profit or loss and other comprehensive income. As of the date of approval and authorization for the issuance of these consolidated financial statements, the Company has received corporate income tax refund amounting to Rp292.3 billion and amounting to Rp2.1 billion has been compensated to SKPKB and STP of VAT on tax collected.

Income tax fiscal year 2018

In December 2019, the Company reported overpayment and claim for tax refund on Annual Corporate Income Tax Return for fiscal year 2018 amounting to Rp102.7 billion. As of the date of approval and authorization for the issuance of these consolidated financial statements, the Company has not yet receive Field Tax Audit Notification Letter from Tax Authorities, as a follow up of the claim of tax refund.

(ii)	Telkomsel

Income tax and VAT fiscal year 2006

In December 2013, the Tax Court accepted Telkomsel’s appeal on the 2006 VAT and withholding taxes totaling Rp116 billion.

In February 2014, Telkomsel received the refund.

On July 3, 2015, in response to Telkomsel’s letter claiming for interest income related to favorable 2006 VAT and withholding tax verdicts, the Tax Authorities informed Telkomsel that the claim cannot be granted since the Tax Authorities filed a request for judicial review to the SC.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

25.TAXATION (continued)

e.Tax assessments (continued)

(ii)	Telkomsel (continued)

Income tax and VAT fiscal year 2006 (continued)

On August 19, 2016, Telkomsel received a notification from the Tax Court that the Tax Authorities filed a request for judicial review to SC for the fiscal year 2006 VAT amounting to Rp108 billion. Telkomsel filed a contra memorandum for judicial review to the SC on September 14, 2016.

In April 2017, Tax Authorities has granted Telkomsel’s claim for interest income which subsequently compensate with the corporate income tax installment for the period of April 2017.

In July 2018, Telkomsel received the official verdict from the SC which stated that the SC has rejected the Tax Authorities request for judicial review.

Income tax and VAT fiscal year 2010

In May and June 2012, Telkomsel received the refund of the penalty on the underpayment of income tax article 25 for fiscal year 2010 amounting to Rp15.7 billion based on the Tax Court’s verdict. On July 17, 2012, the Tax Authorities filed a judicial review to the SC on the Tax Court’s Verdict. On September 14, 2012, Telkomsel filed a contra memorandum for judicial review to the SC. On May 24, 2012, Telkomsel filed an objection to the Tax Authorities for the 2010 underpayment of VAT amounting to Rp290.6 billion (including penalty of Rp67 billion) and recorded it as a claim for tax refund.

On May 2, 2016, Telkomsel received a notification from the Tax Court that the Tax Authorities filed a judicial review for 2010 underpayment of VAT amounting to Rp290.6 billion. On May 27, 2016, Telkomsel filed a contra memory to the SC. In July 2016, conservatively, Telkomsel recognized the tax penalty amounting to Rp15.7 billion as expense based on its previous experience on a similar income tax case.

On May 9, 2017, Telkomsel received the official verdict from the SC which rejected Telkomsel’s request, therein Telkomsel paid the underpayment on July 10, 2017. On July 19, 2017, Telkomsel filed the second judicial review to contest against the SC’s verdict.

On August 8, 2018, the SC accepted Telkomsel’s judicial review.

On February 18, 2019, Telkomsel received ”Surat Pelaksanaan Putusan Peninjauan Kembali”  (”SP2PK”) from the Tax Authorities regarding the VAT for fiscal year 2010 amounting to Rp290.6 billion. On March 25, 2019, Telkomsel received the refund from the Tax Authorities regarding the VAT for fiscal year 2010 amounting to Rp290.6 billion.

Income tax and VAT fiscal year 2011

On February 15, 2016, Telkomsel filed an appeal to the Tax Authorities for the 2011 underpayment of corporate income tax amounting to Rp250 billion (including penalty of Rp81.1 billion). Subsequently, on March 17, 2016, Telkomsel also filed an appeal to the Tax Court for the underpayment of VAT amounting to Rp1.2 billion (including penalty of Rp392 million).

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

25.TAXATION (continued)

e.Tax assessments (continued)

(ii)	Telkomsel (continued)

Income tax and VAT fiscal year 2011 (continued)

On February 6, 2017, Telkomsel received the Tax Court’s verdict for VAT cases of Rp1.2 billion in favor of Telkomsel. Subsequently, Telkomsel received the tax refund in March and June 2017. On March 2, 2017, Telkomsel received the Tax Court’s verdict for the underpayment of corporate income tax which partially accepted Telkomel’s appeal amounting to Rp247.6 billion and recorded the amount as part of claim for tax refund. On August 31, 2017, Telkomsel received the tax refund. In July and October 2017, Telkomsel received notification that the Tax Authorities had filed a judicial review to the SC for corporate income tax and VAT amounting to Rp62 billion and Rp1.2 billion, respectively. Telkomsel submitted its contra memorandum for judicial review in August and November 2017.

As of December 31, 2018, Telkomsel has received partial official verdicts from the SC which rejected the Tax Authorities’s judicial review for VAT case amounting to Rp1.1 billion.

On October 17, 2019, Telkomsel filed a letter to Tax Court requesting the remaining official verdicts regarding VAT which have been announced by SC in favor of Telkomsel. In October 2019, Telkomsel has received the official verdicts from the SC which rejected the Tax Authorities’ judicial review for corporate income tax amounting to Rp62 billion.

Income tax and VAT fiscal year 2014

On May 31, 2019, Telkomsel received the SKPKB and STP for the fiscal year 2014 amounting to Rp150.6 billion (including penalty of Rp54.6 billion). Telkomsel accepted and paid the portion of Rp16.5 billion on June 27, 2019 and recorded it as other expense. On August 20, 2019, Telkomsel has paid amounting to Rp99.1 billion and recorded it as claim for tax refund. Subsequently, on August 23, 2019, Telkomsel filed an objection to the Tax Authorities amounting to Rp134.1 billion. As of the date of approval and authorization for the issuance of these consolidated financial statements, the objection is still in process.

Income tax and VAT fiscal year 2015

On August 1, 2019, Telkomsel received the SKPKB and STP for fiscal year 2015 amounting to Rp384.8 billion (including penalty of Rp128.6 billion). On August 28, 2019, Telkomsel has paid the whole amount. For the amount of Rp34.6 billion was charged to the statement of profit or loss and other comprehensive income and for the remaining portion amounting to Rp350.2 billion was recorded as claim for tax refund. On September 24, 2019, Telkomsel filed an objection to the Tax Authorities amounting to Rp350.2 billion. As of the date of approval and authorization for the issuance of these consolidated financial statements, the objection is still in process.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

25.TAXATION (continued)

f.Deferred tax assets and liabilities

The details of the Group's deferred tax assets and liabilities are as follows:

			Credited to
		(Charged)	other	Charged to
	December 31,	credited to profit	comprehensive	equity and	December 31,
	2018	or loss	income	reclassification	2019
The Company
Deferred tax assets:
Net periodic pension and other
post-employment benefit costs	663	(70)	244	-	837
Provision for impairment of receivables	632	128	-	-	760
Difference between accounting and tax
bases of property and equipment	420	7	-	-	427
Provision for employee benefits	215	15	-	-	230
Deferred installation fee	92	0	-	-	92
Accrued expenses and provision for
inventory obsolescence	79	(4)	-	-	75
Land rights, intangible assets and others	9	10	-	-	19
Total deferred tax assets	2,110	86	244	-	2,440
Deferred tax liabilities:
Valuation of long-term investment	(11)	-	-	-	(11)
Finance leases	(1)	(4)	-	-	(5)
Total deferred tax liabilities	(12)	(4)	-	-	(16)
Deferred tax assets of the Company - net	2,098	82	244	-	2,424
Deferred tax assets of the other
subsidiaries - net	406	152	10	(94)	474
Total deferred tax assets - net	2,504	234	254	(94)	2,898
Telkomsel
Deferred tax assets:
Provision for employee benefits	641	83	141	-	865
Provision for impairment of receivables	270	(11)	-	-	259
Total deferred tax assets	911	72	141	-	1,124
Deferred tax liabilities:
Finance leases	(896)	(203)	-	-	(1,099)
Difference between accounting and tax
bases of property and equipment	(616)	68	-	(9)	(557)
License amortization	(118)	(33)	-	-	(151)
Total deferred tax liabilities	(1,630)	(168)	-	(9)	(1,807)
Deferred tax liabilities of Telkomsel - net	(719)	(96)	141	(9)	(683)
Deferred tax liabilities of the other					-
subsidiaries - net	(533)	165	16	(195)	(547)
Total deferred tax liabilities - net	(1,252)	69	157	(204)	(1,230)

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

25.TAXATION (continued)

f.Deferred tax assets and liabilities (continued)

The details of the Group's deferred tax assets and liabilities are as follows (continued):

			Charged to
		(Charged)	other	Charged to
	December 31,	credited to profit	comprehensive	equity and	December 31,
	2017	or loss	income	reclassification	2018
The Company
Deferred tax assets:
Net periodic pension and other
post-employment benefit costs	1,102	27	(466)	-	663
Provision for impairment of receivables	594	38	-	-	632
Difference between accounting and tax bases
of property and equipment	240	180	-	-	420
Provision for employee benefits	247	(32)	-	-	215
Deferred installation fee	74	18	-	-	92
Accrued expenses and provision for inventory
obsolescence	43	36	-	-	79
Land rights, intangible assets and others	(1)	10	-	-	9
Fiscal loss	172	(172)	-	-	-
Total deferred tax assets	2,471	105	(466)	-	2,110
Deferred tax liabilities:
Finance leases	1	(2)	-	-	(1)
Valuation of long-term investment	(11)	-	-	-	(11)
Total deferred tax liabilities	(10)	(2)	-	-	(12)
Deferred tax assets of the Company - net	2,461	103	(466)	-	2,098
Deferred tax assets of the other					-
subsidiaries - net	343	76	(8)	(5)	406
Total deferred tax assets - net	2,804	179	(474)	(5)	2,504
Telkomsel
Deferred tax assets:
Provision for employee benefits	677	83	(119)	-	641
Provision for impairment of receivables	184	86	-	-	270
Total deferred tax assets	861	169	(119)	-	911
Deferred tax liabilities:
Finance leases	(561)	(335)	-	-	(896)
Difference between accounting and tax bases
of property and equipment	(552)	(64)	-	-	(616)
License amortization	(225)	107	-	-	(118)
Total deferred tax liabilities	(1,338)	(292)	-	-	(1,630)
Deferred tax liabilities of Telkomsel - net	(477)	(123)	(119)	-	(719)
Deferred tax liabilities of the other
subsidiaries - net	(456)	(50)	(5)	(22)	(533)
Total deferred tax liabilities - net	(933)	(173)	(124)	(22)	(1,252)

As of December 31, 2019 and 2018, the aggregate amounts of temporary differences associated with investments in subsidiaries and associated companies, for which deferred tax liabilities have not been recognized were Rp29,731 billion and Rp31,461 billion, respectively.

Realization of the deferred tax assets is dependent upon the Group’s capability in generating future profitable operations. Although realization is not assured, the Group believes that it is probable that these deferred tax assets will be realized through reduction of future taxable income when temporary differences reverse. The amount of deferred tax assets is considered realizable, however, it can be reduced if actual future taxable income is lower than estimates.

g. Administration

From 2008 to 2019, the Company has been consecutively entitled to income tax rate reduction of 5% for meeting the requirements in accordance with the Government Regulation No. 81/2007 as amended by Government Regulation No. 77/2013 and the latest by Government Regulation No. 56/2015 in conjunction with PMK No. 238/PMK.03/2008. On the basis of  historical data, for the year ended December 31, 2019 and 2018, the Company calculates the deferred tax using the tax rate of 20%.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

25.TAXATION (continued)

g. Administration (continued)

The taxation laws of Indonesia require that the Company and its local subsidiaries submit to individual tax returns on the basis of self-assessment. Under prevailing regulations, the Directorate General of Taxes (”DGT”) may assess or amend taxes within a certain period. For fiscal years 2007 and earlier, the period is within ten years from the time the tax became due, but not later than 2013, while for fiscal years 2008 and onwards, the period is within five years from the time the tax became due.

The Ministry of Finance of the Republic of Indonesia has issued Regulation No. 85/PMK.03/2012 dated June 6, 2012 as amended by PMK No. 136 - PMK.03/2012 dated August 16, 2012 concerning the appointment of State-Owned Enterprises ("SOEs") to withhold, deposit and report VAT and Sales Tax on Luxury Goods ("PPnBM") according to the procedures outlined in the Regulation which is effective from July 1, 2012. The Ministry of Finance of the Republic of Indonesia also has issued Regulation No. 224/PMK.011/2012 dated December 26, 2012 concerning the appointment of SOEs to withhold income tax article 22 as amended by PMKNo. 34/PMK.010/2017 dated March 1, 2017. The Company has withheld, deposited, and reported the VAT, PPnBM and also income tax article 22 in accordance with the Regulations.

In May 2019, the Company was appointed as Low Risk Taxable Entrepreneur through DGT Decree No.KEP-00080/WPJ.19/KP.04/2019. In accordance with the Ministry of Finance Regulation No.  39/PMK.03/2018 dated April 12, 2018 as amended by PMK No. 117/PMK.03/2019 dated August 16, 2019, the Company was given the preliminary return on tax overpayment as referred to the taxation laws.

26.  BASIC EARNINGS PER SHARE

Basic earnings per share is computed by dividing profit for the year attributable to owners of the parent company amounting to Rp18,663 billion and Rp18,032 billion by the weighted average number of shares outstanding during the period totaling 99,062,216,600 shares for the years ended December 31, 2019  and 2018, respectively. The weighted average number of shares takes into account the weighted average effect of changes in treasury stock transaction during the year.

Basic earnings per share amounting to Rp188.40 and Rp182.03 (in full amount) for the years ended December 31, 2019 and 2018, respectively.

The Company does not have potentially dilutive financial investments for the years ended December 31, 2019 and 2018.

27.  CASH DIVIDENDS AND GENERAL RESERVE

Pursuant to the AGM of Stockholders of the Company as stated in notarial deed No. 54 dated  April 27, 2018 of Ashoya Ratam, S.H., M.Kn. the Company’s stockholders approved the distribution of cash dividend and special cash dividend for 2017 amounting to Rp13,287 billion (Rp134.13 per share) and Rp3,322 billion (Rp33.53 per share), respectively.

Pursuant to the AGM of Stockholders of the Company as stated in notarial deed No. 133 dated  May 24, 2019 of Ashoya Ratam, S.H., M.Kn., the Company’s stockholders approved the distribution of cash dividend and special cash dividend for 2018 amounting to Rp10,819 billion (Rp109.22 per share) and Rp5,410 billion (Rp54.61 per share), respectively.

Under the Limited Liability Company Law, the Company is required to establish a statutory reserve amounting to at least 20% of its issued and paid-up capital.

The balance of the appropriated retained earnings of the Company as of December  31, 2019 and 2018 amounting to Rp15,337 billion, respectively.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28.PENSION AND OTHER POST-EMPLOYMENT BENEFITS

The details of pension and other post-employment benefit liabilities are as follow:

	Notes	2019	2018
Pension benefit and other post-employment
benefit obligations
Pension benefit
The Company - funded	28a.i.a
Defined pension benefit obligation	28a.i.a.i	2,338	1,057
Additional pension benefit obligation	28a.i.a.ii	-	6
The Company - unfunded	28a.i.b	1,479	1,830
Telkomsel	28a.ii	2,209	1,541
Telkomsat		0	0
MD Media		0	0
Infomedia		0	-
Projected pension benefit obligations		6,026	4,434
Net periodic post-employment health care
benefit	28b	996	195
Other post-employment benefit	28c	366	419
Obligation under the Labor Law	28d	690	507
Total		8,078	5,555

The details of net pension benefit expense recognized in the consolidated statements of profit or loss and other comprehensive income is as follows:

	Notes	2019	2018
Pension benefit cost
The Company - funded	28a.i.a
Defined pension benefit obligation	28a.i.a.i	362	511
Additional pension benefit obligation	28a.i.a.ii	1	69
The Company - unfunded	28a.i.b	163	198
Telkomsel	28a.ii	314	342
MD Media		0	0
Infomedia		0	0
Telkomsat		0	0
Total periodic pension benefit cost	22	840	1,120
Net periodic post-employment health care
benefit cost	22,28b	167	335
Other post-employment benefit cost	22,28c	33	32
Obligation under the Labor Law	22,28d	136	113
Total		1,176	1,600

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

The amounts recognized in OCI are as follows:

	Notes	2019	2018
Defined benefit plan actuarial gain (losses)
The Company - funded	28a.i.a
Defined pension benefit obligation	28a.i.a.i	(1,116)	1,236
Additional pension benefit obligation	28a.i.a.ii	7	934
The Company - unfunded	28a.i.b	(94)	137
Telkomsel	28a.ii	(561)	514
MD Media		0	0
Infomedia		0	0
Telkomsat		0	0
Post-employment health care benefit cost	28b	(634)	2,559
Other post-employment benefit	28c	(15)	24
Obligation under the Labor Law	28d	(107)	14
Sub-total		(2,520)	5,418
Deferred tax effect at the applicable tax rates	25f	411	(598)
Defined benefit plan acturial gain (losses) -
net of tax		(2,109)	4,820

a.	Pension benefit cost

i.	The Company

a.	Funded pension plan

i.	Defined pension benefit obligation

The Company sponsors a defined benefit pension plan for employees with permanent status prior to July 1, 2002. The plan is governed by the pension laws in Indonesia and managed by Telkom Pension Fund (“Dana Pensiun Telkom” or “Dapen”). Pension Fund Management in accordance with the Pension Fund and Investment Directives Regulations determined by the Founder is carried out by the Board of Management. The Board of Mangement is monitored by the Oversight Board consisting of representatives of the Company and participants.

The pension benefits are paid based on the participating employees’ latest basic salary at retirement and the number of years of their service. The participating employees contribute 18% (before March 2003: 8.4%) of their basic salaries to the pension fund. The Company made contributions to the pension fund amounting to Rp233 billion for year period ended December 31, 2019. The Company did not make contributions to the pension fund for the year ended December 31, 2018.

Risks exposed to defined benefit programs are risks such as asset volatility and changes in bond yields. The project liabilities are calculated using a discount rate that refers to the level of government bond yields, if the return on program assets is lower, it will result in a program deficit. A decrease in the yield of government bonds will increase the program liabilities, although this will be offset in part by an increase in the value of the program bonds held. The Company ensures that the investment position is set within the framework of asset-liability matching ("ALM") that has been formed to achieve long-term results that are in line with the liabilities in the defined benefit pension plan. Within the ALM framework, the Company's objective is to adjust its pension assets and liabilities by investing in a well diversified portfolio to produce an optimal rate of return, taking into account the level of risk. Investment in the program has been well diversified, so that one investment's poor performance will not have a material impact on all asset groups.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28.    PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.	Pension benefit costs (continued)

i.	The Company (continued)

a.	Funded pension plan (continued)

i.	Defined pension benefit obligation (continued)

The following table presents the changes in projected pension benefit obligations, changes in pension benefit plan assets, funded status of the pension plan and net amount recognized in the consolidated statements of financial position as of December 31, 2019 and 2018,  under the defined benefit pension plan:

	2019	2018
Changes in projected pension benefit
obligations
Projected pension benefit obligations at
beginning of year	20,121	22,354
Charged to profit or loss:
Service costs	259	384
Interest costs	1,599	1,459
Pension plan participants’ contributions	33	38
Actuarial (gain) losses recognized in OCI	1,514	(2,691)
Pension benefits paid	(1,465)	(1,423)
Projected pension benefit obligations at
end of year	22,061	20,121

Changes in pension benefit plan assets
Fair value of pension plan assets at
beginning of year	19,064	20,814
Interest income	1,524	1,357
Return on plan assets (excluding amount
included in net interest expense)	398	(1,455)
Employer’s contributions	233	-
Pension plan participants’ contributions	32	38
Pension benefits paid	(1,465)	(1,423)
Provision of additional benefit	-	(205)
Plan administration cost	(63)	(62)
Fair value of pension plan assets at
end of year	19,723	19,064
Projected pension benefit obligations at
end of year	2,338	1,057

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.	Pension benefit costs (continued)

i.	The Company (continued)

a.	Funded pension plan (continued)

i.	Defined pension benefit obligation (continued)

As of December 31, 2019 and 2018, plan assets consist of:

	2019		2018
	Quoted in		Quoted in
	active market	Unquoted	active market	Unquoted
Cash and cash equivalents	521	-	873	-
Equity instruments:
Finance	1,735	-	1,456	-
Consumer goods	1,085	-	1,336	-
Infrastructure, utilities and
transportation	540	-	530	-
Construction, property and
real estate	210	-	199	-
Basic industry and chemical	135	-	124	-
Trading, service and
investment	395	-	420	-
Mining	159	-	112	-
Agriculture	70	-	55	-
Miscellaneous industries	292	-	362	-
Equity-based mutual fund	1,027	-	1,336	-
Fixed income instruments:
Corporate bonds	-	6,077	-	5,267
Government bonds	6,493	-	6,166	-
Mutual funds	85	-	54	-
Non-public equity:
Direct placement	-	374	-	288
Property	-	186	-	178
Others	-	339	-	308
Total	12,747	6,976	13,023	6,041

Pension plan assets include Series B shares issued by the Company with fair values totalling to Rp346 billion and Rp372 billion, representing 1.75% and 1.95% of total plan assets as of December 31, 2019  and 2018, respectively, and bonds issued by the Company with fair value totalling to Rp341 billion and Rp314 billion representing 1.73% and 1.65% of total plan assets as of December 31, 2019 and 2018, respectively.

The expected return is determined based on market expectation for returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp1,858 billion and Rp(158) billion for the years ended December 31, 2019 and 2018, respectively. Based on the Company’s policy issued on January 14, 2014 regarding Dapen’s Funding Policy, the Company will not contribute to Dapen when Dapen’s Funding Sufficiency Ratio (FSR) is above 105%. Based on Dapen’s financial statement as of December 31, 2019, Dapen’s FSR is below 105%. Therefore, the Company will contribute to the defined benefit pension plan in 2020.

Based on the Company's policy issued on June 7, 2017 regarding Pension Regulation by Dapen, the Company provided other benefits in the form of additional benefit in 2017 amounted to Rp4.5 million to monthly pension beneficiaries who retired before end of June 2002 and Rp2.25 million to monthly pension beneficiaries who retired starting from the end of June 2002 until the end of April 2017.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.	Pension benefit costs (continued)

i.	The Company (continued)

a.	Funded pension plan (continued)

i.	Defined pension benefit obligation (continued)

The movement at the projected pension benefit obligations for the years ended December 31, 2019  and 2018 are as follow:

	2019	2018
Projected pension benefit obligations
(prepaid pension benefit cost) at
beginning of year	1,057	1,540
Net periodic pension benefit cost	398	548
Provision of additional benefit	-	205
Employer Contribution	(233)	-
Actuarial (gain) losses recognized in OCI	1,514	(2,691)
Return on plan assets (excluding amount
(included in net interest expense)	(398)	1,455
Projected pension benefit obligations at
end of year	2,338	1,057

The components of net periodic pension benefit cost for the years ended
December 31, 2019  and 2018 are as follow:

	2019	2018
Service costs	259	384
Plan administration cost	63	62
Net interest cost	76	102
Net periodic pension benefit cost	398	548
Amount charged to subsidiaries under
contractual agreements	(36)	(37)
Net periodic pension benefit cost less
cost charged to subsidiaries	362	511

Amounts recognized in OCI for the years ended December 31, 2019  and 2018 are as follow:

	2019	2018
Actuarial (gain) losses recognized during
the year due to:
Experience adjustments	(677)	329
Changes in financial assumptions	1,952	(3,020)
Changes in demographic assumptions	239	-
Return on plan assets (excluding amount
included in net interest expense)	(398)	1,455
Net	1,116	(1,236)

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.	Pension benefit costs (continued)

i.	The Company (continued)

a.	Funded pension plan (continued)

i.	Defined pension benefit obligation (continued)

The actuarial valuation for the defined benefit pension plan was performed based on the measurement date as of December 31, 2019 and 2018, with reports dated April 20, 2020 and April 1, 2019, respectively, by PT Towers Watson Purbajaga (“TWP”), an independent actuary in association with Willis Towers Watson (“WTW”) (formerly Towers Watson). The principal actuarial assumptions used by the independent actuary for the years ended December 31, 2019 and 2018 are as follows:

	2019	2018
Discount rate	7.25%	8.25%
Rate of compensation increases	8.00%	8.00%
Indonesian mortality table	2011	2011

ii.	Additional pension benefit obligation

Based on the Company’s policy issued on June 7, 2017 regarding Pension Regulation by  Dapen, the Company established additional benefit fund at maximum 10% of surplus of defined benefit plan, when FSR is above 105% and return on investment is above actuarial discount rate of pension fund.

	2019	2018
Changes in projected pension benefit
obligations
Projected pension benefit obligations at
beginning of year	104	1,076
Charged to profit or loss:
Interest costs	9	69
Actuarial gain recognized in OCI	(17)	(948)
Pension benefits paid	(96)	(93)
Projected pension benefit obligations
at end of year	-	104
Changes in pension benefit plan assets
Fair value of pension plan assets at
beginning of year	98	-
Interest income from assets	8	-
Provision of additional benefit	-	205
Return of benefit plan assets	(5)	(14)
Pension benefits paid	(96)	(93)
Fair value of pension plan assets at
end of year	5	98
(Surplus) deficit in the program	(5)	6
Changes in asset ceiling excluding amount
in net interest	5	-
Projected pension benefit obligations
at end of year	-	6

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.Pension benefit costs (continued)

i.	The Company (continued)

a.	Funded pension plan (continued)

ii.	Additional pension benefit obligation (continued)

Program assets for Additional Benefits have been set aside since 2018 according to the Oversight Board’s approval. As of December 31, 2019, the program assets had been fully paid to the pension beneficiaries.

Changes in additional pension benefit obligation for the years ended December 31, 2019  and 2018 are as follow:

	2019	2018
Additional pension benefit obligation at
beginning of year	6	1,076
Net periodic pension benefit cost	1	69
Provision of additional benefit	-	(205)
Actuarial gain recognized in OCI	(12)	(948)
Return on plan asset	5	14
Projected additional pension benefit
obligation at end of year	-	6

The components of additional pension benefit cost for the years ended
December 31, 2019 and 2018 are as follows:

	2019	2018
Pension benefit costs	1	69

Amounts recognized in OCI for the years ended December 31, 2019 and 2018 are as follows  :

	2019	2018
Actuarial gain recognized during
the year due to:
Experience adjustments	(17)	(773)
Changes in financial assumptions	-	(175)
Return on plan assets (excluding amount
included in net interest expense)	5	14
Changes in asset ceiling excluding amount
in net interest	5	-
Total	(7)	(934)

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.Pension benefit costs (continued)

i.	The Company (continued)

a.	Funded pension plan (continued)

ii.	Additional pension benefit obligation (continued)

The actuarial valuation for the additional pension benefit plan was performed based on the measurement date as of December 31, 2019 and 2018, with report dated April 20, 2020 and April 1, 2019, by TWP, an independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuary for the years ended December 31, 2019 and 2018 is as follows:

	2019	2018
Rate of return on investment	9.00% - 9.50%	9.30% - 10.00%
Discount rate	7.25%	8.25%
Actuarial discount rate of pension fund	9.25% - 9.50%	9.25% - 9.50%
Rate of compensation increases	8.00%	8.00%
Indonesian mortality table	2011	2011

b.	Unfunded pension plan

The Company sponsors unfunded defined benefit pension plans and a defined contribution pension plan for its employees.

The defined contribution pension plan is provided to employees with permanent status hired on or after July 1, 2002. The plan is managed by Financial Institutions Pension Fund (Dana Pensiun Lembaga Keuangan or “DPLK”). The Company’s contribution to DPLK is determined based on a certain percentage of the participants’ salaries and amounted to Rp55 billion and Rp 13 billion, for the years ended December 31, 2019 and 2018, respectively.

Since 2007, the Company has provided pension benefit based on uniformization for both participants prior to and from April 20, 1992 effective for employees retiring beginning February 1, 2009. In 2010, the Company replaced the uniformization with Manfaat Pensiun Sekaligus (“MPS”). MPS is given to those employees reaching retirement age, upon death or upon becoming disabled starting from February 1, 2009.

The Company also provides benefits to employees during a pre-retirement period in which they are inactive for 6 months prior to their normal retirement age of 56 years, known as pre-retirement benefits (Masa Persiapan Pensiun or “MPP”). During the pre-retirement period, the employees still receive benefits provided to active employees, which include, but are not limited to, regular salary, health care, annual leave, bonus and other benefits. Since 2012, the Company has issued a new requirement for MPP effective for employees retiring since April 1, 2012, whereby the employee is required to file a request for MPP and if the employee does not file the request, such employee is required to work until the retirement date.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.Pension benefit costs (continued)

i.	The Company (continued)

b.	Unfunded pension plan (continued)

The following table presents the changes in the unfunded projected pension benefit obligations for MPS and MPP for the years ended December 31, 2019 and  2018:

	2019	2018
Unfunded projected pension benefit
obligations at beginning of year	1,830	2,384
Charged to profit or loss:
Service costs	29	54
Net Interest costs	134	144
Actuarial (gain) losses recognized in OCI	94	(137)
Benefits paid by employer	(608)	(615)
Unfunded projected pension benefit
obligations at end of period	1,479	1,830

The components of total periodic pension benefit cost for the years ended December 31, 2019 and 2018 are as follow:

	2019	2018
Service costs	29	54
Net interest costs	134	144
Total periodic pension benefit cost	163	198

Amounts recognized in OCI are as follow:

	2018	2017
Actuarial (gain) losses recognized during
the year due to:
Experience adjusments	12	27
Changes in demographic assumptions	37	(21)
Changes in financial assumptions	45	(143)
Net	94	(137)

The actuarial valuation for the defined benefit pension plan was performed, based on the measurement date as of December 31, 2019 and 2018, with reports dated April 20, 2020 and April 1, 2019, respectively, by TWP, an independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuary for the years ended December 31, 2019 and 2018 are as follow:

	2019	2018
Discount rate	6.50% - 7.25%	8.00% - 8.25%
Rate of compensation increases	6.10% - 8.00%	6.10% - 8.00%
Indonesian mortality table	2011	2011

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.Pension benefit costs (continued)

ii.	Telkomsel

Telkomsel sponsors a defined benefit pension plan to its employees. Under this plan, employees are entitled to pension benefits based on their latest basic salary or take-home pay (excluding functional allowance) and number of years of their service. PT Asuransi Jiwasraya (Persero) (“Jiwasraya”), a state-owned life insurance company, manages the plan under an annuity insurance contract. Until 2004, the employees contributed 5% of their monthly salaries to the plan and Telkomsel contributed any remaining amount required to fund the plan. Starting 2005, the entire contributions have been fully made by Telkomsel.

Telkomsel’s contributions to Jiwasraya amounted to Rp207 billion and Rp125 billion for the  years ended December 31, 2019 and 2018, respectively.

The following table presents the changes in projected pension benefit obligation, changes in pension benefit plan assets, funded status of the pension plan and net amount recognized in the consolidated statement of financial position for the years ended December 31, 2019  and 2018, under Telkomsel’s defined benefit pension plan:

	2019	2018
Changes in projected pension benefit
obligations
Projected pension benefit obligation at
beginning of year	2,734	2,928
Charged to profit or loss:
Service costs	187	213
Net interest costs	224	203
Actuarial (gain) losses recognized in OCI	614	(583)
Benefit paid	(21)	(27)
Projected pension benefit obligation at
end of year	3,738	2,734

Changes in pension benefit plan assets
Fair value of pension plan assets at
beginning of year	1,193	1,089
Interest income	97	74
Return on plan assets (excluding amount
included in net interest expense)	53	(68)
Employer’s contributions	207	125
Benefit paid	(21)	(27)
Fair value of pension plan assets at
end of year	1,529	1,193
Pension benefit obligation at
end of year	2,209	1,541

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.Pension benefit costs (continued)

ii.Telkomsel (continued)

Movements of the pension benefit obligation for the years ended December 31, 2019 and 2018:

	2019	2018
Pension benefit obligation at beginning of year	1,541	1,839
Periodic pension benefit cost	314	342
Actuarial (gain) losses recognized in OCI	614	(583)
Return on plan assets (excluding amount included in
net interest expense)	(53)	68
Employer's contributions	(207)	(125)
Pension benefit obligation at end of year	2,209	1,541

The components of the periodic pension benefit cost for the years ended December 31, 2019 and 2018 are as follow:

	2019	2018
Service costs	187	213
Net interest costs	127	129
Total	314	342

Amounts recognized in OCI for the years ended December 31, 2019 and 2018 are as follow:

	2019	2018
Actuarial (gain) losses recognized during
the year due to:
Experience adjustments	115	192
Changes in financial assumptions	499	(774)
Return on plan assets (excluding amount
included in net interest expense)	(53)	68
Net	561	(514)

The actuarial valuation for the defined benefit pension plan was performed based on the measurement date as of December 31, 2019 and 2018, with reports dated February 28, 2020 and February 14, 2019 respectively, by TWP, an independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuary as of December 31, 2019 and 2018, are as follow:

	2019	2018
Discount rate	7.50%	8.25%
Rate of compensation increases	8.00%	8.00%
Indonesian mortality table	2011	2011

b.	Post-employment health care benefit cost

The Company provides post-employment health care benefits to all of its employees hired before November 1, 1995 who have worked for the Company for 20 years or more when they retire, and to their eligible dependents. The requirement to work for 20 years does not apply to employees who retired prior to June 3, 1995. The employees hired by the Company starting from November 1, 1995 are no longer entitled to this plan. The plan is managed by Yayasan Kesehatan Telkom (“Yakes Telkom”).

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

b.	Post-employment health care benefit cost (continued)

The defined contribution post-employment health care benefit plan is provided to employees with permanent status hired on or after November 1, 1995 or employees with terms of service less than 20 years at the time of retirement.  The Company did not make contributions to Yakes for the years ended December 31, 2019 and 2018.

The following table presents the changes in projected post-employment health care benefit provision, changes in post-employment health care benefit plan assets, funded status of the post-employment health care benefit plan and net amount recognized in the Company’s consolidated statement of financial position as of December 31, 2019 and 2018:

	2019	2018
Changes in projected post-employment health care
benefit obligation
Projected post-employment health care benefit
obligation at beginning of year	12,423	15,448
Charged to profit or loss:
Interest costs	1,062	1,102
Actuarial (gain) losses recognized in OCI	905	(3,641)
Post-employment health care benefits paid	(567)	(486)
Projected post-employment health care benefit
obligation at end of year	13,823	12,423
Changes in post-employment health care benefit
plan assets
Fair value of plan assets at beginning of year	12,228	13,029
Interest income	1,045	927
Return on plan assets (excluding amount included in
net interest expense)	271	(1,082)
Post-employment health care benefits paid	(567)	(486)
Plan administration cost	(150)	(160)
Fair value of plan assets at end of year	12,827	12,228
Projected for post-employment health care benefit
obligation-net	996	195

As of December 31, 2019 and 2018, plan assets consists of:

	2019		2018
	Quoted in		Quoted in
	active market	Unquoted	active market	Unquoted
Cash and cash equivalents	563	-	1,115	-
Equity instruments:
Finance industries	954	-	799	-
Manufacturing and consumer	706	-	799	-
Infrastructure and telecommunication	317	-	332	-
Construction	181	-	190	-
Wholesale	159	-	177	-
Mining	117	-	77	-
Other Industries:
Biotechnology and pharma industry	96	-	85	-
Services	75	-	60	-
Agriculture	49	-	32	-
Others	3	-	3	-
Equity-based mutual funds	1,202	-	1,204	-
Fixed income instruments:
Fixed income mutual funds	8,071	-	7,020	-
Unlisted shares:
Private placement	-	334	-	335
Total	12,493	334	11,893	335

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

b.	Post-employment health care benefit cost (continued)

Yakes plan assets also include Series B shares issued by the Company with fair value totalling Rp222 billion and Rp249 billion, representing 1.73% and 2.03% of total plan assets as of December 31, 2019 and 2018, respectively.

The expected return is determined based on market expectation for the returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp1,166 billion and Rp(315) billion for the years ended December 31, 2019 and 2018, respectively.

The movements of the projected post-employment health care benefit obligation for the years ended December 31, 2019 and 2018 are as follow:

	2019	2018
Projected post-employment health care benefit
obligation at beginning of year	195	2,419
Net periodic post-employment health care benefit costs	167	335
Actuarial (gain) losses recognized in OCI	905	(3,641)
Return on plan assets (excluding amount included in
net interest expense)	(271)	1,082
Projected post-employment health care benefit
obligation at end of year	996	195

The components of net periodic post-employment health care benefit cost for the years ended December 31, 2019 and 2018 are as follow:

	2019	2018
Plan administration costs	150	160
Net interest costs	17	175
Post-employment health care benefit cost	167	335

Amounts recognized in OCI are as follow :

	2019	2018
Actuarial (gain) losses recognized during the period due to:
Experience adjustments	810	(1,100)
Changes in financial assumptions	1,190	(2,541)
Changes in demographic assumptions	(1,095)	-
Return on plan assets (excluding amount
included in net interest expense)	(271)	1,082
Net	634	(2,559)

The actuarial valuation for the post-employment health care benefits plan was performed based on the measurement date as of December 31, 2019 and 2018, with reports dated April 20, 2020 and April 1, 2019, respectively, by TWP, an independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuary as of December 31, 2019 and 2018 are as follow:

	2019	2018
Discount rate	8.00%	8.75%
Health care costs trend rate assumed for next year	7.00%	7.00%
Ultimate health care costs trend rate	7.00%	7.00%
Year that the rate reaches the ultimate trend rate	2019	2018
Indonesian mortality table	2011	2011

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

c.Other post-employment benefits cost

The Company provides other post-employment benefits in the form of cash paid to employees on their retirement or termination. These benefits consist of final housing allowance (Biaya Fasilitas Perumahan Terakhir or “BFPT”) and home passage leave (Biaya Perjalanan Pensiun dan Purnabhakti or “BPP”).

The movement of the unfunded projected other post-employment benefit obligations for the years ended December 31, 2019 and 2018 are as follow:

	2019	2018
Projected other post-employment
benefit obligations at beginning of year	419	510
Charged to profit or loss:
Service costs	4	6
Net interest costs	29	26
Actuarial (gain) losses recognized in OCI	15	(24)
Benefits paid by employer	(101)	(99)
Projected other post-employment benefits
obligations at end of year	366	419

The components of the projected other post-employment benefit cost for the years ended December 31, 2019 and 2018 are as follow :

	2019	2018
Current service costs	4	6
Net interest costs	29	26
Total	33	32

Amounts recognized in OCI are as follow :

	2019	2018
Actuarial (gain) losses recognized during the year due to:
Experience adjusments	(25)	40
Changes in demographic assumptions	20	(34)
Changes in financial assumptions	20	(30)
Total	15	(24)

The actuarial valuation for the other post-employment benefits plan was performed based on measurement date as of December 31, 2019 and 2018, with reports dated April 20, 2020 and April 1, 2019, respectively, by TWP, an independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuary as of December 31, 2019 and 2018, are as follow:

	2019	2018
Discount rate	6.25%	8.00%
Indonesian mortality table	2011	2011

d.	Obligation under the Labor Law

Under Law No. 13 Year 2003, the Group is required to provide minimum pension benefits, if not covered yet by the sponsored pension plans, to its employees upon retirement. Total obligation recognized as of  December 31, 2019 and 2018 amounted to Rp690 billion and Rp507 billion, respectively. The related pension employee benefits cost charged to expense amounted to Rp136 billion and Rp113 billion for the years ended December 31, 2019 and 2018, respectively (Note 22). Actuarial (gain) loss are recognized in other comprehensive income for the years ended December 31, 2019 and 2018 amounted to Rp107 billion and Rp(14) billion, respectively

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

e.	Maturity Profile of Defined Benefit Obligation (“DBO”)

The timing of benefits payments and weighted average duration of DBO for 2019 are as follow:

	Expected Benefits Payment
	The Company
	Funded
	Defined	Additional			Post-employment	Other post-
	pension benefit	pension benefit			health care	employment
Time Period	obligation	obligation	Unfunded	Telkomsel	benefits	benefits

December 31, 2019
Within next 10 years	18,392	-	1,587	3,486	6,064	418
Within 10-20 years	21,855	-	125	9,420	8,001	68
Within 20-30 years	20,154	-	52	7,150	7,501	38
Within 30-40 years	15,351	-	18	1,267	4,123	3
Within 40-50 years	4,265	-	-	-	958	-
Within 50-60 years	468	-	-	-	42	-
Within 60-70 years	32	-	-	-	0	-
Within 70-80 years	-	-	-	-	-	-

Weighted average
duration of DBO	10.16 years	10.16 years	4.69 years	10.44 years	13.34 years	3.65 years

December 31, 2018
Within next 10 years	16,370	-	948	2,498	5,620	485
Within 10-20 years	20,349	-	160	7,880	6,913	91
Within 20-30 years	16,207	20	29	6,680	6,217	39
Within 30-40 years	9,400	38	9	1,580	3,193	3
Within 40-50 years	3,383	30	-	-	661	-
Within 50-60 years	644	50	-	-	22	-
Within 60-70 years	62	101	-	-	0	-
Within 70-80 years	2	-	-	-	-	-

Weighted average
duration of DBO	9.11 years	9.11 years	3.97 years	10.58 years	17.41 years	3.13 years

f.	Sensitivity Analysis

As of December 31, 2019, 1% change in discount rate and rate of compensation would have effect on DBO ,as follow :

	Discount Rate		Rate of Compensation
	1% Increase	1% Decrease	1% Increase	1% Decrease
	Increase (decrease) in amounts		Increase (decrease) in amounts
December 31, 2019
Sensitivity
Funded:
Defined pension benefit obligation	(1,952)	2,416	257	(275)
Additional pension benefit obligation	-	-	-	-
Unfunded	(40)	33	34	(43)
Telkomsel	(686)	777	390	(366)
Post-employment health care benefits	(1,551)	1,888	2,030	(1,689)
Other post-employment benefits	(12)	13	-	-

December 31, 2018
Sensitivity
Funded:
Defined pension benefit obligation	(1,568)	1,832	275	(286)
Additional pension benefit obligation	(2)	(1)	-	-
Unfunded	(41)	38	42	(45)
Telkomsel	(497)	562	294	(276)
Post-employment health care benefits	(1,428)	1,815	1,783	(1,508)
Other post-employment benefits	(12)	13	-	-

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

d.	Sensitifity Analysis (continued)

The sensitivity analysis has been determined based on a method that extrapolates the impact on DBO as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

The sensitivity results above determine the individual impact on the Plan’s DBO at the end of the year. In reality, the Plan is subject to multiple external experience items which may move the DBO in similar or opposite directions, and the Plan’s sensitivity to such changes can vary over time.

There are no changes in the methods and assumptions used in preparing the sensitivity analysis from the previous period.

29.LSA PROVISIONS

Telkomsel and Telkomsat provide certain cash awards or certain number of days leave benefits to their employees based on the employees’ length of service requirements, including LSA and LSL. LSA are either paid at the time the employees reach certain years of employment, or at the time of termination. LSL are either certain number of days leave benefit or cash, subject to approval by management, provided to employees who meet the requisite number of years of service and reach a certain minimum age.

The obligation with respect to these awards which was determined based on an actuarial valuation using the Projected Unit Credit method, amounted to Rp1,066 billion and Rp852 billion as of and December 31, 2019 and 2018, respectively. The related benefit costs charged to expense amounted to Rp290 billion and Rp161 billion for the years ended December 31, 2019 and 2018, respectively (Note 22).

30.RELATED PARTIES TRANSACTIONS

a.	Nature of relationships and accounts/transactions with related parties

Details of the nature of relationships and accounts/transactions with significant related parties are as follows:

Related parties	Nature of relationships parties	Nature of accounts/transactions
The Government Ministry of Finance	Majority stockholder	Internet and data service revenues, other telecommunication service revenues, operation and maintenance expenses, finance income, finance costs, and investment in financial instruments
State-owned enterprises	Entity under common control	Internet and data service revenues, other telecommunication services revenues, operating expenses, and purchase of property and equipment
Indosat	Entity under common control

Interconnection revenues, leased lines revenues, satellite transponder usage revenues, interconnection expenses, telecommunication facilities usage expenses, operating and maintenance expenses, and usage of data communication network system expenses

PT Pertamina (Persero) (“Pertamina”)	Entity under common control	Internet and data service revenues, and other telecommunication service revenues
State-owned banks	Entity under common control	Finance income and finance costs
Bank Mandiri	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income, and finance costs
BNI	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income, and finance costs
BRI	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income, and finance costs
BTN	Entity under common control	Internet and data service revenues, other telecommunication service revenues, and finance income

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

30.RELATED PARTIES TRANSACTIONS (continued)

a.	Nature of relationships and accounts/transactions with related parties (continued)

Details of the nature of relationships and accounts/transactions with significant related parties are as follows (continued):

Related parties	Nature of relationships parties	Nature of accounts/transactions
PT Kereta Api Indonesia (“KAI”)	Entity under common control	Internet and data service revenues, and other telecommunication service revenues
PT Pegadaian (“Pegadaian”)	Entity under common control	Internet and data service revenues, and other telecommunication service revenues
PT Garuda Indonesia (“Garuda Indonesia”)	Entity under common control	Internet and data service revenues, and other telecommunication service revenues
PT Kimia Farma (“Kimia Farma”)	Entity under common control	Internet and data service revenues, and other telecommunication service revenues
PT Pos Indonesia (“Pos Indonesia”)	Entity under common control	Internet and data service revenues, and other telecommunication service revenues
Perum Peruri (“Peruri”)	Entity under common control	Internet and data service revenues, and other telecommunication service revenues
PT Taspen (“Taspen”)	Entity under common control	Internet and data service revenues, and other telecommunication service revenues
PT Asuransi Jasa Indonesia (“Jasindo”)	Entity under common control	Fixed assets insurance expenses
PT Perusahaan Listrik Negara (“PLN”)	Entity under common control	Electricity expenses
PT Mandiri Manajemen Investasi	Entity under common control	Available-for-sale financial assets
Bahana TCW	Entity under common control	Available-for-sale financial assets and bonds.
PT Sarana Multi Infrastruktur	Entity under common control	Finance costs
Tiphone	Associated company	Distribution of SIM cards and pulse reload voucher
Indonusa	Associated company	Pay TV expenses
Teltranet	Associated company	CPE expenses
PT Poin Multi Media Nusantara (“POIN”)	Other related entities	Purchase of handset
PT Perdana Mulia Makmur (“PMM”)	Other related entities	Purchase of handset
Yakes	Other related entities	Health expenses
Koperasi Pegawai Telkom (“Kopegtel”)	Other related entities

Purchase of property and equipment, construction and installation services, leases of buildings expenses, lease of vehicles expenses, purchases of vehicles, purchases of materials and construction service, maintenance and cleaning service expenses, and RSA revenues

Koperasi Pegawai Telkomsel (“Kisel”)	Other related entities

Internet and data service revenues, other telecommunication service revenues, leases of vehicles expenses, printing and distribution of customer bills expenses, collection fee, other services fee, distribution of SIM cards and pulse reload voucher, and purchase of property and equipment

PT Graha Informatika Nusantara (“Gratika”)	Other related entities	Network service revenues, operation and maintenance expenses, purchase of property and equipment, construction services, and distribution of SIM card and pulse reload voucher
Directors	Key management personnel	Honorarium and facilities
Commissioners	Supervisory personnel	Honorarium and facilities

The outstanding balances of trade receivables and payables at year-end are unsecured and interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. As of December 31, 2019 the Group recorded impairment of receivables from related parties of Rp184 billion. Impairment assessment is undertaken each financial year through examining the current status of existing receivables and historical collection experience.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

30.RELATED PARTIES TRANSACTIONS (continued)

b.	Significant transactions with related parties

	2019		2018
		% of total		% of total
	Amount	revenues	Amount	revenues
Revenues
Majority Stockholder
Ministry of Finance	101	0.07	258	0.20
Entities under common control
Indosat	860	0.63	1,002	0.77
BRI	619	0.46	397	0.30
BNI	578	0.43	188	0.14
Taspen	298	0.22	7	0.01
BTN	258	0.19	179	0.14
Pegadaian	229	0.17	228	0.17
Pos Indonesia	216	0.16	50	0.04
Bank Mandiri	204	0.15	173	0.13
Pertamina	196	0.14	183	0.14
Peruri	164	0.12	120	0.09
Kimia Farma	161	0.12	72	0.06
KAI	144	0.11	83	0.06
Garuda Indonesia	112	0.08	105	0.08
Others	824	0.61	762	0.57
Sub-total	4,863	3.59	3,549	2.70
Other related entities	105	0.08	73	0.06
Associated companies	75	0.06	55	0.04
Total	5,144	3.80	3,935	3.00

	2019		2018
		% of total		% of total
	Amount	expenses	Amount	expenses
Expenses
Entities under common control
PLN	2,434	2.59	2,596	2.79
Indosat	676	0.72	933	1.00
Jasindo	267	0.28	349	0.38
Others	147	0.16	189	0.20
Sub-total	3,524	3.75	4,067	4.37
Other related entitas
Kopegtel	1,049	1.12	916	0.98
Kisel	818	0.87	850	0.91
PMM	587	0.63	836	0.90
POIN	547	0.58	850	0.91
Yakes	133	0.14	128	0.14
Others	141	0.15	190	0.20
Sub-total	3,275	3.49	3,770	4.04
Associated companies
Indonusa	437	0.47	306	0.33
Teltranet	173	0.18	181	0.19
Others	79	0.08	11	0.01
Sub-total	689	0.73	498	0.53
Total	7,488	7.97	8,335	8.94

	2019		2018
		% of total		% of total
	Amount	finance income	Amount	finance income
Finance income
Entities under common control
State-owned banks	743	68.04	596	58.78
Others	10	0.92	6	0.59
Total	753	68.96	602	59.37

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

30.RELATED PARTIES TRANSACTIONS (continued)

b.	Significant transactions with related parties (continued)

	2019		2018
		% of total		% of total
	Amount	finance cost	Amount	finance cost
Finance costs
Majority stockholder
Ministry of Finance	33	0.78	41	1.17
Entities under common control
State-owned banks	1,332	31.42	1,140	32.51
Sarana Multi Infrastruktur	263	6.20	110	3.14
Total	1,628	38.40	1,291	36.82

	2019		2018
		% of total		% of total
	Amount	purchases	Amount	purchases
Purchase of property
and equipments (Note 9)
Entities under common control	69	0.19	178	0.56
Other related entities
Kopegtel	158	0.44	144	0.46
Others	115	0.32	328	1.04
	273	0.76	472	1.50
Total	342	0.95	650	2.06

	2019		2018
		% of total		% of total
	Amount	revenues	Amount	revenue
Distribution of SIM
card and voucher
Other related entities
Tiphone	5,927	4.37	4,390	3.36
Kisel	5,077	3.75	4,221	3.23
Gratika	563	0.42	474	0.36
Total	11,567	8.54	9,085	6.95

c.  Balances of accounts with related parties

	2019		2018
		% of total		% of total
	Amount	assets	Amount	assets
Cash and cash equivalents
(Note 3)	13,315	6.02	13,205	6.40
Other current financial
asset (Note 4)	71	0.03	470	0.23
Trade receivables - net
(Note 5)	1,792	0.81	2,126	1.03
Other current asset	111	0.05	159	0.08
Other non-current asset	31	0.01	44	0.02

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

30.   RELATED PARTIES TRANSACTIONS (continued)

c.	Balances of accounts with related parties (continued)

	2019		2018
		% of total		% of total
	Amount	liabilities	Amount	liabilities
Trade payables (Note 12)
Majority stockholder
Ministry of Finance	5	0.00	2	0.00
Entities under common control
State-owned enterprises	206	0.20	294	0.33
Indosat	68	0.07	122	0.14
Sub-total	274	0.27	416	0.47
Other related entities
Kopegtel	269	0.26	279	0.31
Others	271	0.26	296	0.33
Sub-total	540	0.52	575	0.64
Total	819	0.79	993	1.11

Accrued expenses
Majority stockholder
Government	6	0.01	7	0.01
Entities under common control
State-owned enterprises	88	0.09	86	0.10
State-owned banks	75	0.07	61	0.07
Sub-total	163	0.16	147	0.17
Other related entities
Kisel	188	0.18	183	0.21
Others	15	0.01	13	0.01
Total	372	0.36	350	0.40

Advances from customers
Majority stockholder
Government	19	0.02	19	0.02
Entities under common control
PLN	6	0.01	12	0.01
Total	25	0.03	31	0.03

Short-term bank loans
(Note 15)	3,655	3.52	956	1.08
Two-step loans (Note 16a)	736	0.71	949	1.07
Long-term bank loans
(Note 16c)	15,319	14.74	12,620	14.20
Other borrowings (Note 16d)	3,740	3.60	2,244	2.52

d.	Significant agreements with related parties

i.The Government

The Company obtained two-step loans from the Government (Note 16a).

ii.Indosat

The Company has an agreement with Indosat to provide international telecommunications services to the public.

The Company has also entered into an interconnection agreement between the Company’s fixed line network (Public Switched Telephone Network or “PSTN”) and Indosat’s GSM mobile cellular telecommunications network in connection with the implementation of Indosat Multimedia Mobile services and the settlement of related interconnection rights and obligations.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

30. RELATED PARTIES TRANSACTIONS (continued)

d.	Significant agreements with related parties(continued)

ii.Indosat (continued)

The Company also has an agreement with Indosat for the interconnection of Indosat's GSM mobile cellular telecommunications network with the Company's PSTN, which enable each party’s customers to make domestic calls between Indosat’s GSM mobile network and the Company’s fixed line network, as well as allowing Indosat’s mobile customers to access the Company’s IDD service by dialing “007”.

The Company has been handling customer billings and collections for Indosat. Indosat is gradually taking over the activities and performing its own direct billing and collection. The Company has received compensation from Indosat computed at 1% of the collections made by the Company starting from January 1, 1995, as well as the billing process expenses which are fixed at a certain amount per record. On December 11, 2008, the Company and Indosat agreed to implement IDD service charge tariff which already took into account the compensation for billing and collection. The agreement is valid and effective in the current year and can be applied until a new agreement becomes available.

On December 28, 2006, the Company and Indosat signed amendments to the interconnection agreements for the fixed line networks (local, long distance direct connection and international) and mobile network for the implementation of the cost-based tariff obligations under the MoCI Regulation No.8/Year 2006. These amendments took effect starting on January 1, 2007.

Telkomsel also entered into an agreement with Indosat for the provision of international telecommunications services to its GSM mobile cellular customers.

The Company provides leased lines to Indosat and its subsidiaries, namely PT Indosat Mega Media and PT Aplikanusa Lintasarta (“Lintasarta”). The leased lines can be used by these companies for telephone, telegraph, data, telex, facsimile or other telecommunication services.

    Dayamitra signed a SPA with Indosat related to the purchase of Indosat's towers.  In addition, Dayamitra and Indosat also signed MTLA, which stipulated that Indosat agreed to lease back telecommunication towers that were acquired (Note 1e).

iii.Others

Kisel is a co-operative that was established by Telkomsel’s employees to engage in car rental services, printing and distribution of customer bills, collection and other services principally for the benefit of Telkomsel. Telkomsel also has dealership agreements with Kisel for distribution of SIM cards and pulse reload vouchers.

e.Remuneration of key management and supervisory personnel

Key management personnel consists of the Directors of the Company and supervisory personnel consists of Board of Commissioners.

The Company provides remuneration in the form of salaries/honorarium and facilities to support the governance and oversight duties of the Board of Commissioners and the leadership and management duties of the Directors. The total of such remuneration is as follow:

	2019		2018
		% of total		% of total
	Amount	expenses	Amount	expenses
Board of Directors	270	0.29%	360	0.39%
Board of Commissioners	123	0.13%	166	0.18%

The amounts disclosed in the table are the amounts recognized as an expense during the reporting periods.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

31.OPERATING SEGMENT

The Group has four primary reportable segments, namely mobile, consumer, enterprise, and Wholesale and International Business (“WIB”). The mobile segment provides mobile voice, SMS, value added services and, mobile broadband. The consumer segment provides Indihome (bundled service of fixed wireline, pay TV and internet) and other telecommunication services to home customers. The enterprise segment provides end-to-end solution to corporate and institutions. The WIB segment provides interconnection services, leased lines, satellite, VSAT, broadband access, information technology services, data and internet services to Other Licensed Operator companies and institutions. Other segment represents Digital Service Operating Segments that does not meet the disclosure requirements for a reportable segments. There is no operating segments have been agregated to form the reportable segments.

Management monitors the operating results of the business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the consolidated financial statements. However, the financing activities and income taxes are managed on a group basis and not separately monitored and allocated to operating segments.

Segment revenues dan expenses include transactions between operating segments and are accounted at prices that management believes represent market prices.

	2019
	Mobile	Consumer	Enterprise	WIB	Others	Total segment	Adjustment and elimination	Total consolidated
Segment results
Revenues
External revenues	87,897	17,706	18,701	10,609	197	135,110	457	135,567
Inter-segment revenues	3,163	786	16,834	16,265	1,289	38,337	(38,337)	-
Total segment revenues	91,060	18,492	35,535	26,874	1,486	173,447	(37,880)	135,567
Segment expenses	(56,864)	(15,904)	(36,768)	(21,111)	(1,546)	(132,193)	39,020	(93,173)
Segment results	34,196	2,588	(1,233)	5,763	(60)	41,254	1,140	42,394
Other information
Capital expenditures	(11,963)	(10,581)	(5,614)	(7,907)	(21)	(36,086)	(499)	(36,585)
Depreciation and amortization	(13,829)	(3,438)	(2,737)	(3,262)	(21)	(23,287)	109	(23,178)
Provision recognized in
current period	(521)	(665)	(973)	(121)	(13)	(2,293)	10	(2,283)

	2018
	Mobile	Consumer	Enterprise	WIB	Others	Total segment	Adjustment and elimination	Total consolidated
Segment results
Revenues
External revenues	85,338	13,891	21,054	10,084	130	130,497	287	130,784
Inter-segment revenues	3,880	2,290	17,995	16,678	886	41,729	(41,729)	-
Total segment revenues	89,218	16,181	39,049	26,762	1,016	172,226	(41,442)	130,784
Segment expenses	(55,449)	(15,531)	(37,833)	(20,634)	(1,073)	(130,520)	38,581	(91,939)
Segment results	33,769	650	1,216	6,128	(57)	41,706	(2,861)	38,845
Other information
Capital expenditures	(14,373)	(6,958)	(5,325)	(6,321)	(18)	(32,995)	(625)	(33,620)
Depreciation and amortization	(13,095)	(3,060)	(2,128)	(3,146)	(21)	(21,450)	44	(21,406)
Provision recognized in
current period	(438)	(438)	(764)	(71)	(5)	(1,716)	(8)	(1,724)

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

31.OPERATING SEGMENT (continued)

Adjustment and elimination:

	2019	2018
Segment result	41,254	41,706
Operating loss of operating business	(599)	(798)
Other elimination and adjustment	1,739	(2,063)
Consolidated operating income	42,394	38,845

Geographic information:

The revenue information below is based on the location of the customers.

	2019	2018
External revenues
Indonesia	130,989	127,438
Foreign countries	4,578	3,346
Total	135,567	130,784

Non-current operating assets for this purpose consist of property and equipment and intangible assets.

	2019	2018
Non-current operating assets
Indonesia	159,811	144,631
Foreign countries	3,608	3,649
Total	163,419	148,280

32.TELECOMMUNICATIONS SERVICE TARIFFS

Under Law No. 36 Year 1999 and Government Regulation No. 52 Year 2000, tariffs for operating telecommunications network and/or services are determined by providers based on the tariff type, structure, and with respect to the price cap formula set by the Government.

a.	Fixed line telephone tariffs

The Government has issued a new adjustment tariff formula which is stipulated in the Decree No. 15/PER/M.KOMINFO/4/2008 dated April 30, 2008 of the MoCI concerning “Mechanism to Determine Tariff of Basic Telephony Services Connected through Fixed Line Network”. This Decree replaced the previous Decree No. 09/PER/M.KOMINFO/02/2006.

Under the Decree, tariff structure for basic telephony services connected through fixed line network consists of the following:

i. Activation fee

ii. Monthly subscription charges

iii. Usage charges

iv. Additional facilities fee.

b.	Mobile cellular telephone tariffs

On April 7, 2008, the MoCI issued Decree No. 09/PER/M.KOMINFO/04/2008 regarding “Mechanism to Determine Tariff of Telecommunication Services Connected through Mobile Cellular Network” which provides guidelines to determine cellular tariffs with a formula consisting of network element cost and retail services activity cost. This Decree replaced the previous Decree
No. 12/PER/M.KOMINFO/02/2006.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

32.TELECOMMUNICATIONS SERVICE TARIFFS (continued)

b.	Mobile cellular telephone tariffs (continued)

Under MoCI Decree No. 09/PER/M.KOMINFO/04/2008 dated April 7, 2008, the cellular tariffs of operating telecommunication services connected through mobile cellular network consist of the following:

(i)	Basic telephony services tariff
(ii) Roaming tariff, and/or
(iii) Multimedia services tariff

with the following traffic structure:

(i)	Activation fee
(ii) Monthly subscription charges
(iii) Usage charges
(iv) Additional facilities fee.

c.Interconnection tariffs

The Indonesian Telecommunication Regulatory Body (“ITRB”), in its letter No. 262/BRTI/XII/2011 dated December 12, 2011, decided to change the basis for SMS interconnection tariff to cost basis with a maximum tariff of Rp23 per SMS effective from June 1, 2012, for all telecommunication provider operators.

Based on letter No.118/KOMINFO/DJPPI/PI.02.04/01/2014 dated January 30, 2014 of the Director General of Post and Informatics, the Director General of Post and Informatics decided to implement new interconnection tariff effective from February 1, 2014 until December 31, 2016, subject to evaluation on an annual basis. Pursuant to the Director General of Post and Informatics letter, the Company and Telkomsel are required to submit the Reference Interconnection Offer (“RIO”) proposal to ITRB to be evaluated.

Subsequently, ITRB in its letters No. 60/BRTI/III/2014 dated March 10, 2014 and No. 125/BRTI/IV/2014 dated April 24, 2014 approved Telkomsel and the Company’s revision of RIO regarding the interconnection tariff. Based on the letter, ITRB also approved the changes to the SMS interconnection tariff to Rp24 per SMS.

On January 18, 2017, ITRB in its letters No. 20/BRTI/DPI/I/2017 and No. 21/BRTI/DPI/I/2017, decided to use the interconnection tariff based on the Company and Telkomsel’s RIO in 2014 until the new interconnection tariff is set.

d.Network lease tariffs

Through MoCI Decree No. 03/PER/M.KOMINFO/1/2007 dated January 26, 2007 concerning “Network Lease”, the Government regulated the form, type, tariff structure, and tariff formula for services of network lease. Pursuant to the MoCI Decree, the Director General of Post and Telecommunication issued its Letter No. 115 Year 2008 dated March 24, 2008 which stated “The Agreement on Network Lease Service Type Document, Network Lease Service Tariff, Available Capacity of Network Lease Service, Quality of Network Lease Service, and Provision Procedure of Network Lease Service in 2008 Owned by Dominant Network Lease Service Provider”, in conformity with the Company’s proposal.

e.Tariff for other services

The tariffs for satellite lease, telephony services, and other multimedia are determined by the service provider by taking into account the expenditures and market price. The Government only determines the tariff formula for basic telephony services. There is no stipulation for the tariff of other services.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

33.SIGNIFICANT COMMITMENTS AND AGREEMENTS

a.Capital expenditures

As of December 31, 2019, capital expenditures committed under the contractual arrangements, principally relating to procurement and installation of data, internet and information technology, cellular, transmission equipment, and cable network are as follows:

Currencies	Amounts in foreign currencies (in millions)	Equivalent in Rupiah
Rupiah	-	9,412
U.S. dollar	87.78	1,219
Euro	1.06	16
HKD	0.77	1
Total		10,648

The above balance includes the following significant agreements:

i.	The Company

Contracting parties	Initial date of agreement	Significant provisions of the agreement
The Company, TII and NEC Corporation	May 12, 2016	Procurement and Installation Agreement Sistem Komunikasi Kabel Laut (“SKKL”) Indonesia Global Gateway
The Company and PT Datacomm Diangraha	November 19, 2018	Procurement and Installation Agreement Ekspan Metro Ethernet Platform Nokia-ALU
The Company and PT NEC Indonesia	March 26, 2019	Procurement and Installation Agreement Radio IP Backhaul Node-B Telkomsel Platform NEC
The Company and PT Lintas Teknologi Indonesia	April 6, 2019	Procurement and Installation Agreement Dual Wavelength Division Multiplexing ("DWDM") Platform Nokia 2018
The Company and PT Huawei Tech Investment	September 18, 2019	Procurement and Installation Agreement OTN VCN Platform Huawei Fase II
The Company and PT ZTE Indonesia	October 10, 2019	Procurement and Installation Agreement OLT Platform ZTE
The Company and PT ZTE Indonesia	December 16, 2019	Procurement and Installation Agreement DWDM and OTN Platform ZTE
The Company and PT Pembangunan Deltamas	December 19, 2019	Land Purchase Agreement in Greenland International Industrial Center (“GIIC”) - Kota Deltamas
The Company and PT Huawei Tech Investment	December 23, 2019	Procurement and Installation Agreement DWDM Platform Huawei
The Company and PT ZTE Indonesia	December 27, 2019	Procurement and Installation Agreement VIMS Platform ZTE
The Company and PT NEC Indonesia	December 31, 2019	Procurement and Installation Agreement Ekspan ISP SKKL Platform NEC Transport PoP Phase-2

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

33.SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

a.Capital expenditures (continued)

The above balance includes the following significant agreements (continued):

ii.	Telkomsel

Contracting parties	Initial date of agreement	Significant provisions of the agreement
Telkomsel, PT Ericsson Indonesia, Ericsson AB, PT Nokia Siemens Networks, NSN Oy, and Nokia Siemens Network GmbH & Co, KG	April 17, 2008	The combined 2G and 3G CS Core Network Rollout Agreement
Telkomsel, PT Ericsson Indonesia, and PT Nokia Siemens Networks	April 17, 2008	Technical Service Agreement (“TSA”) for combined 2G and 3G CS Core Network
Telkomsel, Amdocs Software Solutions Limited Liability Company, and PT Application Solutions	February 8, 2010	Online Charging System (“OCS”) and Service Control Points (“SCP”) System Solution Development Agreement
Telkomsel and PT Application Solutions	February 8, 2010	Technical Support Agreement to provide technical support services for the OCS and SCP
Telkomsel and PT Huawei Tech Investment	March 25, 2013	Technical Support Agreement for the procurement of Gateway GPRS Support Node (“GGSN”) Service Complex
Telkomsel and Wipro Limited and PT WT Indonesia	April 23, 2013	Development and Procurement of OSDSS Solution Agreement
Telkomsel and PT Ericsson Indonesia	October 22, 2013	Procurement of GGSN Service Complex Rollout Agreement
Telkomsel, PT Ericsson Indonesia, PT Nokia Siemens Networks Indonesia, NSN Oy, PT Huawei Tech Investment, and PT ZTE Indonesia	February 1, 2018	Procurement agreement for Ultimate Radio Network Infrastructure ROA and TSA
Telkomsel, PT Dimension Data Indonesia, and PT Huawei Tech Investment	April 1, 2018	Agreement for Mobile Network Router Infrastructure
Telkomsel, PT Sigma Solusi Integrasi, Oracle Corporation, and PT Phincon	July 5, 2019	Development and Rollout Agreement (“DRA”) and Technical Support of Customet Relationship Management (“CRM”) solution System Integrator.

iii.	TII

A
Contracting parties	Initial date of agreement	Significant provisions of the agreement
Telin Hong Kong and Measat Satellite System Sdn. Bhd.	December 1, 2015	Procurement agreement on transponder leases services
TII and HKT Global Singapore Pte. Ltd.	September 12, 2019	Procurement agreement on Entitlement of PLCN Cable System
Telin Singapore and LSK Engineering (S) Pte Ltd	August 1, 2019	Design and development for Singapore Data Center

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

33.SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

b.	Borrowings and other credit facilities

(i)

As of December 31, 2019 , the Company has bank guarantee facilities for tender bond, performance bond, maintenance bond, deposit guarantee, and advance payment bond for various projects of the Company, as follows:

				Facility utilized
				Foreign currency	Rupiah
Lenders	Total facility	Maturity	Currency	(In million)	equivalent
BRI	500	March 14, 2020	Rp	-	291
BNI	500	March 31, 2020	Rp	-	386
Bank Mandiri	500	December 23, 2021	Rp	-	290
Total	1,500				967

(ii)

Telkomsel has a Rp1,000 billion bank guarantee facility with BRI. The facility will expire on September 25, 2022. Under this facility, as of December 31, 2019, Telkomsel has issued a bank guarantee amounting to Rp531 billion as payment commitment guarantee for annual right of usage fee valid until March 31, 2020 and Rp20 billion as frequency performance bond valid until May 31, 2020 (Note 33c.i).

Telkomsel has a Rp150 billion bank guarantee facility with BCA. The facility will expire on April 15, 2020. As of December 31, 2019, The Company has issued a bank guarantee of Rp2 billion as M2M performance bond.

Telkomsel also has a Rp2,100 billion bank guarantee facility with BNI. The facility will expire on December 11, 2020. Telkomsel uses this facility for surety bond of 2.3 Ghz radio frequency amounting to Rp1,030 billion (Note 33c.i) and Rp4 billion as M2M performance bond.

(iii)

TII has a US$15 million or equal to Rp202 billion bank guarantee from Bank Mandiri and has been renewed in accordance with the addendum VIII (eight) on December 18, 2019, with a maximum credit limit of US$25 million or equal to Rp353 billion. The facility will expire on December 23, 2020. As of December 31, 2019, TII has not used the facility.

(iv)	As of December 31, 2019, Sigma has unused facilities of bank guarantee from BNI amounting to Rp119 billion.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

33.   SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

c.	Others

(i)Radio Frequency Usage

Based on Decree No. 80 dated November 2, 2015 of the Government of the Republic of Indonesia which replaced Decree No. 76 dated December 15, 2010, Telkomsel is required to pay the annual frequency usage fees for the 800 Megahertz (“MHz”) 900 MHz and 1800 MHz bandwidths using the formula set out in the decree.

As an implementation of the above decree, the Company and Telkomsel paid annual frequency usage fees since 2010.

Based on Decision letter No. 1987 Year 2017 dated November 15, 2017, which amended Decree No. 42 Year 2014 dated January 29, 2014, whereby the MoCI granted Telkomsel the rights to provide:

1.	Mobile telecommunication services with radio frequency bandwidth in the 800 MHz, 900 MHz, 1800 MHz, 2.1 GHz and 2.3 GHz; and
2.	Basic telecommunication services.

With reference to Decision Letters No. 268/KEP/M.KOMINFO/9/2009, No. 191 Year 2013, No. 509 Year 2016, No. 1896 Year 2017 and No. 806 Year 2019 of the MoCI, Telkomsel is required, among other things, to:

1.

Pay an annual right of usage Biaya Hak Penyelenggara (“BHP”) over the license term (10 years) as set forth in the decision letters. The BHP is payable upon receipt of Surat Pemberitahuan Pembayaran (notification letter) from the DGPI. The BHP fee is payable annually up to the expiry period of the license.

2.	Issue a performance bond each year amounting to Rp20 billion for spectrum 2.1 GHz and a surety bond each year amounting Rp1.03 trillion for spectrum 2.3 GHz (Note 33b.ii).

(ii)	Future minimum lease payments under operating lease

The Group entered into non-cancelable lease agreements with both third and related parties. The lease agreements cover leased lines, telecommunication equipment and land and building with terms ranging from 1 to 10 years and with expiry dates between 2020 and 2029. Periods may be extended based on the agreement by both parties.

Future minimum lease payments/receivables under non-cancelable operating lease agreements as of December 31, 2019 are as follows:

	Total	Less than 1 year	1-5 years	More than 5 years
As lessee	18,344	5,084	10,597	2,663
As lessor	8,526	1,722	4,446	2,358

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

33.   SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

c.	Others (continued)

(iii)  USO

The MoCI issued Regulation No. 17 year 2016 dated September 26, 2016 which replaced Decree No. 45 year 2012 and other previous regulations regarding policies underlying the USO program. The regulation requires telecommunications operators in Indonesia to contribute 1.25% of gross revenues (with due consideration for bad debts and/or interconnection charges and/or connection charges and/or the exclusion of certain revenues that are not considered as part of gross revenues as a basis to calculate the USO charged) for USO development.

Subsequently, Decree No. 17 year 2016 dated September 26, 2016 was replaced by Decree No. 19 year 2016 which was effective from November 4, 2016. The latest Decree stipulates, among other things, the USO charged was effective for fiscal year 2016 and thereafter.

Based on MoCI Regulation No. 25 year 2015 dated June 30, 2015, it is stipulated that, among others, in providing telecommunication access and services in rural areas (USO Program), the provider is determined through a selection process by Balai Penyedia dan Pengelola Pembiayaan Telekomunikasi dan Informatika (“BPPPTI”). BPPPTI replaced Balai Telekomunikasi dan Informatika Pedesaan (“BTIP”) based on Decree No. 18/PER/M.KOMINFO/11/2010 dated November 19, 2010 of MoCI. Based on Regulation No. 3 year 2018 of MOCI dated May 23, 2018, BPPPTI has been renamed as Badan Aksesibilitas Telekomunikasi dan Informasi (“BAKTI”). Subsequently, MOCI Regulation No. 25 year 2015 was replaced by MOCI Regulation No. 10 year 2018.

On December 27, 2011, Telkomsel (on behalf of Konsorsium Telkomsel, a consortium which was established with Dayamitra on December 9, 2011) was selected by BPPPTI as a provider of the USO Program in the border areas for all packages (package 1 - 13) with a total price of Rp830 billion. On such date, Telkomsel was also selected by BPPPTI as a provider of the USO Program (Upgrading) of “Desa Pinter” or “Desa Punya Internet” for packages 1, 2, and 3 with a total price of Rp261 billion.

In 2015, the Program was ceased. In January 2016, Telkomsel filed an arbitration claim to BANI for the settlement of the outstanding receivables of USO Programs.

On June 22, 2017, Telkomsel received a decision letter from BANI No. 792/1/ARB-BANI/2016 requesting BPPPTI to pay compensation to Telkomsel amounting to Rp217 billion, and as of the date of the issuance of these consolidated financial statements, Telkomsel has received the payment from BAKTI amounting to Rp91 billion (before tax).

As of December 31, 2019 and 2018, Telkomsel’s net carrying amount of trade receivables for the USO programs which are measured at amortized cost using the effective interest method amounted to Rp115 billion.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

34.ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

Assets and liabilities denominated in foreign currencies are as follows:

	2019
	U.S dollar	Japanese yen	Others*	Rupiah equivalent
	(in millions)	(in millions)	(in millions)	(in billions)
Assets
Cash and cash equivalents	178.66	1.18	9.42	2,612
Other current financial assets	14.18	-	1.74	221
Trade receivables
Related parties	0.12	-	-	2
Third parties	165.16	-	8.96	2,409
Other receivables	0.31	-	0.05	5
Other current assets	-	-	0.89	12
Other non-current assets	63.29	49.15	12.28	1,044
Total assets	421.72	50.33	33.34	6,305
Liabilities
Trade payables
Related parties	(0.08)	-	-	(1)
Third parties	(131.14)	(4.25)	(5.23)	(1,869)
Other payables	(4.17)	-	(13.92)	(251)
Accrued expenses	(46.57)	(152.56)	(2.02)	(691)
Short-term bank loan	(1.19)	-	-	(16)
Advances from customers	(0.23)	-	-	(3)
Current maturities of long-term borrowings	(22.31)	(767.90)	(4.36)	(469)
Long-term borrowings - net of current maturities	(71.12)	(3,071.59)	(0.38)	(1,386)
Other liabilities	(13.94)	-	(0.01)	(194)
Total liabilities	(290.75)	(3,996.30)	(25.92)	(4,880)
Assets (liabilities) - net	130.97	(3,945.97)	7.42	1,425

	2018
	U.S dollar	Japanese yen	Others*	Rupiah equivalent
	(in millions)	(in millions)	(in millions)	(in billions)
Assets
Cash and cash equivalents	253.37	8.02	10.50	3,802
Other current financial assets	14.56	-	1.30	223
Trade receivables
Related parties	0.49	-	-	7
Third parties	146.39	-	9.55	2,238
Other receivables	0.34	-	0.12	6
Other current assets	-	-	0.51	14
Other non-current assets	57.42	-	1.17	840
Total assets	472.57	8.02	23.15	7,130
Liabilities
Trade payables
Related parties	(0.21)	-	-	(3)
Third parties	(206.20)	(33.39)	(4.99)	(3,037)
Other payables	(3.63)	-	(4.44)	(111)
Accrued expenses	(47.10)	(15.64)	(2.51)	(709)
Short-term bank loan	(1.15)	-	-	(17)
Advances from customers	(0.76)	-	-	(11)
Current maturities of long-term borrowings	(18.77)	(767.90)	(4.07)	(430)
Long-term borrowings - net of current maturities	(93.41)	(3,839.49)	(4.71)	(1,917)
Other liabilities	(19.63)	-	-	(284)
Total liabilities	(390.86)	(4,656.42)	(20.72)	(6,519)
Assets (liabilities) - net	81.71	(4,648.40)	2.43	611

*Assets and liabilities denominated in other foreign currencies are presented as U.S. dollar equivalents using the buy and sell rates quoted by Reuters prevailing at the end of the reporting period.

The Group’s activities expose them to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates, and interest rates.

If the Group reports monetary assets and liabilities in foreign currencies as of December 31, 2019 using the exchange rates on May 22, 2020, the unrealized foreign exchange gain amounting to Rp51 billion.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

35.   FINANCIAL INSTRUMENT

a.	Fair value of financial assets and financial liabilities

i.Classification

(a)	Financial asset

	2019	2018
Loans and receivables
Cash and cash equivalents	18,242	17,439
Other current financial assets	483	834
Trade and other receivables, net	12,089	12,141
Other non-current assets	258	460
Available-for-sale financial assets
Available-for-sale investments	1,124	1,204
Total financial assets	32,196	32,078

(b)	Financial liabilities

	2019	2018
Financial liabilities measured at amortized cost
Trade and other payables	14,346	15,214
Accrued expenses	13,736	12,769
Interest-bearing loans and other borrowings
Short-term bank loans	8,705	4,043
Two-step loans	736	949
Bonds and notes	9,958	10,481
Long-term bank loans	26,605	23,225
Obligation under finance leases	2,340	3,145
Other borrowings	3,740	2,244
Other liabilities	194	261
Total financial liabilities	80,360	72,331

i.	Fair values

The following table presents comparison of the carrying amounts and fair values of the Company’s financial instruments, other than those the fair values are considered to approximate their carrying amounts as the impact of discounting is not significant:

			Fair value measurement at reporting date using
			Quoted prices in
			active markets	Significant
			for identical	other	Significant
			assets or	observable	unobservable
	Carrying		liabilities	inputs	inputs
2019	value	Fair value	(level 1)	(level 2)	(level 3)
Financial assets measured at fair value
Available-for-sale investments	1,124	1,124	71	-	1,053
Financial liabilities for which
fair values are disclosed
Interest-bearing loans and other
borrowings:
Two-step loans	736	759	-	-	759
Bonds and notes	9,958	10,897	9,906	-	991
Long-term bank loans	26,605	26,537	-	-	26,537
Obligation under finance leases	2,340	2,340	-	-	2,340
Other borrowings	3,740	3,709	-	-	3,709
Other liabilities	194	194	-	-	194
Total	44,697	45,560	9,977	-	35,583

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

35.   FINANCIAL INSTRUMENT (continued)

a.	Fair value of financial assets and financial liabilities (continued)

ii.	Fair values (continued)

The following table presents comparison of the carrying amounts and fair values of the Company’s financial instruments, other than those the fair values are considered to approximate their carrying amounts as the impact of discounting is not significant (continued):

			Fair value measurement at reporting date using
			Quoted prices in
			active markets	Significant
			for identical	other	Significant
			assets or	observable	unobservable
	Carrying		liabilities	inputs	inputs
2018	value	Fair value	(level 1)	(level 2)	(level 3)
Financial assets measured at fair value
Available-for-sale investments	1,204	1,204	470	-	734
Financial liabilities for which
fair values are disclosed
Interest-bearing loans and other borrowings
Two-step loans	949	898	-	-	898
Bonds and notes	10,481	10,894	9,380	-	1,514
Long-term bank loans	23,225	22,878	-	-	22,878
Obligation under finance leases	3,145	3,145	-	-	3,145
Other borrowings	2,244	2,154	-	-	2,154
Other liabilities	261	261	-	-	261
Total	41,509	41,434	9,850	-	31,584

Gain on fair value measurement recognized in consolidated statements of profit or loss and other comprehensive income for 2019 amounting to Rp6 billion. There is no movement between fair value hierarchy during 2019.

Reconciliations of the beginning and ending balances for items measured at fair value using significant unobservable inputs (level 3) as of December 31, 2019 and 2018 are as follows:

	2019	2018
Beginning balance	734	373
Gain (loss) recognized in consolidated statement
of profit or loss and other comprehensive income	3	(43)
Purchase/addition	390	438
Settlement	(74)	(34)
Ending balance	1,053	734

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

35.   FINANCIAL INSTRUMENT (continued)

a.	Fair value of financial assets and financial liabilities (continued)

iii.	Fair value measurement (continued)

Fair value is the amount for which an asset could be exchanged, or a liability settled, between parties in an arm's length transaction.

The Group determined the fair value measurement for disclosure purposes of each class of financial assets and financial liabilities based on the following methods and assumptions:

(a)

Available-for-sale investments primarily consist of stocks, mutual funds, corporate and government bonds and convertible bonds. Stocks and mutual funds actively traded in an established market are stated at fair value using quoted market price or, if unquoted, determined using carried at cost less impairment. The fair value of convertible bonds are determined using carried at cost less impairment. Corporate and government bonds are stated at fair value by reference to prices of similar securities at the reporting date;

(b)

The fair values of long-term financial liabilities are estimated by discounting the future contractual cash flows of each liability at rates offered to the Group for similar liabilities of comparable maturities by the bankers of the Group, except for bonds which are based on market price.

The fair value estimates are inherently judgemental and involve various limitations, including:

(a)	Fair values presented do not take into consideration the effect of future currency fluctuations.
(b)	Estimated fair values are not necessarily indicative of the amounts that the Group would record upon disposal/termination of the financial assets and liabilities.

b.	Financial risk management objectives and policies

The Group’s activities expose it to a variety of financial risks such as market risks (including foreign exchange risk, market price risk, and interest rate risk), credit risk, and liquidity risk. Overall, the Group’s financial risk management program is intended to minimize losses on the financial assets and financial liabilities arising from fluctuation of foreign currency exchange rates and the fluctuation of interest rates. Management has a written policy on foreign currency risk management mainly on time deposit placements and hedging to cover foreign currency risk exposures for periods ranging from 3 up to 12 months.

Financial risk management is carried out by the Corporate Finance unit under policies approved by the Board of Directors. The Corporate Finance unit identifies, evaluates and hedges financial risks.

  i.Foreign exchange risk

The Group is exposed to foreign exchange risk on sales, purchases and borrowings that are denominated in foreign currencies. The foreign currency denominated transactions are primarily in U.S. dollars and Japanese yen. The Group’s exposures to other foreign exchange rates are not material.

Increasing risks of foreign currency exchange rates on the obligations of the Group are expected to be partly offset by the effects of the exchange rates on time deposits and receivables in foreign currencies that are equal to at least 25% of the outstanding current foreign currency liabilities.

The following table presents the Group’s financial assets and financial liabilities exposure to foreign currency risk:

	2019		2018
	U.S. dollar	Japanese yen	U.S. dollar	Japanese yen
	(in billions)	(in billions)	(in billions)	(in billions)
Financial assets	0.42	0.05	0.47	0.01
Financial liabilities	(0.29)	(4.00)	(0.39)	(4.66)
Net exposure	0.13	(3.95)	0.08	(4.65)

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

35.   FINANCIAL INSTRUMENT (continued)

b.	Financial risk management objectives and policies (continued)

 i.Foreign exchange risk (continued)

Sensitivity analysis

A strengthening of the U.S. dollar and Japanese yen, as indicated below, against the Rupiah at December 31, 2019 would have decreased equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the reporting date. The analysis assumes that all other variables, in particular interest rates, remain constant.

Equity/profit (loss)
December 31, 2019
U.S. dollar (1% strengthening)	18
Japanese yen (5% strengthening)	(25)

A weakening of the U.S. dollar and Japanese yen against the Rupiah at December 31, 2019 would have had an equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

ii. Market price risk

The Group is exposed to changes in debt and equity market prices related to available-for-sale investments carried at fair value. Gains and losses arising from changes in the fair value of available-for-sale investments are recognized in the consolidated statements of profit or loss and other comprehensive income.

The performance of the Group’s available-for-sale investments is monitored periodically, together with a regular assessment of their relevance to the Group’s long-term strategic plans.

As of December 31, 2019, management considered the price risk for the Group’s available-for-sale investments to be immaterial in terms of the possible impact on profit or loss and total equity from a reasonably possible change in fair value.

iii. Interest rate risk

Interest rate fluctuation is monitored to minimize any negative impact to financial performance. Borrowings at variable interest rates expose the Group to interest rate risk (Notes 15 and 16). To measure market risk pertaining to fluctuations in interest rates, the Group primarily uses interest margin and maturity profile of the financial assets and liabilities based on changing schedule of the interest rate.

At reporting date, the interest rate profile of the Group’s interest-bearing borrowings was as follows:

	2019	2018
Fixed rate borrowings	(23,001)	(21,260)
Variable rate borrowings	(29,083)	(22,827)

Sensitivity analysis for variable rate borrowings

As of December 31, 2019, a decrease (increase) by 25 basis points in interest rates of variable rate borrowings would have increased (decreased) equity and profit or loss by Rp73 billion, respectively. The analysis assumes that all other variables, in particular foreign currency rates, remain constant.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

35.FINANCIAL INSTRUMENT (continued)

b.	Financial risk management objectives and policies (continued)

iv.	Credit risk

The following table presents the maximum exposure to credit risk of the Group’s financial assets:

	2019	2018
Cash and cash equivalents	18,242	17,439
Other current financial assets	554	1,304
Trade and other receivable, net	12,089	12,141
Other non-current assets	258	460
Total	31,143	31,344

The Group is exposed to credit risk primarily from cash and cash equivalents and trade and other receivables. The credit risk is controlled by continuous monitoring of outstanding balance and collection. Credit risk from balances with banks and financial institutions is managed by the Group’s Corporate Finance Unit in accordance with the Group’s written policy.

The Group placed the majority of its cash and cash equivalents in state-owned banks because they have the most extensive branch networks in Indonesia and are considered to be financially sound banks. Therefore, it is intended to minimize financial loss through banks and financial institutions’ potential failure to make payments.

The customer credit risk is managed by continuous monitoring of outstanding balances and collection. Trade and other receivables do not have any major concentration of risk whereas no customer receivable balance exceeds 4,09% of trade receivables as of December 31, 2019.

Management is confident in its ability to continue to control and sustain minimal exposure to the customer credit risk given that the Group has recognized sufficient provision for impairment of receivables to cover incurred loss arising from uncollectible receivables based on existing historical data on credit losses.

v.Liquidity risk

Liquidity risk arises in situations where the Group has difficulties in fulfilling financial liabilities when they become due.

Prudent liquidity risk management implies maintaining sufficient cash in order to meet the Group’s financial obligations. The Group continuously performs an analysis to monitor financial position ratios, such as current ratios and debt-to-equity ratios, against debt covenant requirements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

35.FINANCIAL INSTRUMENT (continued)

b.Financial risk management objectives and policies (continued)

v.	Liquidity risk (continued)

The following is the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	Carrying	Contractual					2024 and
	amount	cash flows	2020	2021	2022	2023	thereafter
2019
Trade and other payables	14,346	(14,346)	(14,346)	-	-	-	-
Accrued expenses	13,736	(13,736)	(13,736)	-	-	-	-
Interest bearing loans and
other borrowings
Two-step loans	736	(804)	(222)	(196)	(154)	(132)	(100)
Bonds and notes	9,958	(17,454)	(3,402)	(1,231)	(2,817)	(507)	(9,497)
Bank loans	35,310	(40,732)	(15,956)	(8,495)	(4,435)	(6,417)	(5,429)
Other borrowings	3,740	(4,534)	(926)	(1,082)	(1,010)	(948)	(568)
Obligations under
finance leases	2,340	(2,713)	(936)	(785)	(607)	(255)	(130)
Other liabilities	194	(223)	(12)	(52)	(53)	(53)	(53)
Total	80,360	(94,542)	(49,536)	(11,841)	(9,076)	(8,312)	(15,777)

	Carrying	Contractual					2023 and
	amount	cash flows	2019	2020	2021	2022	thereafter
2018
Trade and other payables	15,214	(15,214)	(15,214)	-	-	-	-
Accrued expenses	12,769	(12,769)	(12,769)	-	-	-	-
Interest bearing loans and
other borrowings
Two-step loans	949	(1,075)	(242)	(232)	(205)	(159)	(237)
Bonds and notes	10,481	(19,050)	(1,562)	(3,436)	(1,231)	(2,817)	(10,004)
Bank loans	27,268	(33,363)	(10,434)	(9,160)	(3,991)	(3,219)	(6,559)
Other borrowings	2,244	(2,905)	(490)	(570)	(533)	(495)	(817)
Obligations under
finance leases	3,145	(3,764)	(1,049)	(945)	(781)	(605)	(384)
Other liabilities	261	(306)	(16)	(36)	(36)	(109)	(109)
Total	72,331	(88,446)	(41,776)	(14,379)	(6,777)	(7,404)	(18,110)

The difference between the carrying amount and the contractual cash flows is interest value. The interest value of variable-rate borrowings are determined based on the interest rates effective as of reporting date.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

36.   CAPITAL MANAGEMENT

The capital structure of the Group is as follows:

	2019		2018
	Amount	Portion	Amount	Portion
Short-term debts	8,705	5.74%	4,043	2.83%
Long-term debts	43,379	28.61%	40,044	28.00%
Total debts	52,084	34.35%	44,087	30.83%
Equity attributable to owners
of the parent company	99,561	65.65%	98,910	69.17%
Total	151,645	100.00%	142,997	100.00%

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for stockholders and benefits to other stakeholders and to maintain an optimum capital structure to minimize the cost of capital.

Periodically, the Group conducts debt valuation to assess possibilities of refinancing existing debts with new ones which have more efficient cost that will lead to more optimized cost-of-debt. In case of idle cash with limited investment opportunities, the Group will consider buying back its shares of stock or paying dividend to its stockholders.

In addition to complying with loan covenants, the Group also maintains its capital structure at the level it believes will not risk its credit rating and which is comparable with its competitors.

Debt-to-equity ratio (comparing net interest-bearing debt to total equity) is a ratio which is monitored by management to evaluate the Group’s capital structure and review the effectiveness of the Group’s debts. The Group monitors its debt levels to ensure the debt-to-equity ratio complies with or is below the ratio set out in its contractual borrowings arrangements and that such ratio is comparable or better than that of regional area entities in the telecommunications industry.

The Group’s debt-to-equity ratio as of December 31, 2019 and 2018 are as follows:

	2019	2018
Total interest-bearing debts	52,084	44,087
Less: cash and cash equivalents	(18,242)	(17,439)
Net debts	33,842	26,648
Total equity attributable to owners of the parent company	99,561	98,910
Net debt-to-equity ratio	33.99%	26.94%

As stated in Notes 16, the Group is required to maintain a certain debt-to-equity ratio and debt service coverage ratio by the lenders. For the year ended December 31, 2019 and 2018, the Group has complied with the externally imposed capital requirements.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

37.SUPPLEMENTAL CASH FLOWS INFORMATION

a.	The non-cash investing activities for the years ended December 31, 2019 and 2018 are as follows:

	2019	2018
Acquisition of property and equipment:
Credited to trade payables	5,459	4,275
Non-monetary exchange	84	201
Credited to obligations under finance lease	99	270
Advance paid	-	2,837

Acquisition of intangible assets:
Credited to trade payables	684	235

b.	The changes in liabilities arising from financing activities is as follows:

			Non-cash changes
				Foreign
	January 1,			exchange		Other	December, 31
	2019	Cash flows	Acquisition	movement	New leases	Changes	2019
Short-term bank loans	4,043	4,657	-	-	-	5	8,705
Two step loans	949	(198)	-	(15)	-	-	736
Bonds and notes payable	10,481	(526)	-	-	-	3	9,958
Long-term bank loans	23,225	2,917	520	(53)	-	(4)	26,605
Other borrowings	2,244	1,498	-	-	-	(2)	3,740
Obligations under finance leases	3,145	(807)	-	-	2	-	2,340
Total liabilities from
financing activities	44,087	7,541	520	(68)	2	2	52,084

38.SUBSEQUENT EVENT

a.	The Company will buy back its shares from public, with a maximum amount Rp1,500 billion, and will be carried out in stages since March 30, 2020 until June 29, 2020.

b.	On January 11, 2020, Telkomsel paid its bank loan to Mandiri amounting to Rp3,000 billion.

c.	On May 11, 2020, TII paid its bank loan to MUFG Bank amounting to US$6.7 million or equal to Rp101 billion.

d.	In January 2020, the Company received tax refunds for VAT for fiscal periods February and August 2011 and January to December 2017 amounting to Rp29.6 billion and Rp747 billion, respectively.

e.

On March 31, 2020, the Government issued Government Regulation in Lieu of the Republic of Indonesia Number 1 Year 2020 which stipulates, among others, reduction to the tax rates for corporate income tax payer and permanent establishments entities from previously 25% to become 22% for fiscal years 2020 and 2021 and 20% starting fiscal year 2022 and onwards, and further reduction of 3% for corporate income tax payers that fulfill certain criteria.

The new tax rates will be used as reference to measure the current and deferred tax assets and liabilities starting from fiscal year 2020.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

38.SUBSEQUENT EVENT (continued)

f.

Since the beginning of 2020, the spread of the COVID-19 pandemic has an impact on business activities and economic growth in Indonesia, due to restrictions on social activities. In this case, the Government has taken a number of policies to respond and anticipate the effects of this pandemic. Group has determined that this event is a non-adjusted event after the reporting period, so that these consolidated financial statements are not adjusted to the COVID-19 pandemic impact because the Government's handling process is still ongoing and cannot be determined for a period of time, so specific impacts such as on business, the revenue and recoverable value of the Group's assets and liabilities cannot be determined reliably.

 The Company’s operations have and may continue to be impacted by the outbreak of COVID-19 virus which started in China and subsequently spread to other countries including Indonesia. The effect of COVID-19 virus to the global and Indonesian economy include effect to economic growth, decline in capital markets, increase in credit risk, depreciation of foreign currency exchange rates and disruption of business operation. The future effect of the outbreak of COVID-19 virus to Indonesia and the Company are unclear at this time. A significant rise in the number of COVID-19 virus infections or prolongation of the outbreak may affect Indonesia and the Company. The Company is presently evaluating and has not yet determined the effects of COVID-19 virus on its financial statements.

As of the completion date of these financial statements, there has been decline in the Composite Stock Price Index (“CSPI”) and in Rupiah foreign currency exchange rates which partially due to impact of COVID-19 virus.

To address the above conditions, management has conducted and plans to do the following:

 i.   Adjust some programs and initiatives in order to deliver services to customers by accelerating sales digitalization to ensure product and service availability.

 ii.   Maintaining the Company's cash flow to be positive and mitigate foreign exchange fluctuation.

 iii.  Intensify cost leadership by prioritizing programs and initiatives.

 iv.  Ensure IT system and networks readiness to deliver optimal customers experiences.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

39.SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN PSAK AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

These are summary of significant differences between PSAK and IFRS for the year 2019.

Impact of significant differences between PSAK and IFRS on consolidated statements of financial position as of December 31, 2019 were as follows:

	Reference	PSAK	RECONCILIATION	IFRS
ASSETS

Cash and cash equivalents	d	18,242	(1)	18,241
Trade receivables - net provision for
impairment of receivables
Related parties	b,c,d	1,792	(51)	1,741
Third parties	b,c,d	10,005	(730)	9,275
Contract asset	c	-	629	629
Other receivables - net of provision for
impairment of receivables	d	292	(36)	256
Contract cost	c	-	534	534
Other current assets	d,e	6,652	(1,150)	5,502
Total Current Assets		41,722	(805)	40,917

Long-term investments	d	1,944	255	2,199
Property and equipment - net of accumulated depreciation	a,e	156,973	(3,799)	153,174
Right-of-use asset	e	-	20,893	20,893
Deferred tax assets - net	c,d,e	2,898	(119)	2,779
Contract asset	c	-	315	315
Contract cost	c,d	-	651	651
Other non-current assets	e	11,225	(3,542)	7,683
Total Non-Current Assets		179,486	14,654	194,140

TOTAL ASSETS		221,208	13,849	235,057

LIABILITIES AND EQUITY

Trade payables
Related parties	b	819	1,423	2,242
Third parties	b	13,078	(1,445)	11,633
Accrued expenses	e	13,736	(975)	12,761
Unearned income - current	c	7,352	(7,352)	-
Contract liabilities	c	-	7,430	7,430
Current maturities of long term borrowings	e	9,510	3,899	13,409
Total Current Liabilities		58,369	2,980	61,349

Deferred tax liabilities - net	c,d,e	1,230	(26)	1,204
Unearned income - net of current portion	c	803	(803)	-
Contract liabilities	c	-	805	805
Other liabilities	e	543	(55)	488
Long term borrowings - net of current maturities	d,e	33,869	10,974	44,843
Total Non-Current Liabilites		45,589	10,895	56,484

TOTAL LIABILITIES		103,958	13,875	117,833

EQUITY
Additional paid-in capital	f	2,711	(734)	1,977
Other equity	d	408	(186)	222
Retained earnings	c,d,e	91,489	1,155	92,644
Net equity attributable to owners of the parent company		99,561	235	99,796
Non-controlling interest	c,d,e	17,689	(261)	17,428
TOTAL EQUITY		117,250	(26)	117,224

TOTAL LIABILITIES AND EQUITY		221,208	13,849	235,057

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

39.SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN PSAK AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (continued)

Impact of significant differences between PSAK and IFRS on consolidated statements of profit or loss and other comprehensive income for the year ended December 31, 2019 were as follows:

	Reference	PSAK	RECONCILIATION	IFRS

REVENUES	c	135,567	(10)	135,557

Operation, maintenance and telecommunication
service expenses	c,e	(42,226)	4,773	(37,453)
Depreciation and amortization expenses	a,e	(23,178)	(4,026)	(27,204)
General and administrative expenses	d	(6,696)	489	(6,207)
Marketing expenses	c	(3,724)	308	(3,416)
Gains (losses) on foreign exchange - net	d	(86)	(3)	(89)
Other income - net	d	826	69	895

OPERATING PROFIT		42,394	1,600	43,994

Finance income	e	1,092	3	1,095
Finance cost	c,e	(4,240)	(1,212)	(5,452)

PROFIT BEFORE INCOME TAX		37,908	391	38,299

INCOME TAX (EXPENSE) BENEFIT		(10,316)	(123)	(10,439)

PROFIT FOR THE YEAR		27,592	268	27,860

OTHER COMPREHENSIVE INCOME
Other comprehensive income to be reclassified to profit
or loss in subsequent periods:
Change in fair value of available-for-sale financial assets	d	6	3	9
Other comprehensive income (losses) - net		(2,192)	3	(2,189)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		25,400	271	25,671

Profit for the year attributable to:
Owners of the parent company		18,663	405	19,068
Non-controlling interests		8,929	(137)	8,792
		27,592	268	27,860
Total comprehensive income for the year attributable to:
Owners of the parent company		16,624	405	17,029
Non-controlling interests		8,776	(134)	8,642
		25,400	271	25,671
BASIC EARNING PER SHARE
(in full amount)
Net income per share		188.40	4.09	192.49
Net income per ADS (100 Series B shares per ADS)		18,839.68	408.83	19,248.51

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

39.SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN PSAK AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (continued)

a.	Land rights

Under PSAK, land rights are recorded as part of property and equipment and are not amortized, unless there is indication that the extension or renewal of land rights is not expected to be or will not be received. Costs incurred to process the extension or renewal of land legal rights are recognized as intangible assets and amortized over the shorter of the term of the land rights or the economic life of the land.

Under IFRS, land rights are accounted for as finance lease and presented as part of right-of-use assets. Land rights are amortized over the lease term.

b.	Related party transactions

Under Bapepam-LK Regulation No. VIII.G.7 regarding the Presentation and Disclosures of Financial Statements of Issuers or Public Companies, a government-related entity is an entity that is controlled, jointly controlled, or significantly influenced by a government. Government in this context is the Ministry of Finance or the Local Government, as the shareholder of the entity.

Under IFRS, a government-related entity is an entity that is controlled, jointly controlled, or significantly influenced by a government. Government in this context refers to the Government of Indonesia, Government agencies, and similar bodies whether local, national, or international.

c.	Revenue and expense recognition

Under PSAK, for sale of goods, revenue is recognized when entity has transferred all risk of goods to the customer and entity no longer has effective control over the goods. As for services, revenue is recognized when the amount of revenue can be measured reliably and the level of completion of a transaction at the end of the reporting period can be measured reliably. Expenses recognized as incurred.

Under IFRS, revenue is recognized when control of a product or service is transferred to the customer. Revenue is measured according to the value of the expected consideration in a contract with a customer. In addition, whoever fulfill its obligation, the entity presents contracts in the statement of financial position as contract asset or contract liabilities, depend on performance and customer’s payment. Entity presents unconditional right to consideration separately as receivables.

IFRS required recognition of incremental cost to obtain and fulfill the contract as assets with several conditions.

d.	Financial instruments

Under PSAK, financial assets are classified based on management intention. Provision of impairment on financial assets is recognized using the incurred loss method, which is its formed when the quality of financial assets has decreased.

Under IFRS, financial assets are classified based on business model of entity and characteristic of contractual cash flows from financial assets. Provision of impairment on financial assets is recognized using the expected credit loss method, which is its formed as long as the financial assets is owned by the Company and started from the financial assets is acquired.

These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and For the Year Then Ended

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

39.SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN PSAK AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (continued)

e.	Lease

PSAK requires lessor and lessee to classify leases as finance leases or operating leases and to record the two types of leases differently.

Under IFRS, leases are categorized as operating lease if it meets two conditions: short-term lease and lease for which the underlying asset is low of value. The adoption of IFRS 16 will lead to an increase in right-of-use assets and financial liabilities on the statement of financial position of the lessee, while Earnings before Interest, Tax, Depreciation, and Amortization (EBITDA) of the lessee increases as well. Whereas lessor continues to classify leases as finance leases or operating leases and record the two types of leases differently.

f.	Difference in entities under common control restructuring transactions

According to PSAK, the difference between restructuring transactions between entities under common control is included in the grouping of additional paid-in capital in equity. Meanwhile, according to IFRS, the difference in restructuring transactions between entities under common control is included in the grouping of retained earnings.

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

Pusat Pengelolaan Program Kemitraan dan

Program Bina Lingkungan

(Community Development Center)

Financial statements as of December 31, 2019

for the year then ended

with independent auditors’ report

STATEMENTS OF SENIOR GENERAL MANAGER

REGARDING THE RESPONSIBILITY FOR

THE FINANCIAL STATEMENTS AS OF AND FOR YEAR THEN ENDED-

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN DAN BINA

LINGKUNGAN (COMMUNITY DEVELOPMENT CENTER)

No: Tel.39/KU000/CDC-A1010000/2020

We, the undersigned:

Name	: Sindhu Aryanto
Office Address	: Jl. Gatot Subroto Kav 52 Jakarta
Telephone	: 021-5202173
Position	: Senior General Manager Community Development Center

State that:

1.

We are responsible for the preparation and presentation of Financial Statements of the Pusat Pengelolaan Program Kemitraan dan Bina Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (“CDC”);

2.	Financial statements CDC as of December 31, 2018 and for the year then ended have been prepared and presented in accordance with Non-Publicly Accountable Financial Accounting Standards;
3.	a.	All information in the CDC’s Financial Statements has been fully and correctly disclosed;
	b.	The CDC’s Financial Statements do not contain misleading material information or fact, and do not omit material information and fact;
4.	We are responsible for the CDC’s internal control

The Statement letter is made truthfully.

Jakarta, January 29, 2020

Senior General Manager CDC

/s/ Sindhu Aryanto

Sindhu Aryanto

NIK.660403

The original report included herein is in Indonesian language.

Independent Auditors’ Report

Report No. 00073/2.1032/AU.2/11/0687-3/1/I/2020

The Shareholders and Boards of Commissioners and Directors Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk

Management of Pusat Pengelolaan Program Kemitraan dan Program Bina Lingkungan (Community Development Center) Perusahaan Perseroan (Persero) PT Telekomunikasi
Indonesia Tbk

We have audited the accompanying financial statements of Pusat Pengelolaan Program Kemitraan dan Program Bina Lingkungan (Community Development Center) Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (“CDC”), which comprise of statement financial position as of December 31, 2019, and the statements of activities and cashflows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

CDC’s management is responsible for the preparation and fair presentation of these financial statements in accordance with the Non-Publicly Accountable Entities Financial Accounting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Standards on Auditing established by the Indonesian Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

The original report included herein is in Indonesian language.

Independent Auditors’ Report (continued)

Report No. 00073/2.1032/AU.2/11/0687-3/1/I/2020 (continued)

Auditors’ responsibility (continued)

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.  In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion

Opinion

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Pusat Pengelolaan Program Kemitraan dan Program Bina Lingkungan (Community Development Center) Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk as of December 31, 2019, and the results of its financial performance and cash flows for the year then ended in conformity with the Non-Publicly Accountable Entities Financial Accounting Standards.

Purwantono, Sungkoro & Surja

Agung Purwanto

Public Accountant Registration No. AP.0687

January 29, 2020

The original financial statements included herein are in Indonesian language.

DECEMBER 31, 2019

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk

PUSAT PENGELOLAAN PROGRAM KEMITRAAN

DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

AND FOR THE YEAR THEN ENDED

************************

The original financial statements included herein are in Indonesian language.

, 2019

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN

DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

STATEMENT OF FINANCIAL POSITION

DECEMBER  31, 2019

(Expressed in Rupiah)

	Notes	December 31, 2019	December 31, 2018
ASSETS
Cash and Cash Equivalents	2b,4	14,525,142,171	20,068,938,465
Loan to Foster Partners net of allowance for impairment losses of Rp81,795,878,437 (2018: Rp148,890,837,074)	2c,2d,5a, 5b	369,443,464,198	393,084,904,469
Troubled Loan net of allowance for impairment losses of Rp191,854,175,051 (2018: Rp140,272,599,646)	2f,6	-	-
TOTAL ASSETS		383,968,606,369	413,153,842,934
LIABILITIES AND NET ASSETS
LIABILITIES
Payables and Other Current Liabilities	2i,7	381,445,366	1,849,561,725
Overpayment of Installments	2h,8	1,032,569,993	1,535,366,391
TOTAL LIABILITIES		1,414,015,359	3,384,928,116
NET ASSETS
Unrestricted Net Assets	2j,9	382,554,591,010	409,768,914,818
Total net assets		382,554,591,010	409,768,914,818
TOTAL LIABILITIES AND NET ASSETS		383,968,606,369	413,153,842,934

The accompanying notes form an integral part of these financial statements

1

The original financial statements included herein are in Indonesian language.

Period December 31, 2019

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN

DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

STATEMENT OF ACTIVITIES

For Period December 31, 2019

(Expressed in Rupiah)

		Year Ended December 31,
	Notes	2019	2018
CHANGES IN UNRESTRICTED NET ASSETS
REVENUE
Revenue from Foster SOE	10	-	-
Loan Administration Service Income	11	7,285,283,764	13,211,057,850
Interest Income on:
Partnership Program	12	603,798,993	541,735,636
Community Development Program	12	18,655,412	1,676,136,071
Other Income		2,779,678	27,201,239
TOTAL REVENUE		7,910,517,847	15,456,130,796
EXPENSES
Fund transferred to Other Foster SOE	13	25,000,000,000	-
Fostering Partnership Funds Community Development	14	18,281,336,771	27,993,625,616
Funds Distribution	15a	7,356,888,116	105,882,480,777
(Recovery) Allowance for Impairment of Loan, net		(15,513,383,232)	17,618,965,548
TOTAL EXPENSES		35,124,841,655	151,495,071,941
DECREASE IN UNRESTRICTED NET ASSETS FOR THE YEAR		(27,214,323,808)	(136,038,941,145)
RESTRICTED NET ASSETS FOR THE YEAR		-	-
DECREASE IN NET ASSETS FOR THE YEAR		(27,214,323,808)	(136,038,941,145)
NET ASSETS AT BEGINNING OF YEAR		409,768,914,818	545,807,855,963
NET ASSETS AT END OF YEAR		382,554,591,010	409,768,914,818

The accompanying notes form an integral part of these financial statements

2

The original financial statements included herein are in Indonesian language.

December 31, 2019

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN

DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

STATEMENT OF CASH FLOWS

For Period December 31, 2019

(Expressed in Rupiah)

	Year Ended December 31,
	2019	2018
OPERATING ACTIVITIES
Decrease in Net Assets for the year	(27,214,323,808)	(136,038,941,145)
Adjustments
Allowance for impairment of loan, net	(15,513,383,232)	10,578,785,690
Reversal of administration service income due to loan reconditioning process	-	7,040,179,858
Change in asset and liability
Loan to Fosters Partners	39,154,823,503	17,128,015,884
Refund of overpayment of installments	(502,796,398)	945,466,018
Payments of payables and other current liabilities	(1,468,116,359)	(2,176,951,109)
NET CASH FLOWS USED TO OPERATING ACTIVITIES	(5,543,796,294)	(102,523,444,804)
DECREASE IN CASH AND CASH EQUIVALENTS	(5,543,796,294)	(102,523,444,804)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	20,068,938,465	122,592,383,269
CASH AND CASH EQUIVALENTS AT END OF YEAR	14,525,142,171	20,068,938,465

The accompanying notes form an integral part of these financial statements

3

The original financial statements included herein are in Indonesian language.

, 2019 and

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN

DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2019 and

Year then Ended

(Expressed in Rupiah)

1.	INFORMATION OF COMMUNITY DEVELOPMENT CENTER UNIT

	a.	Establishment and General Information

Pusat Pengelolaan Program Kemitraan dan Program Bina Lingkungan (Community Development Center) (“CDC”) was established by Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (“Foster SOE”) based on Decree of the Directors No. 61/PS150/CTG-10/2003 regarding Establishment of Organization of Pusat Pengelolaan Program Kemitraan dan Program Bina Lingkungan (Community Development Center). This Decree of the Directors has been ammended several times. The latest amendment was under Decree of the Directors No. KD. 12/PS150/COPB0030000/ 2008 dated February 5, 2008 regarding Organization of Pusat Pengelolaan Program Kemitraan dan Program Bina Lingkungan (Community Development Center).

CDC was established as an implementation from the Decree of Minister of State-Owned Enterprises (“SOE”) No. KEP-236/MBU/2003 dated June 17, 2003 regarding SOE’s Partnership Program and Small Enterprises and Community Development Program. The Decree of Minister SOE was based on The Law of Republic of Indonesia No. 19 Tahun 2003 regarding allowance from profit to develop small/cooperative business and community development.

On April 27, 2007, Ministry of SOE issued PER-05/MBU/2007 replaced the Decree of Minister of SOE No. KEP-236/MBU/2003. As an implementation of PER-05/MBU/2007, the Directors of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk issued Decree of the Directors No. KD. 30/PR000/COP-B0030000/2007 dated June 6, 2007 regarding Management of Partnership Program and Community Development Program which then is amended by Decree of the Directors No. KD.21/PR0000/COP-B0030000/2010 dated April 19, 2010 regarding Management of Partnership Program and Community Development Program.

4

The original financial statements included herein are in Indonesian language.

, 2019 and

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN

DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2019 and

Year then Ended

(Expressed in Rupiah)

1.	INFORMATION OF COMMUNITY DEVELOPMENT CENTER UNIT (continued)

	a.	Establishment and General Information (continued)

PER-05/MBU/2007 has been amended for several times including the amendment on September 10, 2013, Minister of SOE issued PER-08/MBU/2013 regarding the fourth amendment of regulation of Ministry of SOE No. PER-05/MBU/2007 regarding SOE Partnership Program with Small Business and Community Development Program. On May 22, 2015, Minister of SOE issued regulation No: PER-07/MBU/2015 regarding SOE Partnership Program with Small Business and Community Development Program replaced PER-05/MBU/2007.

On July 3, 2015, Ministry of SOE issued PER-09/MBU/07/2015 replaced the Decree of Minister of SOE No. PER-07/MBU/2015.

On December 19, 2016 Ministry of SOE issued PER-03/MBU/12/2016 regarding the Amendments to Regulation of Ministry of SOE No: PER-09/MBU/07/2015.

On July 5, 2017 Ministry of SOE issued PER-02/MBU/07/2017 as second amendment of Ministry Regulation of SOE No: PER-09/MBU/07/2015.

Head office of CDC is domiciled in Head office of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (“Telkom”), Jend Gatot Subroto Kav 52 Jakarta. Community Development (“CD”) Regional and CD Witel is domiciled in Regional Division Office (“Divre”) and Witel Office (“Witel”) Telkom which spread all over Indonesia.

5

The original financial statements included herein are in Indonesian language.

, 2019 and

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN

DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2019 and

Year then Ended

(Expressed in Rupiah)

1.	INFORMATION OF COMMUNITY DEVELOPMENT CENTER UNIT (continued)

	b.	Primary Activities

The primary activities of CDC in Partnership Program and Community Development Program (“PKBL”) include the following activities:

		1)	Distribution of funds to finance working capital loans and or purchase of fixed assets to increase production and sales.

		2)	Additional loan distribution to finance the short-term funding requirements for the operations of the Foster Partners to fulfill orders from the business partner of the Foster Partners.

		3)	Community development donation funds is used for purposes that benefit the community in the areas of business in the form of assistance for:

			a.	Natural disaster victims
			b.	Education and/or training
			c.	Health improvement
			d.	Developments of infrastructure and/or public facilities
			e.	Places of worship
			f.	Nature conservation
			g.	Civil society in order for poverty alleviation

		4)	Reporting of PKBL activities.

	c.	Funding Resources

Source of CDC’s funding is derived from budget which has been decided as part of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk expenses as Fosters SOE and fund development program.

6

The original financial statements included herein are in Indonesian language.

, 2019 and

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN

DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2019 and

Year then Ended

(Expressed in Rupiah)

1.	INFORMATION OF COMMUNITY DEVELOPMENT CENTER UNIT (continued)

	d.	Management Structure

Management Structure of CDC as of December 31, 2019 and 2018 is as follows:

December 31,
	2019	2018
Senior General Manager	Shindu Aryanto	Shindu Aryanto
Supporting Management:
Senior Manager of Planning and Controlling	M. Wahyudi	M. Wahyudi
Senior Manager of Finance	Haris Widjanarko	Haris Widjanarko
Senior Manager of Partnership Program	Romles Simanjuntak	Romles Simanjuntak
Senior Manager of Community Development Program	Hery Susanto	Hery Susanto

Based on KD.21/PR000/COP-B0030000/2010 regarding Management of Partnership Program and Community Development Program which was amended by PD.702.00/r.00/PR000/ CDC- A1040000/2015 tanggal 10 Desember 2015 regarding Management of Partnership Program and Community Development Program, CDC is supervised by the Director of Human Capital Management (HCM). As of December 31, 2019 and 2018, the Director of HCM is Mr. Edi Witjara and Mr. Herdy Rosadi Harman, respectively.

Number of employees as of December 31, 2019 and 2018 is as follows:

	December 31,
	2019	2018
CDC Corporate	26	27

All employees are employees who earn salaries and other benefits from Foster SOE so that the implementation of Employee Benefits (PSAK No. 24) is implemented by and charged to Telkom.

Witholding and payment for income tax Article 21 of Foster SOE employee who is assigned at CDC are performed by Foster SOE.

e.	Authorization of the Issuance of Financial Statement

The financial statements were completed and authorized for issuance by CDC Management on January 29, 2020.

7

The original financial statements included herein are in Indonesian language.

, 2019 and

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN

DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2019 and

Year then Ended

(Expressed in Rupiah)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting principles which are applied consistently in the preparation of the financial statements for the years ended December 31, 2019 and 2018 are as follows:

	a.	Basis of Preparation of Financial Statements

The financial statement is prepared based on Non - Publicly Accountable Entities Financial Accounting Standards (SAK ETAP) that was issued by The Financial Accounting Standard Board - Indonesian Institute of accountants.

The implementation of SAK ETAP in the preparation of the financial statement is based on Minister of SOE Circular Letter No: SE-02/MBU/Wk/2012 dated February 23, 2012 regarding Determination Guidance of Accounting Standard for Partnership Program and Community Development that starting from 2012.

The financial statements are prepared on the accrual basis, except for certain accounts that are prepared based on other measurement as explained in related accounting policy.

The statements of cash flows are presented using the indirect method, presenting cash receipt and payment and cash equivalents that are classified into operating, investing and financing activities.

The financial reporting period of CDC is January 1 - December 31.

Amounts in the financial statements are presented in Rupiah which also represents its functional currency.

	b.	Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and in banks, and unrestricted time deposits with maturities of three months or less since placement date.

8

The original financial statements included herein are in Indonesian language.

, 2019 and

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN

DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2019 and

Year then Ended

(Expressed in Rupiah)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

	c.	Loan

Loan are initially measured based on fair values and subsequently measured at amortized cost, after deducted by allowance for impairment losses. The allowance for impairment is based on Management’s evaluation on the collectibility of these loans.

Loan to Other Foster SOE or Distribution Partners represents loans given to PKBL unit or Distributing Partners as synergy form among PKBL units.

Loan to foster partners are recognized in the amount of principal and administration service income earned as agreed in the contract. Administration service income are recorded as loan to foster partners and as revenues on accrual basis for loans classified as current and substandard loan.

Loan to foster partners and Other Foster SOE or Distributing Partners are presented in statement of financial position as a current asset at its realizable value although the agreed repayment of loan may be more than one year after reporting period.

The classification of loan based on its collectibility are as follows:
i.

Current represents principal installment and administration service income payment are paid on time or those late payments of maximum 30 (thirty) days from the payment due date as agreed with the agreement.

9

The original financial statements included herein are in Indonesian language.

, 2019 and

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN

DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2019 and

Year then Ended

(Expressed in Rupiah)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

	c.	Loan (continued)

ii.

Substandard when late payment of principal and/or administration service income payment are between 30 (thirty) days and 180 (one hundred and eighty) days from the payment due date of installment as agreed in the agreement.

iii.

Doubtful when late payment of principal and/or administration service income payment are between 180 (one hundred and eighty) days and 270 (two hundred and seventy) days from the payment due date of installment as agreed in the agreement.

		iv.	Loss when late payment of principal and/ or administration service income payment over 270 (two hundred and seventy) days from the payment due date of installment as agreed in the agreement.

	d.	Allowance for Impairment of Loan

Allowance for impairment of loan represents allowance for doubtful loan. This allowance is calculated based on the Management’s CDC estimation of their collectibility.

CDC firstly determines whether there is objective evidence that there is impairment, individually for significat loan or collectively for loan which are insignificant. If CDC decides that there is no objective evidence of individual impairment, regardless those loans are significant or insignificant, CDC classifies these loan as having similar credit risk characteristics and determining the impairment collectively.

10

The original financial statements included herein are in Indonesian language.

, 2019 and

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN

DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2019 and

Year then Ended

(Expressed in Rupiah)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

	d.	Allowance for Impairment of Loan (continued)

Allowance for impairment of loan is calculated based on estimated uncollectible loss, which collectively based on specific percentage of available historical collectibility rate (2 years of historical data at minimum). Loan which are impaired individually and of that losses are recognised, are not included in the collective impairment evaluation.

	e.	Fixed Asset Not in Use

Fixed asset is recognized at their historical costs less accumulated depreciation and loss from impairment. Fixed asset is depreciated using straight-line method based on the estimated useful life and depreciation rate as follow:

Asset type	Depreciation Rate	Useful Life
Computer	50%	2
Office equipment	50%	2

Fixed assets that can not be used or operated due to damaged or other reasons are classified as fixed assets not in use.

All fixed assets are not in use. Therefore, such fixed assets classified as fixed assets not in use.

As of December 31, 2019 and 2018, net book value of fixed asset is zero.

In relation to fixed assets not in use with zero book value, SGM CDC has submitted a Letter No: Tel. 243/KU710/CDC-A1000000/2012 dated November 19, 2012 to the Ministry of SOE requesting for Approval to write-off PKBL Telkom Unit’s fixed assets. However, until the completion date of the financial statements, an approval has not been received.

11

The original financial statements included herein are in Indonesian language.

, 2019 and

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN

DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2019 and

Year then Ended

(Expressed in Rupiah)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

	f.	Troubled Loan

Troubled loan represents loss loan which has been attempted to be recovered by rescheduling and reconditioning but cannot be recovered. Troubled loan will be represented at loan principal value with 100% of troubled loan balance.

The procedures to write-off the troubled loan adhere to Regulation of Ministry.

	g.	Accrued Expenses

Accrued expenses are expenses that must be paid by CDC which occur due to service received in the current period, but no payment has been made until end of accounting period.

	h.	Overpayment of Installments

Overpayment of installments represents repayment from foster partners which exceeds its loan balance. This overpayment is recognized and presented as liability when the installment is received.

Overpayment of installment from each Foster Partners to maximum amount of Rp100,000 is recognized as Partnership Program Other Income, based on Decree of the Human Capital Management Director Number:  PR.702.01/r.00/PR000/CDC-A1040000/2018 dated on February 26, 2018 regarding Operational Guidelines of Partnership Program and Community Development Program.

	i.	Payables and Other Current Liabilities

Payables and other current liabilities are recognized when transactions occur or when contract are completed and recognized based on transaction amount or contracts.

12

The original financial statements included herein are in Indonesian language.

, 2019 and

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN

DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2019 and

Year then Ended

(Expressed in Rupiah)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

	j.	Net Assets

Net assets are classified into restricted net assets and unrestricted net assets. Restricted net assets represent assets that can only be utilized limited to spesific program purpose. Unrestricted net assets represent assets that can be utilized without being limited for specific purposes.

	k.	Revenue and Expense

Revenue

Revenue is recognized in the statement of activities based on accrual basis.

Loan Administration Service Income

Administration service income is measured and recognized as incurred as stated in the contract for current and substandard loan.

Interest income

Interest income is recognized based on accrual basis. Interest income is measured and recorded based on stipulated amount determined.

Expense

Expense is recognised as incurred.

Fund transferred to other Foster SOE is reconized when the funds are transferred.

Fostering partnership funds are recognized when the funds are distributed.

	i.	Taxation
Tax transactions in relation to CDC are charged to CDC and reported by Foster SOE.

13

The original financial statements included herein are in Indonesian language.

, 2019 and

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN

DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2019 and

Year then Ended

(Expressed in Rupiah)

3.	ACCOUNTING JUDGEMENTS, ESTIMATION, AND ASSUMPTION

	a.	Judgements

The determination of functional currency

CDC’s functional currency is currencies from premier economic environment where CDC operates. The related currency is currency that gives influence to revenues and expenses from services given. CDC determines that their functional currency is Rupiah.

Allowance for impairment of loan

If there is objective evidence that losses because of impairment has incurred on loan, CDC estimates an allowance for impairment loss of those loan specifically identified as uncollectible. The allowance examined by Management based several factors influencing of loan collectibility.

CDC uses judgements based on available facts and situations, including but not limited to, CDC’s period of relationship with foster partners and foster partner’s loan quality status (Notes 5 and 6).

	b.	Estimations and Assumptions

Allowance for impairment of loan

CDC uses judgement based on best facts available to recognize individual allowance for foster partners and distributing partners to adjust the individual loan to its realizable amount. This individual allowance will be assessed if there is additional information received which affect the estimated amount.

14

The original financial statements included herein are in Indonesian language.

, 2019 and

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN

DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2019 and

Year then Ended

(Expressed in Rupiah)

3.	ACCOUNTING JUDGEMENTS, ESTIMATION, AND ASSUMPTION (continued)

	b.	Estimations and Assumptions (continued)

Allowance for impairment of loan (continued)

CDC also assesses the allowance for impairment loss collectively, grouped by the same loan risks, regardless requires individually identified of allowance, have higher uncollectible risk compare to loan provided to other foster partners. Allowance for impairment of loan is measured based on the evaluation of current value and historical rate of loan collectability.

Allowance for impairment of loan is recognised based on the estimation of uncollectible amount, which is done collectively based on a specific percentage of the two-year-minimum historical rate of loan collectibility. This allowance is adjusted periodically to reflect actual result and estimation (Notes 5 dan 6).

4.	CASH AND CASH EQUIVALENTS

	December 31,
	2019	2018
Partnership Program
Cash in Bank:
PT Bank Mandiri (Persero) Tbk	2,703,357,258	8,884,306,252
PT Bank Negara Indonesia (Persero) Tbk	3,821,784,913	2,786,700,883
	6,525,142,171	11,671,007,135
Time deposit:
PT Bank Mandiri (Persero) Tbk	8,000,000,000	-
Total Cash and Cash Equivalents Partnership Program	14,525,142,171	11,671,007,135
Community Development Program
Cash in Bank:
PT Bank Mandiri (Persero) Tbk	-	8,397,931,330
Total Cash and Cash Equivalents of Community Development	-	8,397,931,330
Total Cash and Cash Equivalents	14,525,142,171	20,068,938,465

15

The original financial statements included herein are in Indonesian language.

, 2019 and

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN

DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2019 and

Year then Ended

(Expressed in Rupiah)

5.	LOAN TO FOSTER PARTNERS

	a.	Loan to Foster Partners Classified by CD Regional

	December 31,
	2019	2018
Loan to Foster Partners
CD Corporate	-	25,500,000
CD Regional I Sumatera	94,133,867,110	113,871,385,204
CD Regional II DKI Jakarta & Banten	65,092,351,944	85,299,807,412
CD Regional III Jabar	59,395,805,722	78,507,827,671
CD Regional IV Jateng & DIY	58,432,087,426	63,609,003,118
CD Regional V Jatim & Madura	84,582,079,769	99,029,914,997
CD Regional VI Kalimantan	47,509,629,418	54,698,337,180
CD Regional VII Kawasan Timur Indonesia	42,093,521,246	46,933,965,961
Total	451,239,342,635	541,975,741,543
Allowance for Impairment of Loan	(81,795,878,437)	(148,890,837,074)
Total Loan to Foster Partners - Net	369,443,464,198	393,084,904,469

b.	Loan to Foster Partners Classified by Business Sector

	December 31,
	2019	2018
Trading	243,346,572,720	291,437,230,072
Industry	90,754,215,186	105,052,250,745
Service	75,272,002,871	89,978,658,457
Farming	15,890,754,771	20,248,955,950
Fishing	9,605,724,611	14,265,479,694
Agriculture	9,123,029,711	10,524,680,011
Plantation	6,077,781,024	8,972,516,925
Others	1,169,261,741	1,495,969,689
Total	451,239,342,635	541,975,741,543
Allowance for Impairment of Loan	(81,795,878,437)	(148,890,837,074)
Total Loan to Foster Partners - Net	369,443,464,198	393,084,904,469

Management believes that the balance of allowance for impairment of loan is adequate to cover losses from the uncollectible loan.

16

The original financial statements included herein are in Indonesian language.

, 2019 and

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN

DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2019 and

Year then Ended

(Expressed in Rupiah)

5.	LOAN TO FOSTER PARTNERS (continued)

	b.	Loan to Foster Partners Classified by Sector (continued)

Included in loan receivable to foster partner is balance of additional loan receivable. Additional loan is distributed to finance the short-term funding requirements for the business operations.

	c.	Loan Administration Service Income

Since 2008, the percentage of administration service income of loan for partnership program was based on the Decree on article 12 (2) of The Regulation of SOE Ministry No: PER-05/MBU/2007 dated April 17, 2007, which is 6% per annum from the principal of the loan.

Based on PER-09/MBU/07/2015 dated July 3, 2015, administration service income was determined by 6% per annum from the opening balance of the loan.

Based on PER-02/MBU/07/2017 dated July 5, 2017, administration service income was determined by 3% per annum from the opening balance of the loan.

	d.	Allowance for Impairment of Loan to Foster Partners

Movement of allowance for impairment of loan is as follow:

	December 31,
	2019	2018
Beginning balance	148,890,837,074	163,459,565,255
(Reversal) Additional - net	(15,513,383,232)	17,618,965,548
Reclassification as troubled loan	(51,581,575,405)	(32.187.693.729)
Ending Balance	81,795,878,437	148,890,837,074

17

The original financial statements included herein are in Indonesian language.

, 2019 and

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN

DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2019 and

Year then Ended

(Expressed in Rupiah)

5.	LOAN TO FOSTER PARTNERS (continued)

	d.	Allowance for Impairment of Loan to Foster Partners (continued)

December 31, 2019
Loan Quality	Loan Aging (from maturity date)	Loan Balance	Allowance %	Accumulated Allowance	Movement
Foster Partners
Collective assessment
Current	< 30 days	296,500,009,746	1.00%	2,965,000,097	71,510,921
Substandard	> 30 days < 180 days	58,582,300,244	4.65%	2,724,076,961	(1,059,476,314)
Doubtful	> 180 days < 270 days	22,081,752,496	9.20%	2,031,521,230	(1,590,001,211)
Loss	> 270 days	73,974,853,269	100.00%	73,974,853,269	(64,617,418,913)
Sub total		451,138,915,755		81,695,451,557	(67,195,385,517)
Troubled
Foster Partner		182,577,018,868	100.00%	182,577,018,868	51,581,575,405
Other Foster SOE/ Distributing Partners		9,277,156,183	100.00%	9,277,156,183	-
Sub total		191,854,175,051		191,854,175,051	51,581,575,405
Individual assessment
Additional Loan Foster Partners
Loss		100,426,880	100.00%	100,426,880	100,426,880
Total		643,093,517,686		273,650,053,488	(15,513,383,232)

December 31, 2018
Loan Quality	Loan Aging (from maturity date)	Loan Balance	Allowance %	Accumulated Allowance	Movement
Foster Partners
Collective assessment
Current	< 30 days	321,498,797,352	0.90%	2,893,489,176	(2,645,961,941)
Substandard	> 30 days < 180 days	54,518,058,712	6.94%	3,783,553,275	(3,475,294,634)
Doubtful	> 180 days < 270 days	27,291,050,797	13.27%	3,621,522,441	(2,551,728,323)
Loss	> 270 days	2,023,033,302	100.00%	2,023,033,302	(142,464,982,163)
Sub total		405,330,940,163		12,321,598,194	(151,137,967,061)
Troubled			100.00%
Foster Partner		130,995,443,463	100.00%	130,995,443,463	25,207,513,871
Other Foster SOE/ Distributing Partners		9,277,156,183		9,277,156,183	(60,000,000)
Sub total		140,272,599,646		140,272,599,646	25,147,513,871
Individual assessment
Additional Loan Foster Partners
Current		75,562,500	0.00%	-	-
Regulars Loan Foster Partners
Current		39,662,972,850	100.00%	39,662,972,850	39,662,972,850
Substandard		29,794,185,059	100.00%	29,794,185,059	29,794,185,059
Doubtful		28,634,895,250	100.00%	28,634,895,250	28,634,895,250
Loss		38,477,185,721	100.00%	38,477,185,721	38,477,185,721
Sub total		136,644,801,380		136,569,238,880	136,569,238,880
Total		682,248,341,189		289,163,436,720	10,578,785,690

18

The original financial statements included herein are in Indonesian language.

, 2019 and

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN

DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2019 and

Year then Ended

(Expressed in Rupiah)

6.	TROUBLED LOAN

Loan to Foster Partners Classified by CD Regional

Troubled loan from foster partners as at December 31, 2019 and 2018 by CD Regional is as follow:

	December 31,
	2019	2018
CD Regional I Sumatera	44,059,404,648	28,662,644,332
CD Regional II DKI Jakarta & Banten	27,498,005,456	12,818,663,373
CD Regional III Jabar	20,671,242,000	16,132,921,943
CD Regional IV Jateng & DIY	12,793,846,304	11,744,160,652
CD Regional V Jatim & Madura	34,429,501,218	22,662,855,049
CD Regional VI Kalimantan	19,052,401,856	16,276,162,716
CD Regional VII Kawasan Timur Indonesia	24,072,617,386	22,698,035,398
	182,577,018,868	130,995,443,463
CD Corporate
PT Sang Hyang Seri (“SHS”)	7,657,387,468	7,657,387,468
Baitul Mal Wal Tamwil (“BMT Hidayah”)	1,619,768,715	1,619,768,715
	9,277,156,183	9,277,156,183
Total	191,854,175,051	140,272,599,646
Allowance for Impairment of Troubled Loan	(191,854,175,051)	(140,272,599,646)
Troubled Loan Distribution - Net	-	-

7.	PAYABLES AND OTHER CURRENT LIABILITIES

Detail of payables and other current liabilities as of December 31, 2019 and 2018 are as follows:

	December 31,
	2019	2018
PT PINS Indonesia	-	963,766,375
PT Enciety Binakarya Cemerlang	-	653,592,500
Others	381,445,366	232.202.850
	381,445,366	1,849,561,725

19

The original financial statements included herein are in Indonesian language.

, 2019 and

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN

DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2019 and

Year then Ended

(Expressed in Rupiah)

8.	OVERPAYMENT OF INSTALLMENTS

	December 31,
	2019	2018
Beginning Balance	1,535,366,391	589,900,373
(Refund to Foster Partners) Additional - net	(502,796,398)	945.466.018
Ending Balance	1,032,569,993	1,535,366,391

9.	NET ASSETS

	December 31,

	2018	2018
Unrestricted Net Assets	382,554,591,010	409,768,914,818
Restricted Net Assets	-	-
Total	382,554,591,010	409,768,914,818

Movement of Net Asset

	December 31,
	2019	2018
Unrestricted Net Asset
Unrestricted Net Asset - Beginning of Year	409,768,914,818	545,807,855,963
Decrease in Unrestricted Net Asset profit	(27,214,323,808)	(136,038,941,145)
Unrestricted Net Asset - End of Year	382,554,591,010	409,768,914,818

10.	REVENUE FROM FOSTER SOE

Fund allocation for the year 2018

Based on the Directors Regulations No: PD.312.09/r.00/ HK230/COP-I3000000/2017 dated December 19, 2017 regarding the Work Plan and Budget has decided that the budget for Community Development Program was Rp87,000,000,000. Such fund has been fully received on January 19, 2018 and returned to Foster SOE on June 4, 2018 based on Minutes of Meeting No: RIS-68/D7/MBU.3/4/2018 dated March 19, 2018 regarding with 2017’s Annual Report of Partnership and Community Development Program.

20

The original financial statements included herein are in Indonesian language.

, 2019 and

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN

DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2019 and

Year then Ended

(Expressed in Rupiah)

11.	LOAN ADMINISTRATION SERVICE INCOME

	Year ended December 31,
	2019	2018
CDC Corporate	-	2,221,261
CD Regional I Sumatera	1,473,195,716	2,462,027,325
CD Regional II DKI Jakarta & Banten	1,106,726,237	1,819,679,698
CD Regional III Jabar	773,876,259	2,230,305,650
CD Regional IV Jateng & DIY	1,008,970,000	1,594,836,111
CD Regional V Jatim & Madura	1,356,352,174	2,403,977,440
CD Regional VI Kalimantan	880,437,038	1,436,312,280
CD Regional VII Kawasan Timur Indonesia	685,726,340	1,261,698,085
Total	7,285,283,764	13,211,057,850

12.	INTEREST INCOME

	Year ended December 31,
	2019	2018
Partnership Program
Current Account	581,695,157	539,368,513
Deposits	22,103,836	2,367,123
Total Interest Income from Partnership Program	603,798,993	541,735,636
Community Development Program
Current Account	18,655,412	1,657,975,341
Deposits	-	18,160,730
Total Interest Income from Community Development Program	18,655,412	1,676,136,071
Total Interest Income	622,454,405	2,217,871,707

13.	FUND TRANSFERRED TO OTHER SOE PARTNER

Based on Minister of SOE Decree Number PER-02/MBU/7/2017 dated July 5, 2017, Foster SOE may provide non - interest bearing loan or grant of fostering partnership fund for small micro and enterprises development, through a Special SOE which will be appointed by Ministry of SOE.

21

The original financial statements included herein are in Indonesian language.

, 2019 and

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN

DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2019 and

Year then Ended

(Expressed in Rupiah)

13.	FUND TRANSFERRED TO OTHER SOE PARTNER (continued)

Through the letter No: S-822/MBU/12/2018 dated December 13, 2018, Minister of SOE has appointed PT Permodalan Nasional Madani (PNM) as a Special BUMN to distribute the partnership program loan. The partnership program fund contribution amount from PT Telekomunikasi Indonesia (Persero) Tbk amounted to Rp25 billion, which has been transferred in September 2019.

14.	FOSTERING PARTNERSHIP FUNDS

	Year ended December 31,
	2019	2018
Development	8,747,490,486	8,264,764,125
Exhibition/ Promotion	5,312,116,084	15,595,132,580
Training	4,221,730,201	4,133,728,911
Total	18,281,336,771	27,993,625,616

15.	COMMUNITY DEVELOPMENT FUNDS DISTRIBUTION

The distribution of 2019’s Community Development Programs used the remaining fund from prior year’s Community Development Program and distribution through Foster SOE.

	a.	Donation distibution using prior year’s Community Development Program

	Year ended December 31,
	2019	2018
Community Development Donation
Education and/or Training Donation	2,093,442,796	31,499,719,150
Improvement for Facility and/or Public Facility	2,090,439,947	22,470,692,510
Religion Facility	1,330,375,000	15,921,606,803
Nature Disaster Victims	1,143,573,962	4,691,682,550
Poverty Alleviatio	386,400,000	24,843,660,416
Healthcare Improvement	298,466,411	6,161,049,348
Natural Preservation	14,190,000	294,070,000
Total Community Development Programs	7,356,888,116	105,882,480,777

22

The original financial statements included herein are in Indonesian language.

, 2019 and

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN

DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2019 and

Year then Ended

(Expressed in Rupiah)

15.	COMMUNITY DEVELOPMENT FUNDS DISTRIBUTION (continued)

	b.	The donation of Community Development Programs through Foster SOE

During 2019, CDC on behalf of and for the benefit of Telkom Group has distributed community development programs funds. Community development distribution which are not included in the CDC’s financial statements are as follows:

	Year ended December 31,
	2019	2018
Community Development Donation
Education and/or Training Donation	2,093,442,796	31,499,719,150
Improvement for Facility and/or Public Facility	2,090,439,947	22,470,692,510
Religion Facility	1,330,375,000	15,921,606,803
Nature Disaster Victims	1,143,573,962	4,691,682,550
Poverty Alleviatio	386,400,000	24,843,660,416
Healthcare Improvement	298,466,411	6,161,049,348
Natural Preservation	14,190,000	294,070,000
Total Community Development Programs	7,356,888,116	105,882,480,777

16.	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

The relationship and nature of account balances/ transactions with related parties were as follows:

Relation	Related parties	Transaction
Foster SOE	PT Telekomunikasi Indonesia (Persero) Tbk.	Income allocation for community development program
Entity under common control of PT Telekomunikasi Indonesia Tbk	PT Graha Sarana Duta	Room fitting out provider
Entity under common control of PT Telekomunikasi Indonesia Tbk	PT Infomedia Nusantara	Foster partner training provider

23

The original financial statements included herein are in Indonesian language.

, 2019 and

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN

DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2019 and

Year then Ended

(Expressed in Rupiah)

16.	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued)

The relationship and nature of account balances/ transactions with related parties were as follows: (continued)

Relation	Related parties	Transaction
Entity under common control of PT Telekomunikasi Indonesia Tbk	PT PINS Indonesia	CPE (Customer Premises Equipment) Provider
Entity under common control of PT Telekomunikasi Indonesia Tbk	PT Metra Digital Media	Fund provider for internet training program
Entity under common control of PT Telekomunikasi Indonesia Tbk	PT Finnet Indonesia	Provider of virtual accounts
Entity under common control of PT Telekomunikasi Indonesia Tbk	PT Metrasat	Provider of goods donation
Entity under common control of PT Telekomunikasi Indonesia Tbk	PT Sarana Usaha Sejahtera Insanpalapa	Provider of medical services
Entity under common control of PT Telekomunikasi Indonesia Tbk	PT Bank Negara Indonesia (Persero) Tbk.	Banking services
Entity under common control of PT Telekomunikasi Indonesia Tbk	PT Bank Mandiri (Persero) Tbk.	Banking services
Entity under common control of PT Telekomunikasi Indonesia Tbk	PT Bank Rakyat Indonesia (Persero) Tbk.	Other income of SOE Care Program
Entity under common control of PT Telekomunikasi Indonesia Tbk	PT Sang Hyang Seri (Persero)	Other Foster SOE
Entity under common control of PT Telekomunikasi Indonesia Tbk	PT Permodalan Nasional Madani (Persero)	Other Foster SOE

24

The original financial statements included herein are in Indonesian language.

, 2019 and

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN

DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2019 and

Year then Ended

(Expressed in Rupiah)

16.	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued)

The details of accounts and significant transactions with related parties are as follows:

	December 31,
	2019	2018
Assets
Cash and Cash Equivalents (Note 4)
Partnership Program
Cash in banks
PT Bank Mandiri (Persero) Tbk.	2,703,357,258	8,884,306,252
PT Bank Negara Indonesia (Persero) Tbk,	3,821,784,913	2,786,700,883
Time deposit
PT Bank Mandiri (Persero) Tbk	8,000,000,000	-
	14,525,142,171	11,671,007,135
Community Development Program
Cash in banks
PT Bank Mandiri (Persero) Tbk.	-	8,397,931,330
Total cash and cash equivalent in affiliated parties	14,525,142,171	20,068,938,465
Loan to Other Foster SOE or Distributing Partners (Note 6)
PT Sang Hyang Seri (Persero)
Total Loan	7,657,387,468	7,657,387,468
Allowance for Impairment of Troubled Loan	(7,657,387,468)	(7,657,387,468)
Total loan	-	-
Total assets in affiliated parties	14,525,142,171	20,068,938,465
Total assets	383,968,606,369	413,153,842,934
As percentage to total assets	3,78%	4.86%
Liabilities
Community Development Program
PT PINS Indonesia	-	963,766,375
PT Metrasat	-	61,600,000
Total other payables	-	1,025,366,375
Total liabilities in afffiliated parties	-	1,025,366,375
Total liabilities	1,414,015,359	3,384,928,116
As percentage to total liabilities	0%	30.29%

25

The original financial statements included herein are in Indonesian language.

, 2019 and

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN

DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2019 and

Year then Ended

(Expressed in Rupiah)

16.	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued)

The details of accounts and significant transactions with related parties are as follows: (continued)

	December 31,
	2019	2018
Expenses
Partnership Program
PT Infomedia Solusi Humanika	6,271,673,322	-
PT Metra Digital Media	-	11,182,970,000
PT Infomedia Nusantara	-	2,424,354,505
PT Graha Sarana Duta	-	297,417,120
Total	6,271,673,322	13,904,741,625
Partnership Program
PT Graha Sarana Duta	-	16,375,162,287
PT PINS Indonesia	-	4,153,810,375
PT Metra Digital Media	-	3,465,000,000
PT Sarana Usaha Sejahtera Insanpalapa	-	70,472,383
Total	-	24,064,445,045
Fund transferred to Other Foster SOE	25,000,000,000	-
Total operational expense in affiliated parties	31,271,673,322	37,969,186,670
Total expense	35,124,841,655	151,495,071,941
As percentage to total expense	89,03%	25.06%

Partnership Program
Interest from Time Deposits
PT Bank Mandiri (Persero) Tbk	22,103,836	2,367,123
Interest from Current Account
PT Bank Mandiri (Persero) Tbk	375,743,025	284,145,474
PT Bank Negara Indonesia (Persero) Tbk	205,952,132	255,223,039
Total interest from Deposit and current account	603,798,993	541,735,636
Community Development Program
Revenue from Deposits
PT Bank Mandiri (Persero) Tbk.	-	18,160,730
Total interest from deposits	-	18,160,730
Interest from Current Account
PT Bank Mandiri (Persero) Tbk	18,655,412	1,657,975,341
Total interest from Deposit and current account	18,655,412	1,676,136,071
Total revenues from affiliated parties	622,454,405	2.217.871.707
Total revenue	7,910,517,847	15,456,130,796
As percentage to total revenue	7.87%	14.35%

26

The original financial statements included herein are in Indonesian language.

, 2019 and

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN

DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2019 and

Year then Ended

(Expressed in Rupiah)

17.	STATEMENT OF CASH FLOWS - DIRECT METHOD

	Year ended December 31,
	2019	2018
OPERATING ACTIVITIES
Fund Received from Foster SOE	-	87,000,000,000
Loan Repayments to Foster SOE	-	(87,000,000,000)
Loan Repayments from Foster Partners	248,925,638,533	267,841,760,329
Payable Payment	(1,406,516,359)	(2,176,951,109)
Receipt from Loan Administration Service	7,285,283,764	15,605,970,097
Interest Income	622,454,405	2,217,871,707
Fund transferred to Other Foster SOE	(210,159,750,000)	(251.994.750.000)
Loan Distribution to Foster Partners	(25,000,000,000)	-
Community Development Fund Distribution	(7,356,888,116)	(105.882.480.777)
Fostering Partnership Funds	(18,281,336,771)	(27,993,625,616)
Refund to Foster Partners	(175,461,428)	(168,440,674)
Other Revenues	2,779,678	27,201,239
NET CASH FLOWS USED TO OPERATING ACTIVITIES	(5,543,796,294)	(102,523,444,804)
DECREASE INCREASE IN CASH AND CASH EQUIVALENTS	(5,543,796,294)	(102,523,444,804)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	20,068,938,465	122,592,383,269
CASH AND CASH EQUIVALENTS AT END OF YEAR	14,525,142,171	20,068,938,465

27

The original financial statements included herein are in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN

DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

SUPPLEMENTAL INFORMATION (unaudited)

December 31, 2019 and

Year then Ended

(Expressed in Rupiah)

KEY PERFORMANCE INDICATOR

KEP.100/MBU/2002

Partnership Program

a.	Effectivity Performance

The performance evaluation of partnership and community development program is based on the Minister of SOE Decree No. KEP.100/ MBU/ 2002 dated June 4, 2012 regarding The Effectiveness Indicator of Partnership Program Loan Distribution and the Collectibility of the Loan Repayments.

The effectiveness of loan distribution is calculated by dividing the amount of distributed funds by the amount of the utilizable funds. Amount of distributed funds represents all current year funds distribution to small enterprise businesses and cooperation. The funds are distributed as working capital loans. Available fund is calculated by adding the beginning balance with loan repayments (principal and interest) and with interest income from partnership program.

	Score of funds absorbtion table:
	% of absorbtion	>90	85 - 90	80 - 85	<80
	Score	3	2	1	0

Year ended December 31,
2019
Fund Distribution
Amount of Distribution	235,159,750,000
Fostering Partnership Funds (Note 14)	18,281,336,771
253,441,086,771
Beginning Balance for Cash and Cash Equivalent of Partnership Program	11,671,007,135
Loan Repayments from Foster Partners (Note 17)	248,925,638,533
Receipt from Loan Administration Service (Note 11)	7,285,283,764
Interest and Current Account Income (Note 12)	603,798,993
268,485,728,425
Level of the effectiveness of the loan distribution (percentage of fund distribution to available fund)	94.40%
Score of level of the effectiveness of the loan distribution	3

i

The original financial statements included herein are in Indonesian language.

, 2019 and

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

PUSAT PENGELOLAAN PROGRAM KEMITRAAN

DAN PROGRAM BINA LINGKUNGAN

(COMMUNITY DEVELOPMENT CENTER)

SUPPLEMENTAL INFORMATION (unaudited)

December 31, 2019 and

Year then Ended

(Expressed in Rupiah)

KEY PERFORMANCE INDICATOR (continued)

KEP.100/MBU/2002 (continued)

Partnership Program (continued)

b.			Collectibility level of the Loan Distribution

Another performance indicator of partnership and community development program is the loan collectibility which indicates the probability of loan repayment. The loan collectibility level is calculated by comparing the weighted average collectibility funds with distributed funds. Weighted average funds is the result of multiplying the collectibility weightage with the balance of each quality of the loan (e.g: current: 100%, substandard: 75%, doubtful: 25% and troubled: 0%)

Score of loan repayments collectibility level is as follows:

% of Collectibility Level	>70	40 s.d 70	10 s.d 40	<10
Score	3	2	1	0

Weighted average amount of the collectibility of the loan as of December 31, 2019 is as follows:

Loan Quality	Loan Balance (unaudited)%		Weighted Average Amount
Current	3,570,757,244,070	100%	3,570,757,244,070
Substandard	125,065,619,910	75%	93,799,214,933
Doubtful	46,150,232,000	25%	11,537,558,000
Troubled	485,335,754,206	0%	-
Total	4,227,308,850,186		3,676,094,017,003
Loan repayment collectibility level (percentage of weighted average loan collectibility to loan distribution)		86.96%
Score of repayments collectibility level		3

ii